EXHIBIT 99.2

2003 ANZ
Financial Report

Strong

Different

Successful

Sustainable

Table of Contents

Statements of Financial Performance
Statements of Financial Position
Statements of Changes in Shareholders’ Equity
Statements of Cash Flows

Notes to the Financial Statements
1	Accounting Policies
2	Income
3	Expenses
4	Equity Instruments Issued to Employees
5	Remuneration of Auditors
6	Income Tax Expense
7	Dividends
8	Earnings per Ordinary Share
9	Liquid Assets
10	Due from Other Financial Institutions
11	Trading Securities
12	Investment Securities
13	Net Loans and Advances
14	Impaired Assets
15	Provisions for Doubtful Debts
16	Customers’ Liabilities for Acceptances
17	Regulatory Deposits
18	Shares in Controlled Entities, Associates and Joint Venture Entities
19	Deferred Tax Assets
20	Goodwill
21	Other Assets
22	Premises and Equipment
23	Due to Other Financial Institutions
24	Deposits and Other Borrowings
25	Income Tax Liabilities
26	Payables and Other Liabilities
27	Provisions
28	Bonds and Notes
29	Loan Capital
30	Share Capital
31	Outside Equity Interests
32	Capital Adequacy
33	Average Balance Sheet and Related Interest
34	Interest Spreads and Net Interest Average Margins
35	Market Risk
36	Interest Sensitivity Gap
37	Net Fair Value of Financial Instruments
38	Derivative Financial Instruments
39	Securitisation
40	Life Insurance
41	Segment Analysis
42	Notes to the Statements of Cash Flows
43	Controlled Entities
44	Associates
45	Interests in Joint Venture Entities
46	Fiduciary Activities
47	Commitments
48	Contingent Liabilities, Contingent Assets and Credit Related Commitments
49	Superannuation Commitments
50	Employee Share and Option Plans
51	Related Party Disclosures
52	Remuneration of Directors
53	Remuneration of Executives
54	US GAAP Reconciliation
55	Exchange Rates
56	Events Since the End of the Financial Year

Directors’ Declaration
Auditors’ Report
Critical Accounting Policies

Financial Information
1	Cross Border Outstandings
2	Certificates of Deposit and Term Deposit Maturities
3	Volume and Rate Analysis
4	Concentrations of Credit Risk
5	Doubtful Debts – Industry Analysis
6	Short Term Borrowings

Glossary
Alphabetical Index

Statements of Financial Performance for the year ended 30 September 2003

		Consolidated			The Company
	Note	2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m
Total Income	2	13,023	12,007	12,824	11,368	9,061
Interest income	2	10,215	9,037	10,251	7,378	6,426
Interest expense	3	(5,904)	(5,019)	(6,418)	(4,556)	(3,813)
Net interest income		4,311	4,018	3,833	2,822	2,613
Proceeds, net of costs, on disposal of investments		—	566	—	—	780
Carrying amount of assets given up		—	(392)	—	—	(588)
Profit from disposal of investments	2	—	174	—	—	192
Other operating income	2	2,702	2,765	2,598	3,990	2,443
Share of joint venture: profit from INGA joint venture	2	55	2	—	—	—
Share of associates profit (net of writeoffs)	2	51	29	(25)	—	—
Operating income		7,119	6,988	6,406	6,812	5,248
Operating expenses	3	(3,228)	(2,905)	(3,092)	(2,663)	(2,388)
Profit before doubtful debt provision		3,891	4,083	3,314	4,149	2,860
Provision for doubtful debts	15	(614)	(860)	(531)	(465)	(710)
Profit before income tax		3,277	3,223	2,783	3,684	2,150
Income tax expense	6	(926)	(898)	(911)	(616)	(643)
Profit after income tax		2,351	2,325	1,872	3,068	1,507
Net profit attributable to outside equity interests		(3)	(3)	(2)	—	—
Net profit attributable to shareholders of the Company(1)		2,348	2,322	1,870	3,068	1,507
Currency translation adjustments, net of hedges after tax		(356)	(98)	197	(191)	(214)
Total adjustments attributable to shareholders of the company recognised directly into equity		(356)	(98)	197	(191)	(214)
Total changes in equity other than those resulting from transactions with shareholders as owners		1,992	2,224	2,067	2,877	1,293

Earnings per ordinary share (cents)	8
Basic		148.3	147.3	117.4	n/a	n/a
Diluted		147.9	146.6	117.0	n/a	n/a

The notes appearing on pages 6 to 77 form an integral part of these financial statements

(1)   The results of 2002 include the impact of these significant transactions:

•      The sale of businesses to INGA joint venture (profit after tax of $170 million);

•      National Housing Bank recovery ($159 million profit after tax); and

•      Special general provision for doubtful debts ($175 million charge after tax)

Further details on these transactions are shown in notes 2, 3 and 15

Statements of Financial Position as at 30 September 2003

		Consolidated		The Company
	Note	2003	2002	2003	2002
		$m	$m	$m	$m
Assets
Liquid assets	9	6,592	7,410	3,916	5,994
Due from other financial institutions	10	2,427	3,815	2,143	2,649
Trading securities	11	4,213	5,873	3,636	5,219
Investment securities	12	4,767	3,609	3,838	2,593
Net loans and advances	13	149,465	132,060	115,530	99,900
Customers’ liabilities for acceptances	16	13,178	13,796	13,178	13,796
Due from controlled entities		—	—	5,738	6,495
Regulatory deposits	17	101	178	68	138
Shares in controlled entities, associates and joint venture entities	18	1,814	1,692	8,095	6,256
Deferred tax assets	19	1,165	1,218	746	835
Goodwill(1)	20	160	180	87	94
Other assets	21	10,224	11,810	8,042	9,603
Premises and equipment	22	1,485	1,464	897	866
Total assets		195,591	183,105	165,914	154,438

Liabilities
Due to other financial institutions	23	6,467	10,860	5,490	10,372
Deposits and other borrowings	24	124,494	113,259	90,186	85,258
Liability for acceptances		13,178	13,796	13,178	13,796
Due to controlled entities		—	—	9,262	3,895
Income tax liabilities	25	1,083	1,340	546	921
Payables and other liabilities	26	13,611	12,630	11,671	10,845
Provisions	27	769	1,602	614	1,469
Bonds and notes	28	16,572	14,708	16,131	14,536
Loan capital	29	5,630	3,445	5,367	3,186
Total liabilities		181,804	171,640	152,445	144,278
Net assets		13,787	11,465	13,469	10,160

Shareholders’ equity
Ordinary share capital	30	4,175	3,939	4,175	3,939
Preference share capital	30	2,212	1,375	2,212	1,375
Reserves		180	534	684	875
Retained profits		7,203	5,600	6,398	3,971
Share capital and reserves attributable to shareholders of the Company		13,770	11,448	13,469	10,160
Outside equity interests	31	17	17	—	—
Total shareholders’ equity		13,787	11,465	13,469	10,160
Derivative financial instruments	38
Commitments	47
Contingent liabilities, contingent assets and credit related commitments	48

The notes appearing on pages 6 to 77 form an integral part of these financial statements

(1)   Excludes notional goodwill of $821 million (September 2002: $865 million) included in the net carrying value of ING Australia Limited

Statements of Changes in Shareholders’ Equity for the year ended 30 September 2003

		Consolidated			The Company
	Note	2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m

Share capital
Ordinary shares
Balance at start of year		3,939	3,733	4,028	3,939	3,733
Dividend reinvestment plan		115	94	86	115	94
Group employee share acquisition scheme		48	55	65	48	55
Group share option scheme		73	57	21	73	57
Small shareholder voluntary top up scheme		—	—	12	—	—
New issues		—	—	16	—	—
Share buyback	30	—	—	(495)	—	—
Balance at end of year		4,175	3,939	3,733	4,175	3,939
Preference shares	30
Balance at start of year		1,375	1,526	1,374	1,375	1,526
New issues(1)		987	—	—	987	—
Retranslation of preference share issues		(150)	(151)	152	(150)	(151)
Balance at end of year		2,212	1,375	1,526	2,212	1,375
Total share capital		6,387	5,314	5,259	6,387	5,314

Asset revaluation reserve(2)
Balance at start and end of year		31	31	31	401	401
Total asset revaluation reserve		31	31	31	401	401
Foreign currency translation reserve(3)
Balance at start of year		117	215	18	419	633
Currency translation adjustments, net of hedges after tax		(356)	(98)	197	(191)	(214)
Total foreign currency translation reserve		(239)	117	215	228	419

General reserve(4)
Balance at start of year		237	322	588	55	55
Transfers (to) from retained profits		2	(85)	(266)	—	—
Total general reserve		239	237	322	55	55
Capital reserve(4)		149	149	149	—	—
Total reserves		180	534	717	684	875

Retained profits
Balance at start of year		5,600	4,562	3,607	3,971	3,716
Net profit attributable to shareholders of the Company		2,348	2,322	1,870	3,068	1,507
Total available for appropriation		7,948	6,884	5,477	7,039	5,223
Transfers from (to) reserves		(2)	85	266	—	—
Ordinary share dividends provided for or paid	7	(641)	(1,252)	(1,062)	(641)	(1,252)
Preference share dividends paid	7	(102)	(117)	(119)	—	—
Retained profits at end of year		7,203	5,600	4,562	6,398	3,971
Total shareholders’ equity attributable to shareholders of the Company		13,770	11,448	10,538	13,469	10,160

The notes appearing on pages 6 to 77 form an integral part of these financial statements

(1)   Relates to the issue of 10 million ANZ Stapled Exchangeable Preferred Securities, raising $1 billion net of issue costs of $13 million.  Refer Note 30

Nature and purpose of reserves

(2)   Asset revaluation reserve

Prior to 1 October 2000, the asset revaluation reserve was used to record certain increments and decrements on the revaluation of non-current assets. As the Group has elected to adopt deemed cost in accordance with AASB 1041, the balance of the reserve is not available for future non-current asset write downs while the Group remains on the deemed cost basis

(3)   Foreign currency translation reserve

Exchange differences arising on translation of foreign self-sustaining operations are taken to the foreign currency translation reserve, as described in accounting policy note 1

(4)   General reserve and Capital reserve

The balance of these reserves have resulted from prior period allocations of retained profits and may be released to retained profits.  Within the General reserve, amounts held in claims equalisation reserve under the Insurance Act 1973, cannot be released to profit for a period of ten years

Statements of Cash Flows for the year ended 30 September 2003

			Consolidated			The Company
	Note		2003	2002	2001	2003	2002
			$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received			10,887	10,148	11,054	7,243	6,723
Dividends received			7	3	75	1,803	67
Fees and other income received			2,908	2,919	2,783	2,397	2,689
Interest paid			(5,724)	(5,367)	(6,703)	(4,372)	(4,158)
Personnel expenses paid			(1,848)	(1,900)	(1,827)	(1,463)	(1,576)
Premises expenses paid			(279)	(268)	(253)	(257)	(249)
Other operating expenses paid			(1,952)	(1,893)	(1,775)	(855)	(913)
Income taxes paid			(1,312)	(853)	(823)	(1,063)	(574)
Goods and services tax (paid) received			1	(28)	(53)	17	(8)
Net decrease (increase) in trading securities			1,669	(1,030)	(629)	1,583	(782)
Net cash provided by operating activities	42	(a)	4,357	1,731	1,849	5,033	1,219
Cash flows from investing activities
Net decrease (increase)
Liquid assets - greater than three months			1,113	(442)	983	1,091	(416)
Due from other financial institutions			(44)	554	909	(59)	557
Regulatory deposits			52	37	(27)	48	(47)
Loans and advances			(19,944)	(9,441)	(4,829)	(17,928)	(9,216)
Shares in controlled entities and associates			(2)	(1)	(36)	(701)	1,023
Investment securities
Purchases			(3,871)	(2,851)	(4,005)	(2,838)	(1,480)
Proceeds from sale or maturity			2,445	2,436	3,630	1,294	977
Controlled entities and associates
Purchased (net of cash acquired)	42	(c)	—	(1,050)	(36)	—	(893)
Proceeds from sale (net of cash disposed)			—	—	—	—	—
Premises and equipment
Purchases			(368)	(385)	(452)	(292)	(309)
Proceeds from sale			51	101	127	38	51
Recovery from NHB litigation			—	248	—	—	248
Other			1,663	201	(454)	1,501	50
Net cash (used in) investing activities			(18,905)	(10,593)	(4,190)	(17,846)	(9,455)
Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions			(2,946)	(1,211)	(826)	(3,434)	(917)
Deposits and other borrowings			13,995	9,152	890	7,500	9,888
Due from/to controlled entities			—	—	—	4,993	(2,907)
Payables and other liabilities			1,000	362	581	1,140	875
Bonds and notes
Issue proceeds			8,255	4,537	7,542	7,788	4,538
Redemptions			(4,095)	(3,519)	(2,878)	(4,095)	(3,519)
Loan capital
Issue proceeds			3,380	759	—	3,380	500
Redemptions			(437)	(589)	(244)	(437)	(398)
Decrease (increase) in outside equity interests			(1)	1	(1)	—	—
Dividends paid			(1,322)	(1,178)	(1,028)	(1,220)	(1,061)
Share capital issues (ordinary capital)			120	112	114	120	112
StEPS preference share issue			1,000	—	—	1,000	—
StEPS issues costs			(13)	—	—	(13)	—
Share buyback			—	—	(495)	—	—
Net cash provided by financing activities			18,936	8,426	3,655	16,722	7,111
Net cash provided by operating activities			4,357	1,731	1,849	5,033	1,219
Net cash (used in) investing activities			(18,905)	(10,593)	(4,190)	(17,846)	(9,455)
Net cash provided by financing activities			18,936	8,426	3,655	16,722	7,111
Net (decrease) increase in cash and cash equivalents			4,388	(436)	1,314	3,909	(1,125)
Cash and cash equivalents at beginning of year			7,925	9,071	6,462	5,453	6,747
Foreign currency translation on opening balances			(4,998)	(710)	1,295	(4,951)	(169)
Cash and cash equivalents at end of year	42	(b)	7,315	7,925	9,071	4,411	5,453

The notes appearing on pages 6 to 77 form an integral part of these financial statements

Notes to the Financial Statements

Our critical accounting policies are described on pages 80 to 83.

1:  Accounting Policies

i)      Basis of preparation

This general purpose financial report complies with the accounts provisions of the Banking Act 1959, applicable Australian Accounting Standards, the accounts provisions of the Corporations Act 2001, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. Except as disclosed below, these accounting policies are consistent with those of the previous year.

Certain disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants have also been included in this report.

The financial report has been prepared in accordance with the historical cost convention as modified by the revaluation of trading instruments, and the deemed cost of properties. The preparation of the financial report requires the use of management estimates. Such estimates may require review in future periods.

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100, dated 10 July 1998. Consequently, amounts in the financial report have been rounded to the nearest million dollars except where otherwise indicated.

All amounts are expressed in Australian dollars, unless otherwise stated. Where necessary, amounts shown for the previous year have been reclassified to facilitate comparison.

ii)     Changes in Accounting Policies

AASB 1044, Provisions, Contingent Liabilities and Contingent Assets became effective for the Group from 1 October 2002. Under the new Standard, provision for dividends cannot be booked unless dividends are declared, determined or publicly recommended on or before balance date. Accordingly the dividend applicable to the current reporting period has not been booked in this report. However, dividends declared after balance date still need to be disclosed in the notes. The adoption of AASB 1044 results in an increase in Shareholders’ Equity of $777 million.  The Group will continue its current practice of making a public announcement of the dividend after balance date. Dividend information for the current period is provided in note 7, Dividends.

AASB 1012, Foreign Currency Translation became effective for the Group from 1 October 2002. Under this revised Standard foreign denominated equity must be reported using the spot rate applicable at the date of issue and not be retranslated using the spot rate at the end of each reporting period. The Group has retranslated its USD preference share capital to the historical spot rates. As the translation adjustment is reported in the foreign currency translation reserve the impact of these changes are neutral on equity.

iii)    Consolidation

The financial statements consolidate the financial statements of Australia and New Zealand Banking Group Limited (the Company) and its controlled entities.

Shares in controlled entities are stated at deemed cost in the statement of financial position.

Where controlled entities and associates have been sold or acquired during the year, their operating results have been included to the date of disposal or from the date of acquisition.

The Group adopts the equity method of accounting for associates and the Group’s interest in joint venture entities. Shares in associates and joint venture entities are stated in the consolidated statement of financial position at cost plus the Group’s share of post acquisition net assets. The Group’s share of results of associates and joint venture entities is included in the consolidated statement of financial performance.

The Group may invest in or establish special purpose companies, or vehicles, to enable it to undertake specific types of transactions. Where the Group controls such vehicles, they are consolidated into the Group financial results.

iv)   Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding 20 years.

The unamortised balance of goodwill and notional goodwill and the period of amortisation are reviewed annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

v)    Foreign currency

Financial assets and liabilities denominated in foreign currencies are translated into Australian dollars at the rates of exchange ruling at balance date.

Revenues and expenses of overseas branches and controlled entities are translated at average exchange rates for the year.

Net translation differences arising from the translation of overseas branches and controlled entities considered to be self-sustaining operations are included in the foreign currency translation reserve, after allowing for those positions hedged by foreign exchange contracts and related currency borrowings (net of tax).

vi)   Fee income

Fee and commission income are brought to account on an accruals basis. Yield-related front-end application fees received are deferred and accrued to income as an adjustment of yield over the period of the loan. Non yield-related application and activation lending fees received are recognised as income no later than when the loan is disbursed or the commitment to lend expires. Fees received on an ongoing basis that represent the recoupment of the costs of providing service (for example, maintaining and administering existing facilities) are taken to income when the fees are receivable.

vii)  Net loans and advances

Net loans and advances include direct finance provided to customers such as bank overdrafts, credit cards, term loans, lease finance, hire purchase finance and commercial bills.

Overdrafts, credit cards and term loans are carried at principal balances outstanding. Interest on amounts outstanding is accounted for on an accruals basis.

Finance leases and hire purchase contracts are accounted for using the finance method whereby income is taken to account progressively over the life of the lease or the contract in proportion to the outstanding investment balance.

Customer financing through redeemable preference shares is included within net loans and advances. Dividends received on redeemable preference shares are taken to the statement of financial performance as part of interest income.

All loans are subject to regular scrutiny and graded according to the level of credit risk. Loans are classified as either productive or non-accrual. The Group has adopted the Australian Prudential Regulation Authority Impaired Assets Guidelines in assessing non-accrual loans. Non-accrual loans include loans where the accrual of interest and fees has ceased due to doubt as to full recovery, and loans that have been restructured with an effective yield below the Group’s average cost of funds at the date of restructuring. A specific provision is raised to cover the expected loss, where full recovery of principal is doubtful.

Restructured loans are loans with an effective yield above the Group’s cost of funds and below the yield applicable to a customer of equal credit standing.

Cash receipts on non-accrual loans are, in the absence of a contrary agreement with the customer, applied as income or fees in priority to being applied as a reduction in principal, except where the cash receipt relates to proceeds from the sale of security.

viii) Bad and doubtful debts

Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio. The monthly charge is booked to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.

The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•              the history of credit loss for each type and risk grade of lending; and

•              the size, composition and risk profile of the current loan portfolio.

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified. As a result of the reassessments, ELP charge levels may be periodically increased or decreased.

Specific provisions are maintained to cover identified doubtful debts. All known bad debts are written off in the year in which they are identified. The specific provision requirement (representing new and increased specific provisions less specific provision releases) is transferred from the general provision to the specific provision. Recoveries, representing excess transfers to the specific provision, are credited to the general provision.

Provisions for doubtful debts are deducted from loans and advances in the statement of financial position.

ix)    Acceptances

Commercial bills accepted but not held in portfolio are accounted for and disclosed as a liability with a corresponding contra asset.

The Group’s own acceptances discounted are held as part of either the trading securities portfolio or the loan portfolio, depending on whether, at the time of such discount, the intention was to hold the acceptances for resale or until maturity.

x)     Trading securities

Securities held for trading purposes are recorded at market value. Unrealised gains and losses on revaluation are taken to the statement of financial performance.

xi)    Investment securities

Investment securities are those which the Group intends and has the ability to hold until maturity. Such securities are recorded at cost or at cost adjusted for amortisation of premiums or discounts.

Premiums and discounts are capitalised and amortised from the date of purchase to maturity. Interest and dividend income is accrued. Changes in market values of securities are not taken into account unless there is considered to be a permanent diminution in value.

xii)   Repurchase agreements

Securities sold under repurchase agreements are retained in the financial statements and a counterparty liability is disclosed under the classifications of Due to other financial institutions or Deposits and other borrowings. The difference between the sale price and the repurchase price is amortised over the life of the repurchase agreement and charged to interest expense in the statement of financial performance.

Securities purchased under agreements to resell are recorded as Liquid assets, Net loans and advances, or Due from other financial institutions, depending on the term of the agreement and the counterparty.

xiii)  Derivative financial instruments

Derivative financial instruments (derivatives) are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

Trading derivatives, comprising derivatives entered into for customer-related or proprietary reasons or for hedging the trading portfolio, are measured at fair value and all gains and losses are taken to other operating income in the statement of financial performance. Fair value losses arising from trading derivatives are not offset against fair value gains unless a legal right of set-off exists.

Derivatives designated as hedges of underlying non-trading exposures are accounted for on the same basis as the underlying exposures. To be designated as a hedge, the fair value of the hedge must move inversely with changes in the fair value of the underlying exposure.

Gains and losses resulting from the termination of a derivative that was designated as a hedge of non-trading exposures are deferred and amortised over the remaining period of the original term covered by the terminated instrument where the underlying exposure still exists. The gains or losses are recorded in the income or expense line in which the underlying exposure movements are recorded. Where the underlying exposure no longer exists, the gains and losses are recognised in the statement of financial performance in the other operating income line.

Gains and losses on derivatives related to hedging exposures arising from anticipated transactions are deferred and recognised in the financial statements when the anticipated transaction occurs.

These gains and losses are deferred only to the extent that there is an offsetting unrecognised (unrealised) gain or loss on the exposures being hedged. Deferred gains and losses are amortised over the expected term of the hedged exposure and are recorded in the results of operations in the same line as the underlying exposure. The deferred gain or loss is recorded in other liability or other assets in the statement of financial position.

Gains and losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur. If the forecasted transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance in the other income disclosure.

Movements in the derivative financial position are recorded in the cashflow statement when they are settled on the other financing and investing lines.

xiv)  Premises and equipment

Premises and equipment are carried at cost less depreciation or amortisation.

Profit or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the results of the Group in the year of disposal.

Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Group, using the straight line method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5% to 33%
Software	14% to 33%

Leasehold improvements are amortised on a straight line basis over the remaining period of each lease.

Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as amortisation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

The carrying values of all non-current assets have been assessed and are not in excess of their recoverable amounts.

xv)   Income tax

The Group adopts the liability method of tax effect accounting whereby income tax expense is calculated based on accounting profit adjusted for permanent differences. Permanent differences are items of revenue and expense which are recognised in the statement of financial performance but are not part of taxable income or vice versa.

Future tax benefits and deferred tax liabilities relating to timing differences and tax losses are carried forward at tax rates applicable to future periods. These future tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future tax benefits relating to tax losses are only carried forward where realisation of the benefit is considered virtually certain.

Provision for Australian income tax is made where the earnings of overseas controlled entities are subjected to Australian tax under the attribution rules for the taxation of foreign sourced income.

Otherwise, no provision is made for overseas withholding tax or Australian income tax which may arise on repatriation of earnings from overseas controlled entities, where it is expected these earnings will be retained by those entities to finance their ongoing business.

xvi)  Employee entitlements

The amounts expected to be paid in respect of employees’ entitlements to annual leave are accrued at expected salary rates including on-costs. Liability for long service leave is accrued in respect of all applicable employees at the present value of future amounts expected to be paid.

xvii)  Provisions

Refer to note 27 for the accounting policies covering various provisions excluding ELP which is detailed in note 1 viii) above.

xviii)  Superannuation commitments

Contributions, which are determined on an actuarial basis, to superannuation schemes are charged to personnel expenses in the statement of financial performance.

Any aggregate deficiencies arising from the actuarial valuations of the Group’s defined benefit schemes have been provided for in the financial statements, where a legal or constructive obligation exists.

The assets and liabilities of the schemes have not been consolidated as the Company does not have direct or indirect control of the schemes.

xix)  Leasing

Leases entered into by the Group as lessee are predominantly operating leases, and the operating lease payments are included in the statement of financial performance in equal installments over the lease term.

xx)   Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as an other asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

xxi)  Life insurance

The Group’s life insurance business was conducted through ANZ Life Assurance Company Limited until 30 April 2002 and its results consolidated until that date.  On 1 May 2002 the Group’s life insurance business was transferred to a joint venture entity, (see note 45) which is accounted for in accordance with the equity method of accounting. The joint venture adopts similar accounting policies to those described here.

Components of life insurance margin on services operating income disclosed are premium revenue and related revenue, investment revenue, claims expense and insurance policy liabilities expense (refer note 40).

Premiums with no due date are recognised as revenue on a cash received basis. Premiums with a regular due date are recognised as revenue on an accruals basis. Unpaid premiums are only recognised as revenue during the days of grace or where secured by the surrender value of the policy and are included as ‘Other Assets’ in the balance sheet.

Claims under investment-linked business are recognised when the policy ceases to participate in the earnings of the fund. Claims on non investment-linked business are recognised when the liability to the policy owner under the policy contract has been established or upon notification of the insured event depending on the type of claim.

Policy liabilities and other liabilities are measured at net present value of estimated future cash flows. Changes in net present values are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

All assets are measured at net market values as at the reporting date. Changes in the net market values are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

xxii)  Capitalised expenses

Expenses related to the acquisition of interest earning assets are initially recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments.

2:  Income

		Consolidated			The Company
		2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m
	Interest income
	From other financial institutions	92	121	214	65	83
	On regulatory deposits	—	1	1	—	1
	On trading and investment securities	452	397	471	355	324
	On loans and advances	9,320	8,245	9,122	6,667	5,733
	Other	351	273	443	213	192
		10,215	9,037	10,251	7,300	6,333
	From controlled entities	—	—	—	78	93
	Total interest income	10,215	9,037	10,251	7,378	6,426

	Other operating income
i)	Fee income
	Lending	933	876	787	813	771
	Other, commissions(1)	1,115	1,196	1,105	795	861
		2,048	2,072	1,892	1,608	1,632
	From controlled entities	—	—	—	219	284
	Total fee income	2,048	2,072	1,892	1,827	1,916
ii)	Other income
	Significant transaction: Net profit before tax from sale of business to INGA joint venture	—	174	—	—	192
	Foreign exchange earnings	348	365	348	238	264
	Profit on sale of strategic investments	—	—	99	—	—
	Hedge of TrUEPrs cash flows(2)	71	72	27	71	72
	Life insurance margin on services operating income (refer note 40)	—	99	190	—	—
	Profit on trading instruments	110	59	63	122	44
	Profit on sale of premises(3)	6	5	3	—	2
	Rental income	3	4	5	3	3
	Dividend income from strategic investments	—	—	21	—	—
	Writedown of equity investments	—	—	(84)	—	—
	Other	116	89	34	1,729	142
	Total other income(4)	654	867	706	2,163	719
	Total other operating income	2,702	2,939	2,598	3,990	2,635
	Share of joint venture: profit from INGA joint venture (refer note 45)	55	2	—	—	—
	Share of associates profit (net of writeoffs)	51	29	(25)	—	—
	Total share of joint venture and associates profit	106	31	(25)	—	—
	Total income(5)	13,023	12,007	12,824	11,368	9,061

(1)   Includes commissions from funds management business (up to 30 April 2002)

(2)   Preference shares are issued via the TrUEPrs structure. This income is earned on a fixed receive/floating pay swap of the fixed dividend commitments

(3)   Gross proceeds on sale of premises is $33 million (2002: $42 million, 2001: $98 million)

(4)   The Company’s ‘other income’ include dividends received from controlled entities of $1,803 million (2002: $65 million)

(5)   Includes external dividend income of $10 million (2002: $3 million, 2001: $75 million) for the Group and $1 million (2002: $2 million) for the Company

3:  Expenses

		Consolidated			The Company
		2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m
	Interest expense
	To other financial institutions	183	246	590	164	225
	On deposits	3,502	3,019	3,597	2,722	2,371
	On borrowing corporations’ debt	461	404	454	—	—
	On commercial paper	310	251	584	184	46
	On loan capital, bonds and notes	1,052	801	797	1,014	793
	Other	396	298	396	295	210
		5,904	5,019	6,418	4,379	3,645
	To controlled entities	—	—	—	177	168
	Total interest expense	5,904	5,019	6,418	4,556	3,813

	Operating expenses
i)	Personnel
	Employee entitlements and taxes	122	129	131	106	117
	Pension fund	109	103	93	94	88
	Salaries and wages	1,177	1,134	1,124	912	892
	Other	342	348	327	283	293
	Total personnel expenses	1,750	1,714	1,675	1,395	1,390
ii)	Premises
	Amortisation of leasehold improvements	15	14	15	9	8
	Depreciation of buildings and integrals	16	17	18	1	2
	Rent	154	161	152	120	131
	Utilities and other outgoings	88	92	89	74	70
	Other	22	15	11	18	11
		295	299	285	222	222
	To controlled entities	—	—	—	43	37
	Total premises expenses	295	299	285	265	259
iii)	Computer
	Computer contractors	18	34	44	16	29
	Data communication	61	62	49	41	44
	Depreciation and amortisation	183	140	108	148	112
	Rentals and repairs	70	59	61	63	49
	Software purchased	103	105	82	90	92
	Other	30	24	20	12	7
	Total computer expenses	465	424	364	370	333
iv)	Other
	Advertising and public relations	91	98	106	66	71
	Amortisation of goodwill(1)	18	20	17	9	8
	Audit fees (refer note 5)	3	3	3	2	2
	Depreciation of furniture and equipment	33	35	42	26	28
	Freight and cartage	35	36	32	29	30
	Loss on sale of equipment	7	2	5	2	1
	Non-lending losses, frauds and forgeries	48	51	45	36	36
	Postage and stationery	92	97	94	67	71
	Professional fees	102	97	114	86	79
	Telephone	49	53	70	35	38
	Travel	78	77	79	55	57
	Other	102	84	75	165	171
	Total other expenses	658	653	682	578	592
v)	Restructuring	60	63	86	55	62
	Total operating expenses	3,228	3,153	3,092	2,663	2,636
	Significant transaction: recovery from NHB litigation	—	(248)	—	—	(248)
	Total operating expenses including recovery from NHB litigation	3,228	2,905	3,092	2,663	2,388
	Total expenses	9,132	7,924	9,510	7,219	6,201

(1)   In addition, there is a notional goodwill amortisation charge of $44 million (2002: $18 million) included in the calculation of the share of income from the ING Australia joint venture

4:  Equity Instruments Issued to Employees

Under existing Australian Accounting Standards, certain equity instruments issued to employees are not required to be expensed. The impact of expensing options(1), and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Consolidated
	2003	2002
	$m	$m
Net profit attributable to shareholders of the Company	2,348	2,322
Expenses attributable to:
Options issued to Management Board(1)	(8)	(7)
Options issued to general management(1)	(24)	(19)
Shares issued under $1,000 employee share plan	(18)	(18)
Total	2,298	2,278

(1)   Based on fair values estimated at grant date determined in accordance with the fair value measurement provisions of Accounting Exposure Draft ED 108.  Value of options are amortised on a straight line basis over the vesting period

5:  Remuneration of Auditors

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$’000	$’000	$’000	$’000	$’000
KPMG Australia
Audit or review of financial reports of the Company or any entity in the Group	2,640	2,065	2,296	2,115	1,586
Other audit-related services(1),(2)	2,083	2,793	1,753	1,690	2,685
Other assurance services(3)	3,891	8,188	2,811	3,864	7,453
	8,614	13,046	6,860	7,669	11,724
Consulting(4)	—	—	10,867	—	—
Taxation	775	1,278	1,681	775	1,256
	775	1,278	12,548	775	1,256
Total	9,389	14,324	19,408	8,444	12,980
Overseas Related practices of KPMG Australia
Audit or review of financial reports of Group entities	1,293	1,305	1,024	315	271
Other audit-related services(1),(2)	1,503	1,611	1,755	639	861
Other assurance services(3)	1,473	316	937	1,194	101
	4,269	3,232	3,716	2,148	1,233
Taxation	83	200	452	10	111
	83	200	452	10	111
Total	4,352	3,432	4,168	2,158	1,344
Total remuneration of auditors	13,741	17,756	23,576	10,602	14,324

By virtue of an Australian Securities and Investments Commission class order dated 30 September 1998, the auditors of Australia and New Zealand Banking Group Limited and its related bodies corporate, KPMG, have been exempted from compliance with the requirements of Section 324 of the Corporations Act 2001. The class order exemption applies in that partners and associates of KPMG not engaged on the audit of Australia and New Zealand Banking Group Limited and its related bodies corporate may be indebted to the Company, provided that such indebtedness arose upon ordinary commercial terms and conditions.

It is Group policy that KPMG Australia or any of its related practices may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by the Company’s regulators such as the Australian Prudential Regulation Authority. KPMG Australia or any of its related practices may not provide services that are perceived to be materially in conflict with the role of auditor. These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work. However, non-audit services that are not perceived to be materially in conflict with the role of auditor may be provided by KPMG Australia or any of its related practices subject to the approval of the ANZ Audit Committee.

(1)   Includes completion accounts review

(2)   Includes services for the audit or review of financial information other than financial reports including prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes

(3)   2003 includes assessing the Group’s compliance with the requirements of the US Patriot Act. 2002 includes due diligence services principally related to ING joint venture. Under the policy adopted by ANZ in April 2002, due diligence services are no longer provided by the external auditor, unless specifically approved by the Board

(4)   KPMG sold its consulting business effective 1 September 2001

6:  Income Tax Expense

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Reconciliation of the prima facie income tax payable on profit with the income tax expense charged in the statement of financial performance
Profit before income tax	3,277	3,223	2,783	3,684	2,150
Prima facie income tax at 30% (2002: 30%: 2001: 34%)	983	967	946	1,105	645
Tax effect of permanent differences
Overseas tax rate differential	15	14	(9)	2	5
Other non-assessable income	(31)	(39)	(36)	—	(1)
Rebateable and non-assessable dividends	(16)	(11)	(32)	(541)	(20)
Life insurance accounting	—	7	18	—	—
Writedown of investments	—	—	27	—	—
Profit from associated and joint venture entities	(32)	(9)	9	—	—
NHB settlement tax rate differential	—	15	—	—	15
Sale of business to ING Australia joint venture	—	(48)	—	—	(55)
Other	10	—	(16)	53	51
	929	896	907	619	640
Income tax under/(over) provided in prior years	(3)	2	4	(3)	3
Total income tax expense	926	898	911	616	643
Australia	672	683	716	543	578
Overseas	254	215	195	73	65
	926	898	911	616	643

Tax Consolidation

Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes.  At the date of this report, the Directors of the Company have not made a decision whether or not to elect to be taxed as a single entity.  Should the Company enter the tax consolidation regime, tax balances will no longer be recorded by subsidiaries if they form part of a consolidated tax group.

Tax balances for the consolidated tax group will be recorded in the financial statements of the Company.

7:  Dividends

	Consolidated				The Company
	2003		2002	2001	2003		2002
	$m		$m	$m	$m		$m
Ordinary dividends
Interim dividend	666		583	491	666		583
Proposed final dividend	777	(1)	692	595	777	(1)	692
Bonus option plan adjustment	(25)		(23)	(24)	(25)		(23)
Dividends on ordinary shares	1,418		1,252	1,062	1,418		1,252

(1)   Not provided for. Refer Note 1 (ii) Changes in accounting policies

A final dividend of 51 cents, fully franked, is proposed to be paid on each fully paid ordinary share on 19 December 2003 (2002: final dividend of 46 cents, paid 13 December 2002, fully franked; 2001: final dividend of 40 cents, paid 14 December 2001, fully franked). The 2003 interim dividend of 44 cents, paid 1 July 2003, was fully franked (2002: interim dividend of 39 cents, paid 1 July 2002, fully franked; 2001: interim dividend of 33 cents, paid 2 July 2001, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2002: 30%, 2001: 30%).

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Preference dividends
Trust Securities Issues	102	117	119	—	—
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)	—	n/a	n/a	—	n/a
Dividends on preference shares	102	117	119	—	—

Trust Securities Issues

The Company has issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carry an entitlement to a distribution of 8% (USD 400 million) or 8.08% (USD 375 million). The amounts are payable quarterly in arrears. Distributions are expected to be payable on 15 January, April, July and October of each year.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Company issued ten million ANZ StEPS raising $987 million (net of issue costs).  ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited a wholly owned subsidiary of the Company) stapled to a fully paid preference share issued by the Company.  Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  At each payment date the 90 day bank bill rate is reset for the next quarter.  Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year.  Dividends are not payable on the preference share while it is stapled to the note.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is nil (2002 and 2001: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2003 financial year, less franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

From 1 July 2002 the franking credits available have been measured in accordance with the New Business Tax System (Imputation) Act 2002 as the amount of income tax paid rather than being based on after-tax profits as in previous periods.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit balances.

Restrictions which Limit the Payment of Dividends

There are presently no significant restrictions on the payment of dividends from controlled entities to the Company. Various capital adequacy, liquidity, statutory reserve and other prudential requirements must be observed by certain controlled entities and the impact on these requirements caused by the payment of cash dividends is monitored. In practice however, there are significant tax considerations associated with the receipt of dividends from controlled entities by a company. Payment of dividends from domestic controlled entities constitutes assessable income to a recipient Australian company. Where the dividend is received from a company within the wholly-owned group or, if the payer company is not wholly-owned (up to 30 June 2002) to the extent that the dividend is franked, the recipient company is generally entitled to a rebate of tax otherwise payable on the assessable dividend. With effect from 1 July 2002, for franked dividends received from non wholly-owned companies a gross up and offset mechanism applies. Should the recipient company’s total assessable income be less than the rebateable/grossed up dividend income, or it be in a tax loss position, the rebate/offset will reduce or be eliminated. The Group therefore acts to preserve the availability of rebates/offsets by avoiding the payment of rebateable/grossed up dividends by domestic controlled entities in this situation.

Payments of dividends from overseas controlled entities may attract withholding taxes which have not been provided for in these financial statements.

There are presently no restrictions on payment of dividends by the Company. Reductions of shareholders’ equity through payment of cash dividends is monitored having regard to the regulatory requirements to maintain a specified capital adequacy ratio. In particular, the Australian Prudential Regulation Authority has advised Australian banks that a bank under its supervision must consult with it before declaring a dividend if the bank has incurred a loss, or proposes to pay dividends which exceed the level of profits earned.

Dividend Reinvestment Plan

During the year, 3,142,629 ordinary shares were issued at $18.32 per share, and 3,081,237 ordinary shares at $18.48 per share, under the Dividend Reinvestment Plan (2002: 2,533,819 ordinary shares at $18.33 per share and 2,484,694 ordinary shares at $19.24 per share).

Bonus Option Plan

Dividends paid during the year have been reduced by way of certain shareholders participating in the Bonus Option Plan and forgoing all or part of their right to dividends in return for the receipt of bonus shares.

During the year, 787,335 ordinary shares were issued at $18.32 per share, and 747,652 ordinary shares at $18.48 per share, under the Bonus Option Plan (2002: 679,408 ordinary shares at $18.33 per share and 672,437 ordinary shares at $19.24 per share).

	Declared dividend	Bonus options exercised	Amount paid
	$m	$m	$m
Final dividend 2002	692	(13)	679
Interim dividend 2003	666	(12)	654
	1,358	(25)	1,333

8:  Earnings per Ordinary Share

	Consolidated
	2003	2002	2001
	$m	$m	$m
Basic earnings per share (cents)	148.3	147.3	117.4

Earnings reconciliation
Net profit	2,351	2,325	1,872
Less: net profit attributable to outside equity interests	3	3	2
Less: preference share dividend paid	102	117	119
Earnings used in calculating basic earnings per share	2,246	2,205	1,751

Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,514.2	1,496.9	1,492.1

Diluted earnings per share (cents)	147.9	146.6	117.0

Earnings reconciliation
Net profit	2,351	2,325	1,872
Less: net profit attributable to outside equity interests	3	3	2
Less: preference share dividend paid	102	117	119
Earnings used in calculating diluted earnings per share	2,246	2,205	1,751

Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,514.2	1,496.9	1,492.1
Add: potential conversion of options to ordinary shares	4.8	7.6	4.2
Used in calculating diluted earnings per share	1,519.0	1,504.5	1,496.3

The weighted average number of converted and lapsed options, weighted with reference to the date of conversion or lapse, and included in the calculation of diluted earnings per share is 1.1 million.

9:  Liquid Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Coins, notes and cash at bankers	601	924	522	894
Money at call	317	112	311	101
Securities purchased under agreement to resell less than 90 days	496	524	496	522
Bills receivable and remittances in transit	436	1,179	436	1,179
	1,850	2,739	1,765	2,696
Overseas
Coins, notes and cash at bankers	284	293	96	109
Money at call	511	548	10	1
Other banks’ certificates of deposit	2,437	2,725	1,173	2,418
Securities purchased under agreement to resell less than 90 days	374	12	—	—
Bills receivable and remittances in transit	1,136	1,093	872	770
	4,742	4,671	2,151	3,298
Total liquid assets	6,592	7,410	3,916	5,994
Maturity analysis based on original term to maturity at 30 September
Less than 90 days	5,509	4,821	2,834	3,432
More than 90 days	1,083	2,589	1,082	2,562
Total liquid assets	6,592	7,410	3,916	5,994

10:  Due from Other Financial Institutions

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia	646	706	638	695
Overseas	1,781	3,109	1,505	1,954
Total due from other financial institutions	2,427	3,815	2,143	2,649
Maturity analysis based on remaining term to maturity at 30 September
Overdraft	638	275	636	272
Less than 3 months	1,283	2,805	1,051	1,657
Between 3 months and 12 months	351	597	309	586
Between 1 year and 5 years	84	118	83	116
After 5 years	71	20	64	18
	2,427	3,815	2,143	2,649

11:  Trading Securities

Trading securities are allocated between Australia and Overseas based on the domicile of the issuer

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Listed – Overseas
Equity securities	—	289	—	—
Total listed	—	289	—	—

Unlisted – Australia
Commonwealth securities	475	977	475	977
Local and semi-government securities	1,230	1,692	1,230	1,692
ANZ accepted bills	820	1,453	820	1,453
Other securities and equity securities	1,142	1,096	1,109	1,096
	3,667	5,218	3,634	5,218
Unlisted – Overseas
Other government securities	395	300	2	1
Other securities and equity securities	151	66	—	—
	546	366	2	1
Total unlisted	4,213	5,584	3,636	5,219
Total trading securities	4,213	5,873	3,636	5,219

12:  Investment Securities

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Investment securities are allocated between Australia and Overseas based on the domicile of the issuer

Listed – Australia
Other securities and equity investments	4	23	—	18
	4	23	—	18
Listed – Overseas
Other government securities	546	63	546	63
Other securities and equity investments	633	—	633	—
	1,179	63	1,179	63
Total listed	1,183	86	1,179	81
Unlisted – Australia
Local and semi-government securities	1,362	756	1,362	756
Other securities and equity investments	250	252	157	252
	1,612	1,008	1,519	1,008
Unlisted – Overseas
New Zealand government securities	399	488	—	—
US government securities	907	1,322	907	1,322
Other government securities	237	169	131	149
Other securities and equity investments	429	536	102	33
	1,972	2,515	1,140	1,504
Total unlisted	3,584	3,523	2,659	2,512
Total investment securities	4,767	3,609	3,838	2,593

Market value information

Listed – Australia
Other securities and equity investments	2	20	—	15
	2	20	—	15
Listed – Overseas
Other government securities	548	63	548	63
Other securities and equity investments	632	—	632	—
	1,180	63	1,180	63
Total market value of listed investment securities	1,182	83	1,180	78
Unlisted – Australia
Local and semi-government securities	1,362	756	1,362	756
Other securities and equity investments	251	252	157	252
	1,613	1,008	1,519	1,008
Unlisted – Overseas
New Zealand government securities	399	488	—	—
US government securities	905	1,322	905	1,322
Other government securities	238	169	132	149
Other securities and equity investments	429	541	102	28
	1,971	2,520	1,139	1,499
Total market value of unlisted investment securities	3,584	3,528	2,658	2,507
Total market value of investment securities	4,766	3,611	3,838	2,585

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2003

At book value	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years	No maturity specified	Total	Market Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	1,002	360	—	—	—	—	1,362	1,362
Other securities and equity investments	95	60	68	—	—	31	254	253
	1,097	420	68	—	—	31	1,616	1,615
Overseas
New Zealand government securities	291	108	—	—	—	—	399	399
US government securities	258	330	319	—	—	—	907	905
Other government securities	220	363	200	—	—	—	783	786
Other securities and equity investments	573	173	316	—	—	—	1,062	1,061
	1,342	974	835	—	—	—	3,151	3,151
Total book value	2,439	1,394	903	—	—	31	4,767	n/a
Total market value	2,439	1,393	903	—	—	31	n/a	4,766

Weighted average yields(1)

	Less than 1 year	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years
	%	%	%	%
Australia
Local and semi-government securities	4.70	—	—	—
Other securities and equity investments	4.94	4.95	—	—
Overseas
New Zealand government securities	4.99	—	—	—
US government securities	3.25	2.23	—	—
Other government securities	7.74	6.25	—	—
Other securities and equity investments	2.59	1.61	—	—

(1)   Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2003

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2002

At book value	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years	No maturity specified	Total	Market Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	644	50	62	—	—	—	756	756
Other securities and equity investments	85	—	135	—	—	55	275	275
	729	50	197	—	—	55	1,031	1,031
Overseas
New Zealand government securities	164	324	—	—	—	—	488	488
US government securities	100	—	1,222	—	—	—	1,322	1,322
Other government securities	126	68	38	—	—	—	232	232
Other securities and equity investments	93	21	414	1	—	7	536	538
	483	413	1,674	1	—	7	2,578	2,580
Total book value	1,212	463	1,871	1	—	62	3,609	n/a
Total market value	1,212	464	1,872	1	—	62	n/a	3,611

Weighted average yields(1)

	Less than 1 year	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years
	%	%	%	%
Australia
Local and semi-government securities	5.03	6.34	—	—
Other securities and equity investments	5.22	5.05	—	—
Overseas
New Zealand government securities	5.89	—	—	—
US government securities	2.19	3.88	—	—
Other government securities	7.79	5.01	—	—
Other securities and equity investments	3.96	2.11	8.00	—

(1)   Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2002

13:  Net Loans and Advances

Loans and advances are classified between Australia, New Zealand and Overseas markets based on the domicile of the lending point.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Overdrafts	3,915	3,151	3,915	3,151
Credit card outstandings	4,265	3,888	4,265	3,888
Term loans – housing	62,482	52,381	62,482	52,381
Term loans – non-housing	41,133	34,212	35,804	28,688
Lease finance (refer below)	2,613	2,503	1,020	878
Hire purchase	6,127	5,411	398	331
Other	785	992	760	974
	121,320	102,538	108,644	90,291
New Zealand
Overdrafts	611	619	—	—
Credit card outstandings	491	462	—	—
Term loans – housing	10,551	9,796	—	—
Term loans – non-housing	7,425	6,460	—	—
Lease finance (refer below)	370	375	—	—
Hire purchase	496	477	—	—
Other	985	908	—	—
	20,929	19,097	—	—
Overseas markets
Overdrafts	740	860	579	722
Credit card outstandings	134	108	21	26
Term loans – housing	361	323	266	239
Term loans – non-housing	8,984	11,938	7,437	9,983
Lease finance (refer below)	239	469	216	449
Commercial bills	78	7	78	7
Other	2	9	2	3
	10,538	13,714	8,599	11,429
Total gross loans and advances	152,787	135,349	117,243	101,720
Provisions for doubtful debts (refer note 15)	(2,018)	(2,081)	(1,712)	(1,819)
Income yet to mature	(1,304)	(1,208)	(1)	(1)
	(3,322)	(3,289)	(1,713)	(1,820)
Total net loans and advances	149,465	132,060	115,530	99,900
Lease finance consists of gross lease receivables
Current	615	741	124	103
Non-current	2,607	2,606	1,112	1,224
	3,222	3,347	1,236	1,327

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2003

	Overdraft(1)	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	505	417	655	1,001	1,251	3,829
Business service	243	261	313	869	946	2,632
Entertainment, leisure and tourism	100	588	199	805	940	2,632
Financial, investment and insurance	1,355	705	897	1,733	276	4,966
Government and official institutions	2	—	2	20	27	51
Lease finance	—	113	289	1,701	510	2,613
Manufacturing	345	2,068	479	1,125	1,349	5,366
Personal(2)	4,491	5,322	210	5,046	579	15,648
Real estate – construction	223	66	114	821	543	1,767
Real estate – mortgage(3)	125	1,990	1,811	9,871	55,863	69,660
Retail and wholesale trade	621	2,086	620	1,241	2,253	6,821
Other	170	2,284	647	1,065	1,169	5,335
New Zealand
Agriculture, forestry, fishing and mining	85	30	229	588	679	1,611
Business service	7	1	—	35	96	139
Entertainment, leisure and tourism	23	3	7	71	332	436
Financial, investment and insurance	61	5	462	564	75	1,167
Government and official institutions	7	2	6	62	70	147
Lease finance	25	28	79	236	2	370
Manufacturing	58	27	185	493	440	1,203
Personal(2)	43	171	202	375	39	830
Real estate – construction	16	27	56	153	56	308
Real estate – mortgage(3)	629	1	660	464	10,198	11,952
Retail and wholesale trade	51	10	100	385	428	974
Other	97	61	137	712	785	1,792
Overseas Markets
Agriculture, forestry, fishing and mining	17	111	252	534	231	1,145
Business service	14	6	15	146	3	184
Entertainment, leisure and tourism	6	16	17	32	27	98
Financial, investment and insurance	5	78	23	137	106	349
Government and official institutions	11	9	16	81	10	127
Lease finance	73	4	4	10	148	239
Manufacturing	171	418	394	1,089	379	2,451
Personal(2)	10	177	119	202	433	941
Real estate – construction	13	14	8	125	4	164
Real estate – mortgage(3)	49	16	61	403	298	807
Retail and wholesale trade	263	259	19	186	40	767
Other	242	191	195	1,269	1,369	3,266
Gross loans and advances	10,156	17,565	9,482	33,650	81,934	152,787
Specific provision for doubtful debts	(484)	—	—	—	—	(484)
Income yet to mature	(96)	(287)	(256)	(661)	(4)	(1,304)
	(580)	(287)	(256)	(661)	(4)	(1,788)
Loans and advances net of specific provision and income yet to mature	9,576	17,278	9,226	32,989	81,930	150,999
General provision	—	—	—	—	(1,534)	(1,534)
Net loans and advances	9,576	17,278	9,226	32,989	80,396	149,465
Interest rate sensitivity
Fixed interest rates(4)	372	8,572	4,732	22,739	19,826	56,241
Variable interest rates	9,784	8,993	4,750	10,911	62,108	96,546
	10,156	17,565	9,482	33,650	81,934	152,787

(1)   Overdraft includes credit cards and unsecured lending

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate-mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)   Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2002

	Overdraft(1)	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	398	891	433	575	1,139	3,436
Business service	278	215	396	481	750	2,120
Entertainment, leisure and tourism	98	175	442	893	857	2,465
Financial, investment and insurance	1,467	67	818	2,016	235	4,603
Government and official institutions	3	—	3	22	39	67
Lease finance	—	93	319	1,570	521	2,503
Manufacturing	381	1,483	710	1,011	718	4,303
Personal(2)	3,131	4,208	270	6,723	561	14,893
Real estate – construction	235	29	91	347	450	1,152
Real estate – mortgage(3)	116	969	1,407	9,130	45,427	57,049
Retail and wholesale trade	756	1,748	915	752	1,786	5,957
Other	178	1,443	635	723	1,011	3,990
New Zealand
Agriculture, forestry, fishing and mining	54	124	91	269	436	974
Business service	15	40	31	109	64	259
Entertainment, leisure and tourism	26	20	17	342	59	464
Financial, investment and insurance	59	69	46	863	5	1,042
Government and official institutions	7	11	6	60	37	121
Lease finance	22	62	57	102	132	375
Manufacturing	91	134	450	688	252	1,615
Personal(2)	41	173	137	296	74	721
Real estate – construction	13	55	39	77	52	236
Real estate – mortgage(3)	619	297	275	1,050	8,704	10,945
Retail and wholesale trade	54	57	108	547	184	950
Other	79	205	160	786	166	1,396
Overseas Markets
Agriculture, forestry, fishing and mining	18	135	141	714	544	1,552
Business service	11	10	29	121	5	176
Entertainment, leisure and tourism	5	10	6	75	26	122
Financial, investment and insurance	7	26	56	223	207	519
Government and official institutions	18	—	12	52	9	91
Lease finance	—	188	—	188	93	469
Manufacturing	211	549	711	910	705	3,086
Personal(2)	14	84	50	400	579	1,127
Real estate – construction	18	102	27	123	45	315
Real estate – mortgage(3)	41	7	341	360	262	1,011
Retail and wholesale trade	295	166	24	200	13	698
Other	329	439	433	1,778	1,568	4,547
Gross loans and advances	9,088	14,284	9,686	34,576	67,715	135,349
Specific provision for doubtful debts	(585)	—	—	—	—	(585)
Income yet to mature	—	(286)	(272)	(642)	(8)	(1,208)
	(585)	(286)	(272)	(642)	(8)	(1,793)
Loans and advances net of specific provision and income yet to mature	8,503	13,998	9,414	33,934	67,707	133,556
General provision	—	—	—	—	(1,496)	(1,496)
Net loans and advances	8,503	13,998	9,414	33,934	66,211	132,060
Interest rate sensitivity
Fixed interest rates(4)	938	8,519	6,434	21,481	15,552	52,924
Variable interest rates	8,150	5,765	3,252	13,095	52,163	82,425
	9,088	14,284	9,686	34,576	67,715	135,349

(1)   Overdraft includes credit cards and unsecured lending

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)   Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

14:  Impaired Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Summary of impaired assets
Non-accrual loans	1,007	1,203	865	1,006
Restructured loans	—	1	—	1
Unproductive facilities	39	54	38	52
Gross impaired assets	1,046	1,258	903	1,059
Specific provisions
Non-accrual loans	(482)	(575)	(427)	(500)
Unproductive facilities	(2)	(10)	(2)	(9)
Net impaired assets	562	673	474	550
Non-accrual loans
Non-accrual loans	1,007	1,203	865	1,006
Specific provisions	(482)	(575)	(427)	(500)
Total net non-accrual loans	525	628	438	506
Restructured loans
For these loans interest and fees are recognised as income on an accrual basis	—	1	—	1
Other real estate owned
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets	—	—	—	—
Unproductive facilities
Unproductive facilities	39	54	38	52
Specific provisions	(2)	(10)	(2)	(9)
Net unproductive facilities	37	44	36	43
Accruing loans past due 90 days or more
These amounts, comprising loans less than $100,000 or fully secured, are not classified as impaired assets and therefore are not included within the above summary	213	216	163	153

Consolidated average non-accrual loans: September 2003 $1,103 million; September 2002 $1,254 million; September 2001 $1,194 million.

Further analysis of impaired assets at 30 September 2003 and interest and/or other income received during the year under Australian Prudential Regulation Authority guidelines is as follows:

	Consolidated			The Company
	Gross balance outstanding	Specific provision	Interest and/or other income received	Gross balance outstanding	Specific provision	Interest and/or other income received
	$m	$m	$m	$m	$m	$m
Non-accrual loans
Without provisions
Australia	20	—	5	19	—	5
New Zealand	5	—	—	—	—	—
Overseas markets	69	—	3	53	—	2
	94	—	8	72	—	7
With provisions and no, or partial, performance(1)
Australia	499	264	5	439	246	4
New Zealand	17	9	1	—	—	—
Overseas markets	378	207	8	336	179	8
	894	480	14	775	425	12
With provisions and full performance(1)
Australia	3	2	—	3	2	—
New Zealand	—	—	—	—	—	—
Overseas markets	16	—	1	15	—	1
	19	2	1	18	2	1
Total non-accrual loans	1,007	482	23	865	427	20
Restructured loans	—	—	—	—	—	—
Unproductive facilities	39	2	—	38	2	—
Total impaired assets	1,046	484	23	903	429	20

(1)   A loan’s performance is assessed against its contractual repayment schedule

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income that would have been recorded had interest and other income on non-accrual loans and unproductive facilities been accrued to income (or, in the case of restructured loans, had interest and other income been accrued at the original contract rate), and the amount of interest and other income received with respect to such loans.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	36	50	28	42
New Zealand	2	3	—	—
Overseas markets	31	30	23	23
Total gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities	69	83	51	65
Interest and other income received
Australia	(10)	(10)	(9)	(10)
New Zealand	(1)	(3)	—	—
Overseas markets	(12)	(16)	(11)	(12)
Total interest and other income received	(23)	(29)	(20)	(22)
Net interest and other income forgone
Australia	26	40	19	32
New Zealand	1	—	—	—
Overseas markets	19	14	12	11
Total net interest and other income forgone	46	54	31	43

15:  Provisions for Doubtful Debts

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
General provision
Balance at start of year	1,496	1,386	1,373	1,310	1,283
Adjustment for exchange rate fluctuations	(49)	(22)	2	(70)	(41)
Charge to statement of financial performance	614	610	531	465	460
Significant transactions: special charge to statement of financial performance(1)	—	250	—	—	250
Transfer to specific provision	(588)	(788)	(595)	(460)	(677)
Recoveries	61	60	75	38	35
Total general provision	1,534	1,496	1,386	1,283	1,310
Specific provision
Balance at start of year	585	500	709	509	397
Adjustment for exchange rate fluctuations	(49)	(6)	30	(43)	(6)
Bad debts written off	(640)	(697)	(834)	(497)	(559)
Transfer from general provision	588	788	595	460	677
Total specific provision	484	585	500	429	509
Total provisions for doubtful debts	2,018	2,081	1,886	1,712	1,819
Provision movement analysis
New and increased provisions
Australia	418	423	562	360	348
New Zealand	45	54	67	—	—
Other overseas markets	212	421	47	163	409
	675	898	676	523	757
Provision releases	(87)	(110)	(81)	(63)	(81)
	588	788	595	460	676
Recoveries of amounts previously written off	(61)	(60)	(75)	(38)	(35)
Net specific provision	527	728	520	422	641
Net credit to general provision	87	132	11	43	69
Charge to statement of financial performance	614	860	531	465	710
Ratios	%	%	%	%	%
Provisions(2) as a % of total advances(3)
Specific	0.3	0.4	0.4	0.3	0.4
General	0.9	1.1	1.0	1.0	1.1
Provisions(2) as a % of risk weighted assets
Specific	0.3	0.4	0.4	0.4	0.5
General	1.0	1.1	1.0	1.1	1.3
Bad debts written off as a % of total advances(3)	0.4	0.5	0.6	0.4	0.5
Net specific provision as a% of total advances(3)	0.3	0.5	0.4	0.3	0.5

(1)   Following an assessment of the general provision balance in March 2002, a special provision for doubtful debts of $250 million ($175 million after tax) was charged to restore the provision balance to an appropriate level in the environment relevant at that time of unexpected investment grade defaults

(2)   Excludes provisions for unproductive facilities

(3)   See definitions on page 90.

16:  Customers’ Liabilities for Acceptances

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	797	645	797	645
Business service	550	464	550	464
Entertainment, leisure and tourism	473	474	473	474
Financial, investment and insurance	977	730	977	730
Manufacturing	2,251	2,921	2,251	2,921
Personal(1)	80	14	80	14
Real estate – construction	112	147	112	147
Real estate – mortgage(2)	5,463	5,012	5,463	5,012
Retail and wholesale trade	1,810	1,851	1,810	1,851
Other	629	1,426	629	1,426
	13,142	13,684	13,142	13,684
Overseas
Agriculture, forestry, fishing and mining	—	2	—	2
Business service	—	1	—	1
Financial, investment and insurance	11	51	11	51
Manufacturing	20	7	20	7
Retail and wholesale trade	4	18	4	18
Other	1	33	1	33
	36	112	36	112
Total customers’ liabilities for acceptances	13,178	13,796	13,178	13,796

(1)   Personal includes non-business acceptances to individuals

(2)   Real estate mortgage includes residential and commercial property exposure. Acceptances within this category are for the purchase of such properties and must be secured by property

17:  Regulatory Deposits

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Overseas central banks	101	178	68	138

18:  Shares in Controlled Entities, Associates and Joint Venture Entities

Refer notes 43 to 45 for details.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Total shares in controlled entities	—	—	8,054	6,238
Total shares in associates	166	99	41	18
Total shares in joint venture entity	1,648	1,593	—	—
Total shares in controlled entities, associates and joint venture entities	1,814	1,692	8,095	6,256

Acquisitions of controlled entities

There were no material controlled entities acquired during the years ended 30 September 2003 and 2002.

Disposals of controlled entities

There were no material controlled entities disposed of during the year ended 30 September 2003.

During the year ended 30 September 2002 the following material controlled entities were disposed of:

On 30 April 2002, ANZ formed a joint venture with ING Australia Pty Ltd.  ANZ have a 49% equity interest in the joint venture and 49% of the voting rights.  ANZ sold a controlling interest in ANZ Life Insurance Company Limited, ANZ Managed Investments Limited, ANZ General Insurance Limited and Investment and Administration Services Limited to the joint venture representing net assets of $392 million (fair value of business $879 million) as well as paying $960 million in cash.  ING also contributed net assets of $1,091 million into the joint venture.

ANZ’s businesses were sold at fair value to the joint venture and a profit on sale of $170 million (after tax and transaction costs) was recognised. The results of the joint venture have been included in the consolidated financial statements since the date of acquisition.
Subsequent to 30 April 2002, ANZ accounts for its interest in the joint venture using the equity method of accounting.

19:  Deferred Tax Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Future income tax assets comprises
General provision for doubtful debts	505	489	414	413
Other	660	729	332	422
Total income tax assets	1,165	1,218	746	835
Future income tax assets
Australia	874	883	605	644
Overseas	291	335	141	191
	1,165	1,218	746	835

Certain potential future income tax assets within the Group have not been recognised as assets because recovery cannot be regarded as virtually certain. These potential benefits arise from tax losses and timing differences(benefits could amount to $nil, 2002: $6 million), and from realised capital losses (benefits could amount to $nil, 2002: $2 million).

These benefits will only be obtained if:

i)      the relevant entities derive future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

ii)     the relevant entities continue to comply with the conditions for deductibility imposed by law; and

iii)    there are no changes in taxation legislation adversely affecting the benefit of the taxation deductions.

20:  Goodwill

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Goodwill – at cost	248	250	128	126
Accumulated amortisation	(88)	(70)	(41)	(32)
Total goodwill(1)	160	180	87	94

(1)   Excludes notional goodwill related to the ING joint venture of $821 million (September 2002: $865 million)

21:  Other Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Property held for resale
Cost of acquisition	2	25	—	—
Provision for diminution in value	—	—	—	—
	2	25	—	—
Accrued interest/prepaid discounts	1,085	941	859	750
Accrued commission	81	133	55	93
Prepaid expenses	398	373	115	126
Treasury instruments revaluations	5,963	7,918	5,379	7,044
Security settlements	373	305	360	283
Operating leases residual value	461	437	—	—
Available for sale emerging markets portfolio	—	24	—	24
Other	1,861	1,654	1,274	1,283
Total other assets	10,224	11,810	8,042	9,603

22:  Premises and Equipment

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Freehold and leasehold land and buildings
At cost(1)	442	469	22	28
Provision for depreciation	(16)	(14)	(1)	(1)
	426	455	21	27
Leasehold improvements
At cost	168	154	108	99
Provision for amortisation	(116)	(110)	(71)	(69)
	52	44	37	30
Furniture and equipment
At cost	725	706	507	477
Provision for depreciation	(488)	(475)	(324)	(316)
	237	231	183	161
Computer and office equipment
At cost	853	717	636	536
Provision for depreciation	(572)	(434)	(419)	(301)
	281	283	217	235
Software
At cost	624	515	560	474
Provision for amortisation	(159)	(96)	(139)	(85)
	465	419	421	389
Capital works in progress
At cost	24	32	18	24
Total premises and equipment	1,485	1,464	897	866

(1)   In accordance with AASB 1041 this represents deemed cost

From 1 October 2000 as allowed by AASB 1041 ‘Revaluation of Non-Current Assets’ the Group elected to revert to the cost basis for measuring the class of assets land and buildings.

All premises over a specific value are subject to external valuation at least once every three years by independent valuers. Valuations are based on the estimated open market value and assume that the premises concerned continue to be used in their existing manner by the Group.

The independent valuation of the Group’s freehold land and buildings was carried out as at 30 June 2002 by Jones Lang La Salle Advisory and resulted in a valuation of $464 million (The Company: $32 million). As land and buildings are recorded at deemed cost, the valuation was not brought to account.

Group accounting policy covering the amortisation of software costs capitalised are detailed in note 1 xiv).  As at 30 September 2003 the weighted average amortisation period is 5 years.

Reconciliations of the carrying amounts for each class of premises and equipment are set out below:

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Freehold and leasehold land and buildings
Carrying amount at beginning of year	455	483	27	27
Additions	13	24	4	7
Disposals	(35)	(44)	(7)	(3)
Depreciation	(4)	(4)	(1)	(2)
Net foreign currency exchange difference	(3)	(4)	(2)	(2)
Carrying amount at end of year	426	455	21	27
Leasehold improvements
Carrying amount at beginning of year	44	43	30	28
Additions	25	16	16	11
Disposals	(2)	(1)	—	—
Amortisation	(15)	(14)	(9)	(8)
Net foreign currency exchange difference	—	—	—	(1)
Carrying amount at end of year	52	44	37	30
Furniture and equipment
Carrying amount at beginning of year	231	243	161	171
Additions	56	45	50	23
Disposals	(1)	(8)	—	(3)
Depreciation	(45)	(48)	(26)	(28)
Net foreign currency exchange difference	(4)	(1)	(2)	(2)
Carrying amount at end of year	237	231	183	161
Computer and office equipment
Carrying amount at beginning of year	283	260	235	215
Additions	110	151	94	124
Disposals	(12)	(40)	(36)	(33)
Depreciation	(100)	(90)	(75)	(71)
Net foreign currency exchange difference	—	2	(1)	—
Carrying amount at end of year	281	283	217	235
Software
Carrying amount at beginning of year	419	303	389	272
Additions	141	178	115	170
Disposals and writeoffs	(12)	(12)	(10)	(12)
Amortisation	(83)	(50)	(73)	(41)
Carrying amount at end of year	465	419	421	389
Capital works in progress
Carrying amount at beginning of year	32	29	24	18
Net additions (transfers)	(8)	3	(6)	6
Carrying amount at end of year	24	32	18	24
Total premises and equipment	1,485	1,464	897	866

23:  Due to Other Financial Institutions

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia	1,652	2,340	1,652	2,340
Overseas	4,815	8,520	3,838	8,032
Total due to other financial institutions	6,467	10,860	5,490	10,372

Maturity analysis based on remaining term to maturity at 30 September
At call	2,887	2,639	1,948	2,338
Less than 3 months	2,893	6,623	2,859	6,453
Between 3 months and 12 months	686	694	682	677
Between 1 year and 5 years	1	904	1	904
Total due to other financial institutions	6,467	10,860	5,490	10,372

24:  Deposits and Other Borrowings

Deposits and other borrowings are classified between Australia and Overseas based on the location of the deposit taking point.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Certificates of deposit	7,029	5,340	7,029	5,340
Term deposits	19,263	18,864	19,814	19,240
Other deposits bearing interest	40,864	37,906	40,852	37,890
Deposits not bearing interest	3,881	3,539	3,881	3,539
Commercial paper	5,458	3,963	3,722	2,868
Borrowing corporations’ debt (1)	6,822	6,430	—	—
Securities sold under agreement to repurchase	299	10	299	10
Other borrowings	713	1,085	713	1,085
	84,329	77,137	76,310	69,972
Overseas
Certificates of deposit	3,119	6,333	1,786	4,075
Term deposits	19,683	18,395	10,768	9,870
Other deposits bearing interest	6,536	6,317	771	869
Deposits not bearing interest	1,950	1,710	452	472
Commercial paper	6,981	1,654	—	—
Borrowing corporations’ debt (1)	1,797	1,713	—	—
Other unsecured borrowings	99	—	99	—
	40,165	36,122	13,876	15,286
Total deposits and other borrowings	124,494	113,259	90,186	85,258
Maturity analysis based on remaining term to maturity at 30 September
At call	48,958	46,083	41,457	39,325
Less than 3 months	56,587	49,284	37,323	36,347
Between 3 months and 12 months	10,300	13,615	5,291	8,089
Between 1 year and 5 years	8,628	4,091	6,103	1,404
After 5 years	21	186	12	93
Total deposits and other borrowings	124,494	113,259	90,186	85,258

(1)   Included in this balance is debenture stock of controlled entities. The debenture stock is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking and all the assets of the entities involved other than land and buildings. All subsidiaries of the controlled entities (except for some subsidiaries which have been placed or are expected to be placed in voluntary deregistration and have minimal book value) have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by the controlled entity. No subsidiaries have given any charge over their respective assets in support of the above mentioned guarantees

25:  Income Tax Liabilities

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Provision for income tax	(303)	538	(381)	476
Provision for deferred income tax	1,168	593	801	315
	865	1,131	420	791
Overseas
Provision for income tax	52	37	26	32
Provision for deferred income tax	166	172	100	98
	218	209	126	130
Total income tax liabilities	1,083	1,340	546	921
Provision for deferred income tax comprises
Lease finance	95	111	46	43
Treasury instruments	511	—	511	—
Other	728	654	344	370
	1,334	765	901	413

26:  Payables and Other Liabilities

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Payables	3,102	2,174	3,145	2,137
Accrued interest and unearned discounts	864	721	758	611
Treasury instruments revaluations	5,997	4,142	5,995	4,134
Accrued charges	312	258	299	237
Security settlements	165	363	165	363
Other liabilities	693	270	642	342
	11,133	7,928	11,004	7,824
Overseas
Payables	197	124	5	10
Accrued interest and unearned discounts	341	333	178	171
Treasury instruments revaluations	1,335	3,409	104	2,263
Accrued charges	143	136	49	52
Security settlements	—	48	—	37
Other liabilities	462	652	331	488
	2,478	4,702	667	3,021
Total payables and other liabilities	13,611	12,630	11,671	10,845

27:  Provisions

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Employee entitlements(1)	269	253	237	222
Dividends(refer note 7 and note 1(ii))	—	692	—	692
Non-lending losses, frauds and forgeries	164	216	128	184
Restructuring costs and surplus leased space	92	143	68	103
Other	244	298	181	268
Total provisions	769	1,602	614	1,469

(1)   The aggregate liability for employee benefits largely comprise employee entitlements provisions plus liability for payroll tax and fringe benefits tax. The aggregate liability as at 30 September 2003 was $362 million consolidated and $263 million for the company (30 September 2002: $333 million consolidated and $233 million for the company)

Reconciliations of the carrying amounts of each class of provisions, except for employee entitlements are set out below:

	Consolidated	The Company
	2003	2003
Dividends(1)
Carrying amount at beginning of the year	692	692
Interim dividend 2003	666	666
Payments made during the year(2)	(1,358)	(1,358)
Carrying amount at the end of the year	—	—

Restructuring costs and surplus leased space(3)
Carrying amount at beginning of the year	143	103
Provision made during the year	45	43
Payments made during the year	(80)	(62)
Release of Provisions	(16)	(16)
Carrying amount at the end of the year	92	68

Non-lending losses frauds and forgeries(4)
Carrying amount at beginning of the year	216	184
Provision made during the year	17	6
Payments made during the year	(59)	(57)
Release of Provisions	(10)	(5)
Carrying amount at the end of the year	164	128

Other provisions(5)
Carrying amount at beginning of the year	298	268
Provision made during the year	153	111
Payments made during the year	(130)	(129)
Release of Provisions	(76)	(68)
Adjustment for exchange rate fluctuations	(1)	(1)
Carrying amount at the end of the year	244	181

(1)   A provision for dividends payable will be recognised in the reporting period in which the dividends are declared, determined, or publicly recommended. Current practice is to publicly announce dividends after the reporting period to which the dividend relates.

(2)   Includes issue of ordinary shares under the Bonus Option Plan ($25 million)

(3)   Restructuring costs and surplus leased space provisions arise from exit activities related to material changes in the scope of business undertaken by the Group or the manner in which that business is undertaken, and includes termination benefits.  Costs related to on-going activities are not provided for. Provision is made when the Group is demonstrably committed, it is probable that the costs will be incurred, though its timing is uncertain, and the costs can be reliably estimated.

(4)   Non-lending losses frauds and forgeries provisions arise from inadequate or failed internal processes and systems, or from external events.

(5)   Other provisions comprise various other provisions including fringe benefits tax, fleet maintenance, workers compensation and other non-employee entitlement provisions.

28:  Bonds and Notes

		Consolidated		The Company
		2003	2002	2003	2002
		$m	$m	$m	$m
Bonds and notes by currency
USD	United States dollars	5,772	5,758	5,331	5,758
GBP	Great British pounds	1,758	1,346	1,758	1,346
AUD	Australian dollars	688	160	688	160
NZD	New Zealand dollars	31	183	31	11
JPY	Japanese yen	304	83	304	83
EUR	Euro	4,903	4,550	4,903	4,550
HKD	Hong Kong dollars	2,259	2,188	2,259	2,188
CHF	Swiss francs	389	173	389	173
CAD	Canadian dollars	184	14	184	14
NOK	Norwegian krone	84	98	84	98
SGD	Singapore dollars	200	155	200	155
Total bonds and notes		16,572	14,708	16,131	14,536
Bonds and notes by maturity
Maturity analysis based on remaining term to maturity at 30 September
Less than 3 months		269	399	269	399
Between 3 months and 12 months		3,652	3,502	3,652	3,330
Between 1 year and 5 years		12,651	10,807	12,210	10,807
Total bonds and notes		16,572	14,708	16,131	14,536

29:  Loan Capital

			Interest Rate	Consolidated		The Company
				2003	2002	2003	2002
			%	$m	$m	$m	$m
Perpetual subordinated notes
USD	300m	floating rate notes	LIBOR(1) + 0.15	442	551	442	551
USD	258.7m	fixed rate notes	9.125	—	476	—	476
				442	1,027	442	1,027
Subordinated notes
USD	40m	floating rate notes due 2002(2)	LIBOR + 0.70	—	71	—	71
USD	250m	fixed notes due 2004	6.25	367	459	367	459
USD	500m	fixed notes due 2006	7.55	735	919	735	919
USD	12.5m	floating rate notes due 2007	LIBOR + 0.50	17	23	17	23
JPY	482m	floating rate notes due 2007	LIBOR + 0.50	6	7	6	7
JPY	568.8m	floating rate notes due 2008	LIBOR + 0.55	8	9	8	9
USD	14.3m	floating rate notes due 2008	LIBOR + 0.50	20	26	20	26
USD	79m	floating rate notes due 2008(3)	LIBOR + 0.53	115	145	115	145
AUD	400m	floating rate notes due 2008(4)	BBSW+ 0.57	400	400	400	400
AUD	100m	floating rate notes due 2008(4)	BBSW+ 0.57	100	100	100	100
NZD	300m	floating rate notes due 2012	BKBM(3) + 0.50	263	259	—	—
USD	550m	floating rate notes due 2013(5)	LIBOR(3) + 0.55	808	—	808	—
EUR	500m	fixed/floating rate notes due 2013(6)	4.45	854	—	854	—
GBP	400m	fixed notes due 2018	4.75	983	—	983	—
EUR	300m	floating rate notes due 2013(7)	EURIBOR(3) + 0.375	512	—	512	—
				5,188	2,418	4,925	2,159
Total loan capital				5,630	3,445	5,367	3,186
Loan capital by currency
AUD	Australian dollars			500	500	500	500
NZD	New Zealand dollars			263	259	—	—
USD	United States dollars			2,504	2,670	2,504	2,670
JPY	Japanese yen			14	16	14	16
EUR	Euro			1,366	—	1,366	—
GBP	Great British pounds			983	—	983	—
				5,630	3,445	5,367	3,186
Loan capital by maturity
Maturity analysis based on remaining term to maturity at 30 September
Between 3 months and 12 months				368	71	368	71
Between 1 year and 5 years				736	1,378	736	1,378
After 5 years				4,084	969	3,821	710
Perpetual				442	1,027	442	1,027
				5,630	3,445	5,367	3,186

(1)          LIBOR is an average of rates offered on loans to leading banks in the London inter-bank market

(2)          As at 30 September 1998 principal of note outstanding was US $200 million. Note is repayable over 5 years ($40 million (20%) per annum), commencing in October 1998

(3)          Prior to January 2002, the interest rate was LIBOR+ 1.03

(4)          After March 2007 rate changes to BBSW+ 1.07

(5)          After February 2008 rate changes to LIBOR (3) + 1.05

(6)          After February 2010 rate changes to EURIBOR (3) + 0.50

(7)          After August 2008 rate changes to EURIBOR (3) + 0.875

Loan capital is subordinated in right of payment to the claims of depositors and all other creditors of the Company and its controlled entities which have issued the notes, and constitutes tier 2 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes

30:  Share Capital

	The Company
Number of issued shares	2003	2002	2001
Ordinary shares each fully paid	1,521,686,560	1,503,886,082	1,488,267,146
Preference shares each fully paid	134,032,000	124,032,000	124,032,000
Total number of issued shares	1,655,718,560	1,627,918,082	1,612,299,146

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

	The Company
Number of issued shares	2003	2002	2001
Balance at start of year	1,503,886,082	1,488,267,146	1,506,210,690
Bonus option plan	1,534,987	1,351,845	1,554,453
Dividend reinvestment plan	6,223,866	5,018,513	5,828,303
ANZ employee share acquisition plan	3,615,714	4,144,988	5,925,928
ANZ share option plan	6,425,911	5,103,590	2,125,120
ANZ share purchase scheme	—	—	73,000
Share buy back	—	—	(34,626,158)
Purchase of Amerika Samoa Bank	—	—	1,175,810
Balance at end of year	1,521,686,560	1,503,886,082	1,488,267,146

For a reconciliation of the movement in ordinary shares capital refer to Statement of Changes in Shareholders Equity on page 4.

Preference shares

a)     Trust Securities Issues

The Trust Securities are fully paid non-converting non-cumulative preference shares issued for USD 6.25 per share via Trust Securities Issues in 1998.

The Trust Securities are mandatorily exchangeable for the preference shares issued by the Company, and carry an entitlement to a non-cumulative trust distribution of 8.00% or 8.08% per annum payable quarterly in arrears. The Trust Securities were issued by a non diversified closed end management investment company registered under the US Investment Company Act of 1940. The preference shares themselves carry no present entitlement to dividends. Distributions to investors in the Trust Securities are funded by income distributions made by the Group.

Upon maturity of the Trust Securities in 2048, investors will mandatorily exchange the Trust Securities for the preference shares and thereupon the preference shares will carry an entitlement to non-cumulative dividends of 8.00% or 8.08% per annum payable quarterly in arrears. The mandatory exchange of the Trust Securities for the preference shares may occur earlier at the Company’s option or in specified circumstances.

With the prior consent of the Australian Prudential Regulation Authority, the preference shares are redeemable at the Company’s option after 5 years, or within 5 years in limited circumstances. The entitlement of investors to distributions on the Trust Securities will cease on redemption of the preference shares.

The transaction costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

b)     ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Company issued 10 million ANZ StEPS at $100 each pursuant to a prospectus dated 14 August 2003 raising $1 billion (excluding issue costs of $13 million: net raising $987 million).  ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a wholly owned subsidiary of the Company) stapled to a fully paid preference share (issued by the Company).

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  At each payment date the 90 day bank bill rate is reset for the next quarter.  Distributions are subject to certain payment tests (ie. APRA requirements and distributable profits being available) and the basis for their calculation may change on any reset date.  Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year.  Dividends are not payable on the preference share while it is stapled to the note.  If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking below the preference share component.

On any reset date, ANZ may change certain terms(subject to certain restrictions) including the next reset date, market reset(from floating rate to a fixed rate, or vice versa), margin and the frequency and timing of the distribution payment dates.  The first reset date is 15 September 2008.  Holders of ANZ StEPS can require exchange on any reset date or earlier if certain specified events occur.  On exchange, a holder will receive (at the Company’s discretion) either $100 cash for each ANZ StEPS exchanged or a number of ordinary shares calculated in accordance with a conversion ratio based on $100 divided by the market price of ordinary shares at the date of conversion less 2.5%.  In certain circumstances, the Company may also require exchange other than on a reset date.

Upon the occurrence of an assignment event, ANZ StEPS become unstapled.  In this case, the note will be assigned from the holder, however, the holder will retain the preference share and the rights to exchange the preference share.

The preference shares forming part of ANZ StEPS rank equally with the preference shares issued in connection with Trust Securities Issues in all respects.  Except in certain limited circumstances, holders of ANZ StEPS do not have any right to vote in general meetings of the Company.

On a winding up of the Company, the rights of ANZ StEPS holders will be determined by the preference share component of ANZ StEPS.  Those preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The transactions costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Preference share net proceeds at start of year
• Trust Securities Issues (USD 748 million)(1)	1,375	1,526	1,375	1,526
	1,375	1,526	1,375	1,526
Retranslation of Trust Securities Issues(2)	(150)	(151)	(150)	(151)
	1,225	1,375	1,225	1,375
Preference share net proceeds from new issues during the year
• ANZ StEPS(1)	987	—	987	—
	2,212	1,375	2,212	1,375

Preference share net proceeds at end of year
• Trust Securities Issues (USD 748 million)(1)	1,225	1,375	1,225	1,375
• ANZ StEPS(1)	987	—	987	—
Balance at end of year	2,212	1,375	2,212	1,375

(1)          Net of issue costs

(2)          From 1 October 2002, the net proceeds are translated at the spot rate applicable at date of issue.  Before 1 October 2002, the net proceeds were translated at the current spot rate at each reporting period. Refer accounting policy note 1

Share Buybacks

The Company conducted no on-market buybacks during the years ended 30 September 2003 and 2002.

31:  Outside Equity Interests

	Consolidated
	2003	2002
	$m	$m
Share capital	2	2
Retained Profits	15	15
Total outside equity interests	17	17

32:  Capital Adequacy

The Australian Prudential Regulation Authority (APRA) adopts a risk-based capital assessment framework for Australian banks based on internationally accepted capital measurement standards. This risk-based approach requires eligible capital to be divided by total risk weighted assets, with the resultant ratio being used as a measure of a bank’s capital adequacy.

Capital is divided into tier 1, or ‘core’ capital, and tier 2, or ‘supplementary’ capital. For capital adequacy purposes, eligible tier 2 capital cannot exceed the level of tier 1 capital. Banks are required to deduct from total capital any strategic holdings of other banks’ capital instruments and investments in entities engaged in life insurance, funds management and securitisation activities. Under APRA guidelines, banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent.

The measurement of risk weighted assets is based on: a) A credit risk-based approach wherein risk weightings are applied to statement of financial position assets and to credit converted off balance sheet exposures. Categories of risk weights are assigned based upon the nature of the counterparty and the relative liquidity of the assets concerned and: b) The recognition of risk weighted assets attributable to market risk arising from trading and commodity positions. Trading and commodity balance sheet positions do not attract a risk weighting under the credit risk-based approach.

	Consolidated
	2003	2002
	$m	$m
Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	13,787	11,465
Asset revaluation reserve	(31)	(31)
Dividend	(777)	—
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(168)	(48)
Unamortised goodwill and other intangibles(1)	(1,044)	(158)
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)
Tier 1 capital	11,740	11,201
Tier 2
Asset revaluation reserve	31	31
Perpetual subordinated notes	442	1,027
General provision for doubtful debts(2)	1,029	1,007
	1,502	2,065
Subordinated notes(3)	4,563	1,872
Tier 2 capital	6,065	3,937
Deductions
Investment in Funds Management and securitisation entities	(56)	(45)
Investment in joint venture with INGA(1)	(708)	(1,591)
Other	(156)	(67)
	(920)	(1,703)
Total qualifying capital	16,885	13,435
Adjusted common equity(4)	8,679	8,073

	Assets		Risk weighted assets
	2003	2002	2003	2002
	$m	$m	$m	$m
Statement of financial position
Cash, claims on Australian Commonwealth, State Governments, Territory Governments, claims on OECD Central Governments, local currency claims on non-OECD Governments and other zero weighted assets	19,817	21,188	—	—
Claims on approved banks and local Governments	8,350	10,827	1,670	2,165
Advances secured by residential mortgages	76,711	65,575	38,355	32,788
Other assets – credit risk	88,042	82,697	88,042	82,697
Total statement of financial position assets – credit risk	192,920	180,287	128,067	117,650
Trading assets – market risk	2,671	2,818	n/a	n/a
Total statement of financial position assets	195,591	183,105	128,067	117,650

(1)          From 1 July 2003 the intangible component of investments is deducted from Tier 1 Capital.  Prior to this, the deduction was from total capital

(2)          Excluding attributable future income tax benefit

(3)          Subordinated note issues are reduced by 20% of the original amount during each of the last five years to maturity

(4)          Tier 1 capital, less preference share capital (converted at 30 September 2003 rates), less deductions

	Contract/ notional amount		Credit equivalent		Risk weighted assets
	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Off balance sheet exposures
Direct credit substitutes	9,771	9,853	9,771	9,853	8,115	8,304
Trade and performance related items	10,782	12,781	4,864	5,905	4,502	5,431
Commitments	65,396	60,409	7,632	7,296	7,422	6,506
Foreign exchange, interest rate and other market related transactions	516,773	470,287	11,469	10,080	3,387	3,126
Total off balance sheet exposures – credit risk	602,722	553,330	33,736	33,134	23,426	23,367
Total risk weighted assets – credit risk					151,493	141,017
Risk weighted assets – market risk					671	373

Total risk weighted assets					152,164	141,390

	%	%
Capital adequacy ratios
Tier 1	7.7	7.9
Tier 2	4.0	2.8
Deductions	(0.6)	(1.2)
Total	11.1	9.5
Adjusted common equity(1)	5.7	5.7

(1)          Tier 1 capital, less preference share capital (converted at 30 September 2003 rates), less deductions

33:  Average Balance Sheet and Related Interest

Averages used in the following table are predominantly daily averages. Interest income figures are presented on a tax-equivalent basis. Non-accrual loans are included under the interest earning asset category’ Loans, advances and bills discounted’. Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	2003			2002			2001
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest earning assets
Due from other financial institutions
Australia	432	21	4.9	653	26	4.0	858	47	5.5
New Zealand	582	23	4.0	570	26	4.6	589	34	5.7
Overseas markets	2,046	48	2.3	2,404	69	2.9	2,326	133	5.7
Investments in public securities
Australia	6,390	301	4.7	5,384	259	4.8	4,517	254	5.6
New Zealand	1,642	73	4.4	1,253	55	4.4	1,690	103	6.1
Overseas markets	1,870	78	4.2	1,550	82	5.3	1,613	114	7.1
Loans, advances and bills discounted
Australia	110,260	7,263	6.6	95,846	6,273	6.5	90,028	6,694	7.4
New Zealand	20,365	1,577	7.7	18,129	1,363	7.5	17,258	1,466	8.5
Overseas markets	12,213	503	4.1	14,195	627	4.4	15,087	986	6.5
Other assets
Australia	1,606	105	6.5	1,463	17	1.2	1,475	98	6.7
New Zealand	1,353	106	7.8	1,349	83	6.2	1,109	69	6.3
Overseas markets	3,395	140	4.1	3,124	179	5.7	2,751	276	10.0
Intragroup assets
Overseas markets	9,858	200	2.0	9,525	211	2.2	12,358	536	4.3
	172,012	10,438		155,445	9,270		151,659	10,810
Intragroup elimination	(9,858)	(200)		(9,525)	(211)		(12,358)	(536)
	162,154	10,238	6.3	145,920	9,059	6.2	139,301	10,274	7.4

Non-interest earning assets
Acceptances
Australia	13,492			14,556			15,421
Overseas markets	88			152			249
Premises and equipment	1,436			1,349			1,264
Other assets	15,781			18,189			19,957
Provisions for doubtful debts
Australia	(1,838)			(1,805)			(1,742)
New Zealand	(211)			(176)			(166)
Overseas markets	(75)			(58)			(156)
	28,673			32,207			34,827
Total assets	190,827			178,127			174,128

Total average assets
Australia	142,491			130,515			126,530
New Zealand	25,333			22,607			21,925
Overseas markets	32,861			34,530			38,031
	200,685			187,652			186,486
Intragroup elimination	(9,858)			(9,525)			(12,358)
	190,827			178,127			174,128
% of total average assets attributable to overseas activities	25.3%			26.7%			27.3%

	2003			2002			2001
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing liabilities
Time deposits
Australia	25,171	1,165	4.6	20,741	937	4.5	19,395	1,081	5.6
New Zealand	10,666	570	5.3	8,894	456	5.1	8,411	519	6.2
Overseas markets	14,738	336	2.3	15,113	417	2.8	13,156	658	5.0
Savings deposits
Australia	11,959	279	2.3	10,964	245	2.2	9,623	269	2.8
New Zealand	3,285	79	2.4	3,113	76	2.4	2,832	89	3.1
Overseas markets	405	3	0.7	449	7	1.6	353	7	2.0
Other demand deposits
Australia	26,718	963	3.6	23,397	792	3.4	20,456	872	4.3
New Zealand	2,108	98	4.6	1,903	78	4.1	1,621	82	5.0
Overseas markets	642	9	1.4	704	11	1.6	809	20	2.5
Due to other financial institutions
Australia	957	49	5.1	942	49	5.2	434	31	7.2
New Zealand	631	23	3.6	514	17	3.3	481	20	4.2
Overseas markets	6,446	111	1.7	7,399	180	2.4	10,224	539	5.3
Commercial paper
Australia	5,216	252	4.8	3,888	178	4.6	5,275	310	5.9
Overseas markets	4,740	58	1.2	3,641	73	2.0	5,408	274	5.1
Borrowing corporations’ debt
Australia	6,626	353	5.3	6,097	316	5.2	6,108	365	6.0
New Zealand	1,824	108	5.9	1,472	88	6.0	1,334	88	6.6
Loan capital, bonds and notes
Australia	19,783	1,011	5.1	15,639	756	4.8	12,397	733	5.9
New Zealand	521	37	7.1	441	30	6.8	399	29	7.2
Overseas markets	184	4	2.2	540	15	2.8	600	35	5.9
Other liabilities(1)
Australia	2,714	276	n/a	1,463	167	n/a	1,938	171	n/a
New Zealand	96	97	n/a	117	98	n/a	108	160	n/a
Overseas markets	33	23	n/a	37	33	n/a	47	66	n/a
Intragroup Liabilities
Australia	7,926	134	1.7	6,778	128	1.9	8,763	395	4.5
New Zealand	1,932	66	3.4	2,747	83	3.0	3,595	141	3.9
	155,321	6,104		136,993	5,230		133,767	6,954
Intragroup elimination	(9,858)	(200)		(9,525)	(211)		(12,358)	(536)
	145,463	5,904	4.1	127,468	5,019	3.9	121,409	6,418	5.3

(1)          Includes foreign exchange swap costs

	2003	2002	2001
	Average balance	Average balance	Average balance
	$m	$m	$m
Non-interest bearing liabilities
Deposits
Australia	3,656	3,925	3,713
New Zealand	1,159	873	883
Overseas markets	683	597	432
Acceptances
Australia	13,492	14,556	15,421
Overseas markets	88	152	249
Other liabilities	14,113	19,634	21,917
	33,191	39,737	42,615
Total liabilities	178,654	167,205	164,024
Total average liabilities
Australia	134,462	123,341	120,416
New Zealand	24,071	21,507	20,988
Overseas markets	29,979	31,882	34,978
	188,512	176,730	176,382
Intragroup elimination	(9,858)	(9,525)	(12,358)
	178,654	167,205	164,024
Total average shareholders’ equity
Ordinary share capital(1)	10,929	9,507	8,666
Preference share capital	1,244	1,415	1,438
	12,173	10,922	10,104
Total average liabilities and shareholders’ equity	190,827	178,127	174,128
% of total average liabilities attributable to overseas activities	29.2%	30.3%	31.9%

(1)   Includes reserves and retained profits

34:  Interest Spreads and Net Interest Average Margins

	2003	2002	2001
	$m	$m	$m
Net interest income(1)
Australia	3,210	3,009	2,868
New Zealand	699	601	544
Overseas markets	425	432	446
	4,334	4,042	3,858
Average interest earning assets
Australia	118,688	103,346	96,878
New Zealand	23,942	21,301	20,646
Overseas markets	29,382	30,798	34,135
Intragroup elimination	(9,858)	(9,525)	(12,358)
	162,154	145,920	139,301

	%	%	%
Gross earnings rate(2)
Australia	6.48	6.36	7.32
New Zealand	7.43	7.17	8.10
Overseas markets	3.30	3.79	5.99
Group	6.31	6.21	7.38
Interest spreads and net interest average margins may be analysed as follows
Australia
Gross interest spread	2.31	2.44	2.35
Interest forgone on impaired assets(3)	(0.02)	(0.04)	(0.03)
Net interest spread	2.29	2.40	2.32
Interest attributable to net non-interest bearing items	0.41	0.51	0.64
Net interest average margin – Australia	2.70	2.91	2.96
New Zealand
Gross interest spread	2.30	2.34	2.13
Interest forgone on impaired assets(3)	—	—	(0.03)
Net interest spread	2.30	2.34	2.10
Interest attributable to net non-interest bearing items	0.62	0.48	0.54
Net interest average margin – New Zealand	2.92	2.82	2.64
Overseas markets
Gross interest spread	1.37	1.20	0.92
Interest forgone on impaired assets(3)	(0.07)	(0.05)	(0.16)
Net interest spread	1.30	1.15	0.76
Interest attributable to net non-interest bearing items	0.15	0.25	0.55
Net interest average margin – Overseas markets	1.45	1.40	1.31
Group
Gross interest spread	2.28	2.31	2.15
Interest forgone on impaired assets(3)	(0.03)	(0.04)	(0.06)
Net interest spread	2.25	2.27	2.09
Interest attributable to net non-interest bearing items	0.42	0.50	0.68
Net interest average margin – Group	2.67	2.77	2.77

(1)          On a tax equivalent basis

(2)          Average interest rate received on interest earning assets. Overseas markets includes intragroup assets

(3)          Refer note 14 to the financial report

35:  Market Risk

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

The Board of Directors through the Risk Management Committee, a Committee of the Board, has responsibility for oversight of market risk within the Group. Routine management of market risk is delegated to two senior management committees chaired by the Chief Financial Officer. The Credit and Trading Risk Committee is responsible for traded market risk, while the Group Asset and Liability Committee is responsible for non-traded market risk (or balance sheet risk).

The Credit and Trading Risk Committee monitors traded market risk exposures (including Value at Risk and Stress Testing) and is responsible for authorising the trading risk limit framework. The Group Asset and Liability Committee reviews balance sheet based risk measures and strategies on a monthly basis.

The Value at Risk (VaR) Measure

A key measure of market risk is Value at Risk (VaR). VaR is a statistical estimate of the likely daily loss and is based on historical market movements.

The confidence level is such that there is 97.5% probability that the loss will not exceed the VaR estimate on any given day.

The Group’s standard VaR approach for both traded and non-traded risk is historical simulation. The Group calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, it is therefore not an estimate of the maximum loss that the Group could experience from an extreme market event. As a result of this limitation, the Group utilises a number of other risk measures (eg. stress testing) and associated supplementary limits to measure and manage traded market risk.

Traded and non-traded market risks have been considered separately below.

Traded Market Risks

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments. The principal activities include foreign exchange, interest rate and debt markets. These activities are managed on a global product basis.

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading centres.

	As at Sep 03	High for period Sep 03	Low for period Sep 03	Ave for period Sep 03	As at Sep 02	High for period Sep 02	Low for period Sep 02	Avg for period Sep 02
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	1.4	2.0	0.3	0.8	1.1	2.3	0.5	1.1
Interest rate	1.1	2.1	0.5	1.0	1.0	3.4	0.7	1.5
Diversification benefit	(0.8)	(1.5)	(0.1)	(0.5)	(0.6)	(1.8)	(0.2)	(0.5)
Total	1.7	2.6	0.7	1.3	1.5	3.9	1.0	2.1

VaR is calculated separately for Foreign Exchange/Commodities and for Interest Rate/Debt Markets businesses as well as Total Group. The diversification benefit reflects the correlation implied by historical rates between Foreign Exchange/Commodities and Interest Rate/Debt Markets.

Non-Traded Market Risks(Balance Sheet Risk)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk and to hedge the market value of the Group’s capital.

Interest Rate Risk

The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term. Non-traded interest rate risk relates to the potential adverse impact of changes in market interest rates on the Group’s future net interest income. This risk arises from two principal sources: mismatches between the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets. Interest rate risk is reported as follows using three measures: VaR, scenario analysis (to a 1% shock) and disclosure of the interest rate sensitivity gap (Note 36).

a)     VaR Interest Rate Risk

Below are aggregate VaR figures covering non-traded interest rate risk.

	As at Sep 03	High for period Sep 03	Low for period Sep 03	Ave for period Sep 03	As at Sep 02	High for period Sep 02
	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
ANZ	24.4	59.3	22.2	40.8	56.9	56.9
Diversification impact	—	—	—	—	—	—
Total	24.4	59.3	22.2	40.8	56.9	56.9

b)     Scenario Analysis – A 1% Shock on the Next 12 Months’ Net Interest Income

A 1% overnight parallel positive shift in the yield curve is modelled to determine the potential impact on net interest income over the immediate forward period of 12 months. This is a standard risk quantification tool.

The figures in the table below indicate the outcome of this risk measure for the current and previous financial years – expressed as a percentage of reported net interest income. The sign indicates the nature of the rate sensitivity with a positive number signifying that a rate increase is positive for net interest income over the next 12 months. Conversely, a negative number signifies that a rate increase is negative for the next 12 months’ net interest income.

	Consolidated
	2003	2002
Impact of 1% Rate Shock
As at 30 September	1.67%	0.43%
Maximum exposure (in absolute terms)	1.67%	0.63%
Minimum exposure (in absolute terms)	0.03%	0.04%
Average exposure (in absolute terms)	0.74%	0.25%

The extent of mismatching between the repricing characteristics and timing of interest bearing assets and liabilities at any point has implications for future net interest income. On a global basis, the Group quantifies the potential variation in future net interest income as a result of these repricing mismatches each month using a static gap model.

The repricing gaps themselves are constructed based on contractual repricing information. However, for those assets and liabilities where the contractual term to repricing is not considered to be reflective of the actual interest rate sensitivity (for example, products priced at the Group’s discretion), a profile based on historically observed and/or anticipated rate sensitivity is used. This treatment excludes the effect of basis risk between customer pricing and wholesale market pricing. For example, when wholesale market rates are anticipating an official rate increase the Group does not reprice certain customer business until the first repricing date after the official rate rise.

The majority of the Group’s non-traded interest exposure exists in Australia and New Zealand. In these centres, a sophisticated balance sheet simulation process supplements this static gap information. This allows the net interest income outcomes of a number of different scenarios – with different market interest rate environments and future balance sheet structures – to be identified. This better enables the Group to accurately quantify the interest rate risks associated with the balance sheet, and to formulate strategies to manage current and future risk profiles.

Foreign Currency Related Risks

The Group’s investment of capital in non-Australian operations generates an exposure to changes in the relative value of individual currencies against the Australian Dollar. Variations in the value of these foreign currency investments are reflected in the Foreign Currency Translation Reserve.

Revenue related hedge contracts outstanding at 30 September 2003 were USD 93 million, GBP 6 million and NZD 1,287 million.

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units. This risk is routinely monitored and hedging is conducted where it is likely to add shareholder value.

The risk relating to mismatching of non-traded foreign currency assets and liabilities has not been presented, as this type of risk is minimal for the Group.

36:  Interest Sensitivity Gap

The following table represents the interest rate sensitivity as at 30 September 2003 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

Repricing gaps are based upon contractual repricing information except where the contractual terms are not considered to be reflective of actual interest rate sensitivity, for example, those assets and liabilities priced at the Group’s discretion. In such cases, the rate sensitivity is based upon historically observed and/or anticipated rate sensitivity.

Sensitivity to interest rates arises from mismatches in the period to repricing of assets and that of the corresponding liability funding. These mismatches are managed within policy guidelines for mismatch positions.

At 30 September 2003	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	6,857	388	103	47	36	1,588	9,019
Trading and investment securities	4,452	890	1,231	2,059	291	57	8,980
Net loans and advances	117,209	6,796	7,201	18,804	466	(1,011)	149,465
Other assets	640	61	92	828	58	26,448	28,127
Total assets	129,158	8,135	8,627	21,738	851	27,082	195,591
Certificates of deposit and term deposits	39,945	4,313	2,634	2,158	44	—	49,094
Other deposits	43,002	471	956	2,971	—	5,831	53,231
Other borrowings and due to other financial institutions	20,408	2,591	2,352	2,024	35	1,226	28,636
Other liabilities	480	19	65	441	117	27,519	28,641
Bonds, notes and loan capital	10,384	1,273	241	8,466	1,838	—	22,202
Total liabilities	114,219	8,667	6,248	16,060	2,034	34,576	181,804
Shareholders’ equity and outside equity interests	—	—	—	—	—	13,787	13,787
Off balance sheet items affecting interest rate sensitivity	(4,818)	(111)	(1,214)	5,227	916	—	—
Interest sensitivity gap
• net	10,121	(643)	1,165	10,905	(267)	(21,281)	—
• cumulative	10,121	9,478	10,643	21,548	21,281	—	—

The bulk of the Group’s loan/deposit business is conducted in the domestic balance sheets of Australia and New Zealand and is priced on a floating rate basis. The mix of repricing maturities in these books is influenced by the underlying financial needs of customers.

Offshore operations, which are generally wholesale in nature, are able to minimise interest rate sensitivity through closely matching the maturity of loans and deposits. Given both the size and nature of their business, the interest rate sensitivities of these balance sheets contribute little to the aggregate risk exposure, which is primarily a reflection of the positions in Australia and New Zealand.

In Australia and New Zealand, a combination of pricing initiatives and off-balance sheet instruments are used in the management of interest rate risk. For example, where a strong medium to long term rate view is held, hedging and pricing strategies are used to modify the profile’s rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates. However, such positions are taken within the overall risk limits specified by policy.

The following table represents the interest rate sensitivity as at 30 September 2002 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

At 30 September 2002	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	8,071	893	11	44	32	2,174	11,225
Trading and investment securities	6,339	717	646	1,247	365	168	9,482
Net loans and advances	99,459	6,918	7,130	19,028	545	(1,020)	132,060
Other assets	86	56	73	245	104	29,774	30,338
Total assets	113,955	8,584	7,860	20,564	1,046	31,096	183,105
Certificates of deposit and term deposits	38,231	5,183	3,638	1,869	11	—	48,932
Other deposits	38,073	820	984	4,283	—	5,312	49,472
Other borrowings and due to other financial institutions	16,494	2,694	2,589	2,014	25	1,937	25,753
Other liabilities	124	2	—	1	22	29,181	29,330
Bonds, notes and loan capital	8,646	1,087	486	7,458	476	—	18,153
Total liabilities	101,568	9,786	7,697	15,625	534	36,430	171,640
Shareholders’ equity and outside equity interests						11,465	11,465
Off balance sheet items affecting interest rate sensitivity	(7,873)	(1,859)	(2,189)	12,289	(368)	—	—
Interest sensitivity gap
• net	4,514	(3,061)	(2,026)	17,228	144	(16,799)	—
• cumulative	4,514	1,453	(573)	16,655	16,799	—	—

37:  Net Fair Value of Financial Instruments

Australian Accounting Standard AASB 1033: Presentation and Disclosure of Financial Instruments (AASB 1033) requires disclosure of the net fair value of on and off balance sheet financial instruments. The disclosures exclude all non-financial instruments, such as income taxes and regulatory deposits, and specified financial instruments, such as interests in controlled entities. The aggregate net fair value amounts do not represent the underlying value of the Group.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Net fair value is the fair value adjusted for transaction costs.

Quoted market prices, where available, are adjusted for material transaction costs and used as the measure of net fair value. In cases where quoted market values are not available, net fair values are based on present value estimates or other valuation techniques. For the majority of short-term financial instruments, defined as those which reprice or mature in 90 days or less, with no significant change in credit risk, the net fair value was assumed to equate to the carrying amount in the Group’s statement of financial position.

The fair values are based on relevant information available as at 30 September 2003. While judgement is used in obtaining the net fair value of financial instruments, there are inherent weaknesses in any estimation technique. Many of the estimates involve uncertainties and matters of significant judgement, and changes in underlying assumptions could significantly affect these estimates. Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

The net fair value amounts have not been updated for the purposes of these financial statements since 30 September 2003, and therefore the net fair value of the financial instruments subsequent to 30 September 2003 may be different from the amounts reported.

	Net fair value		Carrying value
Financial Assets	2003	2002	2003	2002
	$m	$m	$m	$m
Liquid assets	6,592	7,410	6,592	7,410
Due from other financial institutions	2,427	3,815	2,427	3,815
Trading securities	4,213	5,873	4,213	5,873
Investment securities, shares in associates and joint venture entities	6,706	5,389	6,581	5,301
Loans and advances	151,058	133,793	149,465	132,060
Customers’ liabilities for acceptances	13,178	13,796	13,178	13,796
Other financial assets	10,618	12,114	9,824	11,413

Liquid assets and Due from other financial institutions

The carrying values of these financial instruments are considered to approximate their net fair values as they are short-term in nature or are receivable on demand.

Trading securities

Trading securities are carried at market value. Market value is generally based on quoted market prices, broker or dealer price quotations, or prices for securities with similar credit risk, maturity and yield characteristics.

Investment securities

Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available, net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

Shares in associates and Joint venture entities

Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics, or by reference to the net tangible asset backing of the investee.

Loans, advances and Customers’ liabilities for acceptances

The carrying value of loans, advances and acceptances is net of specific and general provisions for doubtful debts and income yet to mature. The estimated net fair value of loans, advances and acceptances is based on the discounted amount of estimated future cash flows and accordingly has not been adjusted for either specific or general provisions for doubtful debts.

Estimated contractual cash flows for performing loans are discounted at estimated current bank credit spreads to determine fair value. For loans with doubt as to collection, expected cash flows (inclusive of the value of security) are discounted using a rate which includes a premium for the uncertainty of the flows.

The difference between estimated net fair values of loans, advances and acceptances and carrying value reflects changes in interest rates and the credit worthiness of borrowers since loan origination.

Net lease receivables, with a carrying value of $2,996 million (2002 $3,151 million) and a net fair value of $3,003 million (2002: $3,155 million), are included in loans and advances.

Other financial assets

Included in this category are accrued interest, fees receivable and derivative financial instruments. The carrying values of accrued interest and fees receivable are considered to approximate their net fair values as they are short term in nature or are receivable on demand.

The fair values of derivative financial instruments such as interest rate swaps and currency swaps were calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument. Foreign exchange contracts and interest rate option contracts were valued using market prices and option valuation models as appropriate.

Properties held for resale, deferred tax assets and prepaid expenses are not considered financial assets.

	Net fair value		Carrying value
Financial Liabilities	2003	2002	2003	2002
	$m	$m	$m	$m
Due to other financial institutions	6,467	10,860	6,467	10,860
Deposits and other borrowings	124,519	113,342	124,494	113,259
Liability for acceptances	13,178	13,796	13,178	13,796
Bonds and notes	16,837	14,999	16,572	14,708
Loan capital	5,640	3,505	5,630	3,445
Other financial liabilities	13,285	12,375	13,062	12,156

Due to other financial institutions

The carrying value of amounts due to other financial institutions is considered to approximate the net fair value.

Deposits and other borrowings

The net fair value of a deposit liability without a specified maturity or at call is deemed by AASB 1033 to be the amount payable on demand at the reporting date. The fair value is not adjusted for any value expected to be derived from retaining the deposit for a future period of time.

For interest bearing fixed maturity deposits and other borrowings and acceptances without quoted market prices, market borrowing rates of interest for debt with a similar maturity are used to discount contractual cash flows.

Bonds and notes and Loan capital

The aggregate net fair value of bonds and notes and loan capital at 30 September 2003 was calculated based on quoted market prices. For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the instrument was used.

Other financial liabilities

This category includes accrued interest and fees payable for which the carrying amount is considered to approximate the fair value. Also included are derivative financial instruments, where fair value is determined on the basis described under ‘Other financial assets’.

Income tax liabilities, other provisions and accrued charges are not considered financial instruments.

Commitments and contingencies

As outlined in note 48, the Group has various credit related commitments. Based upon the level of fees currently charged for granting such commitments, taking into account maturity and interest rates, together with any changes in the creditworthiness of counterparties since origination of the commitments, their estimated replacement or net fair value is not material.

Transaction costs

The fair value of financial instruments required to be disclosed under US accounting standard, Statement of Financial Accounting Standards No. 107 ‘Disclosures about Fair Value of Financial Instruments’ (SFAS 107) is calculated without regard to estimated transaction costs. Such transaction costs are not material, and accordingly the fair values shown above would not differ materially from fair values calculated in accordance with SFAS 107.

38:  Derivative Financial Instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments. The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities and are classified as other than trading. Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The principal exchange rate contracts used by the Group are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

The principal interest rate contracts used by the Group are forward rate agreements, interest rate futures, interest rate swaps and options. Forward rate agreements are contracts for the payment of the difference between a specified interest rate and a reference rate on a notional deposit at a future settlement date. There is no exchange of principal. An interest rate future is an exchange traded contract for the delivery of a standardised amount of a fixed income security or time deposit at a future date. Interest rate swap transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Derivative transactions generate income for the Group from buy/sell spreads and from trading positions taken by the Group. Income from these transactions is taken to net interest income, foreign exchange earnings or profit on trading instruments. Income or expense on derivatives entered into for balance sheet and revenue hedging purposes is accrued and recorded as an adjustment to the interest income or expense of the related hedged item.

Credit risk

The credit risk of derivative financial instruments arises from the potential for a counterparty to default on its contractual obligation. Credit risk arises when market movements are such that the derivative has a positive value to the Group. It is the cost of replacing the contract in the event of counterparty default. The Group limits its credit risk within a conservative framework by dealing with creditworthy counterparties, setting credit limits on exposures to counterparties, and obtaining collateral where appropriate.

The following table provides an overview of the Group’s exchange rate, credit, commodity and interest rate derivatives. It includes all trading and other than trading contracts. Notional principal amounts measure the amount of the underlying physical or financial commodity and represent the volume of outstanding transactions. They are not a measure of the risk associated with a derivative.

The credit equivalent amount is calculated in accordance with the Australian Prudential Regulation Authority’s Capital Adequacy guidelines. It combines the aggregate gross replacement cost with an allowance for the potential increase in value over the remaining term of the transaction should market conditions change.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date. Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

Consolidated	Notional principal amount 2003	Credit equivalent amount 2003	Fair value 2003	Notional principal amount 2002	Credit equivalent amount 2002	Fair value 2002
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	144,687	3,717	(683)	140,867	3,390	815
Swap agreements	42,528	3,124	(121)	23,834	1,807	(13)
Futures contracts(1)	353	n/a	—	337	n/a	—
Options purchased	10,971	433	395	8,779	435	272
Options sold(2)	15,889	n/a	(451)	11,741	n/a	(216)
Other contracts	3,818	408	112	3,046	623	456
	218,246	7,682	(748)	188,604	6,255	1,314
Interest rate contracts
Forward rate agreements	47,617	10	11	35,890	18	5
Swap agreements	236,083	3,232	487	212,765	3,491	634
Futures contracts(1)	13,458	n/a	3	26,934	n/a	(4)
Options purchased	11,961	117	61	16,118	127	88
Options sold(2)	13,987	n/a	(23)	9,244	n/a	(65)
	323,106	3,359	539	300,951	3,636	658
Credit contracts
Credit default swaps(3)	8,520	2,836	73	5,722	3,277	(13)
	549,872	13,877	(136)	495,277	13,168	1,959

(1)          Credit equivalent amounts have not been included as there is minimal credit risk associated with exchange traded futures where the clearing house is the counterparty

(2)          Options sold have no credit exposure, as they represent obligations rather than assets

(3)          Credit default swaps include structured financing transactions that expose the Group to the performance of certain assets. The total investment of the Group in these transactions is USD 750 million (2002: USD 750 million)

The maturity structure of derivative activity is a primary component of potential credit exposure. The table below shows the remaining maturity profile by class of derivatives, based on notional principal amounts. The table also shows the notional principal amounts of the derivatives held for trading and other than trading purposes.

	Remaining life
Consolidated At 30 September 2003	Less than 1 year	1 to 5 years	Greater than 5 years	Total	Trading	Other than Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	138,559	5,677	451	144,687	130,825	13,862
Swap agreements	9,632	24,616	8,280	42,528	17,763	24,765
Future contracts	348	5	—	353	353	—
Options purchased	10,002	792	177	10,971	10,971	—
Options sold	14,475	1,228	186	15,889	15,889	—
Other contracts	1,379	2,258	181	3,818	3,808	10
	174,395	34,576	9,275	218,246	179,609	38,637
Interest rate contracts
Forward rate agreements	47,090	527	—	47,617	42,764	4,853
Swap agreements	94,922	106,612	34,549	236,083	186,760	49,323
Futures contracts	13,114	344	—	13,458	13,458	—
Options purchased	5,407	5,790	764	11,961	11,961	—
Options sold	13,987	—	—	13,987	13,987	—
	174,520	113,273	35,313	323,106	268,930	54,176
Credit contracts
Credit default swaps	2,157	6,287	76	8,520	5,298	3,222
Total	351,072	154,136	44,664	549,872	453,837	96,035

	Remaining life
Consolidated At 30 September 2002	Less than 1 year	1 to 5 years	Greater than 5 years	Total	Trading	Other than Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	132,923	7,480	464	140,867	130,940	9,927
Swap agreements	5,315	13,448	5,071	23,834	6,534	17,300
Future contracts	325	12	—	337	337	—
Options purchased	7,019	1,498	262	8,779	8,779	—
Options sold	9,658	1,918	165	11,741	11,741	—
Other contracts	955	1,789	302	3,046	2,959	87
	156,195	26,145	6,264	188,604	161,290	27,314
Interest rate contracts
Forward rate agreements	35,608	282	—	35,890	32,681	3,209
Swap agreements	95,830	86,697	30,238	212,765	173,199	39,566
Futures contracts	18,087	8,847	—	26,934	26,705	229
Options purchased	9,012	6,554	552	16,118	16,118	—
Options sold	8,959	280	5	9,244	9,244	—
	167,496	102,660	30,795	300,951	257,947	43,004
Credit contracts
Credit default swaps	1,520	4,156	46	5,722	1,718	4,004
Total	325,211	132,961	37,105	495,277	420,955	74,322

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics. Major concentrations of credit risk arise by location and type of customer.

The following table shows the concentrations of credit risk, by class of counterparty and by geographic location, measured by credit equivalent amount.

In excess of 50% (2002: 40%) of the Group’s exposures are with counterparties which are either Australian banks or banks based in other OECD countries.

Consolidated At 30 September 2003	OECD governments	Australian and OECD banks	Corporations, non-OECD banks and others	Total
	$m	$m	$m	$m
Australia	227	6,559	5,531	12,317
New Zealand	21	531	506	1,058
Overseas markets	3	386	113	502
	251	7,476	6,150	13,877

Consolidated At 30 September 2002	OECD governments	Australian and OECD banks	Corporations, non-OECD banks and others	Total
	$m	$m	$m	$m
Australia	402	3,113	6,351	9,866
New Zealand	17	378	333	728
Overseas markets	1	2,206	367	2,574
	420	5,697	7,051	13,168

The next table shows the fair values of the Group’s derivatives by product type, disaggregated into gross unrealised gains and gross unrealised losses.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date. Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

	Other than Trading		Trading		Trading
Consolidated	Fair value as at 2003	Fair value as at 2002	Fair value as at 2003	Fair value as at 2002	Fair value Average 2003	Fair value Average 2002
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts
Gross unrealised gains	628	1,452	1,923	553	1,284	2,187
Gross unrealised losses	(2,509)	(349)	(725)	(841)	(794)	(1,689)
Swap agreements
Gross unrealised gains	397	333	776	436	554	354
Gross unrealised losses	(283)	(96)	(1,011)	(686)	(672)	(728)
Options purchased	—	—	395	272	270	348
Options sold	—	—	(451)	(216)	(326)	(412)
Other contracts
Gross unrealised gains	—	—	245	501	315	459
Gross unrealised losses	—	—	(133)	(45)	(136)	(45)
	(1,767)	1,340	1,019	(26)	495	474
Interest rate contracts
Forward rate agreements
Gross unrealised gains	—	—	13	16	7	19
Gross unrealised losses	—	—	(2)	(11)	(1)	(11)
Swap agreements
Gross unrealised gains	402	605	1,843	2,013	1,885	2,181
Gross unrealised losses	(228)	(267)	(1,530)	(1,717)	(1,561)	(1,911)
Futures contracts
Gross unrealised gains	—	—	51	36	41	51
Gross unrealised losses	—	—	(48)	(40)	(37)	(56)
Options purchased	—	—	61	88	79	81
Options sold	—	—	(23)	(65)	(58)	(71)
	174	338	365	320	355	283
Credit contracts
Credit default swaps
Gross unrealised gains	74	—	34	75	44	42
Gross unrealised losses	—	(15)	(35)	(73)	(69)	(33)
	74	(15)	(1)	2	(25)	9
Total	(1,519)	1,663	1,383	296	825	766

The fair values of derivatives vary over time depending on movements in interest and exchange rates and the trading or hedging strategies used

In addition to customer and trading activities, the Group uses, inter alia, derivatives to manage the risk associated with its balance sheet and future revenue streams. The principal objectives of asset and liability management are to hedge the market value of the Group’s capital and to manage and control the sensitivity of the Group’s income while maintaining acceptable levels of interest rate and liquidity risk. The Group also uses a variety of foreign exchange derivatives to hedge against adverse movements in the value of foreign currency denominated assets and liabilities and future revenue streams.

During the year NZD 1.6 billion hedge of NZD revenue were put in place to lock in historically high NZD exchange rates. Hedge contracts outstanding at 30 September 2003 totalled NZD 1.3 billion.

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes, and those entered into for balance sheet hedging and revenue related hedging.

Consolidated	Notional principal amount 2003	Credit equivalent amount 2003	Fair value 2003	Notional principal amount 2002	Credit equivalent amount 2002	Fair value 2002
	$m	$m	$m	$m	$m	$m
Foreign exchange and commodity contracts
Customer-related and trading purposes	179,609	5,795	1,019	161,290	3,689	(26)
Balance sheet hedging purposes	37,360	1,874	(1,857)	26,926	2,562	1,361
Revenue related hedging	1,277	13	90	388	4	(21)
	218,246	7,682	(748)	188,604	6,255	1,314
Interest rate contracts
Customer-related and trading purposes	268,930	2,931	365	257,947	2,992	320
Balance sheet hedging purposes	54,176	428	174	43,004	644	338
	323,106	3,359	539	300,951	3,636	658
Credit contracts
Customer –related and trading purposes	5,298	427	(1)	1,718	189	2
Balance sheet hedging purposes	3,222	2,409	74	4,004	3,088	(15)
	8,520	2,836	73	5,722	3,277	(13)
Total	549,872	13,877	(136)	495,277	13,168	1,959

Detailed below are the net deferred realised and unrealised gains and losses arising from other than trading contracts used to hedge interest rate exposure or to hedge anticipated transactions. These gains and losses are deferred only to the extent that there is an offsetting unrecognised gain or loss on the exposure being hedged. Deferred gains or losses are generally amortised over the expected term of the hedged exposure.

	Foreign Exchange Contracts		Interest Rate and Credit Contracts		Total
Consolidated	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Expected recognition in income
Within one year	47	(10)	214	165	261	155
One to two years	26	(7)	86	130	112	123
Two to five years	14	(3)	117	105	131	102
Greater than five years	—	—	(5)	102	(5)	102
	87	(20)	412	502	499	482

39:  Securitisation

During the year ended 30 September 2003, the Group did not securitise any residential mortgage loans (2002: $nil) or commercial loans (2002: $66 million).

Loans previously securitised have been removed from the Group’s balance sheet and transferred to third party special purpose entities (SPEs).

The Group retains servicing and (for some loans) custodian responsibilities for the loans sold. Following a securitisation, the Group receives fees for servicing the loans, custodian fees, fees for facilities provided and any excess income derived by the SPE after interest has been paid to investors and net credit losses and expenses absorbed.

The Group does not hold any material retained interest in the loans that have been sold. There is no recourse against the Group if cash flows from the securitised loans are inadequate to service the obligations of the SPE except to the limited extent provided in the transaction documents through the provision of arms’ length services and facilities.

The securities issued by the SPEs do not represent deposits or other liabilities of the Company or the Group. Neither the Company nor the Group in any way stands behind the capital value and/or performance of the securities or the assets of the SPEs except to the limited extent provided in the transaction documents through the provision of arms’ length services and facilities.

The Group may also provide liquidity facilities and other forms of credit enhancement to ensure adequate funds are available to the SPEs. The facilities are undrawn. The Group also provides hedging facilities to the SPEs to mitigate interest rate and currency risks. All these transactions are completed on an arms’ length basis.

The following table summarises the cash flows between the Group and the SPEs in respect of securitisation activities.

	2003	2002
	$m	$m
Proceeds from securitising loans	—	66
Servicing fees received	4	6
Other cash inflows	13	17

40:  Life Insurance

	2003	Consolidated 2002(1)	2001
	$m	$m	$m
Reconciliation of Life Insurance margin on services operating income to profit after income tax:
Premium and related revenue	—	701	1,600
Investment revenue	—	238	20
Claims expense	—	(636)	(1,330)
Insurance policy liabilities expense	—	(204)	(100)
Life insurance margin on services operating income	—	99	190
Operating expenses	—	(54)	(105)
Profit before income tax	—	45	85
Income tax expense	—	(20)	(47)
Profit after income tax	—	25	38
Profit after income tax arose from:
Movements in policy liabilities separated between:
Planned margin of revenues over expenses released	—	18	36
Difference between actual and assumed experience	—	(1)	(11)
Investment earnings on assets in excess of policy liabilities	—	8	13
Profit after income tax	—	25	38

(1)   ANZ Life Assurance Company Limited was sold into a joint venture with ING Australia in April 2002. Accordingly the results shown only include profits to 30 April 2002

41:  Segment Analysis

For management purposes the Group is organised into nine major business segments including Personal Banking Australia, ING Australia, Institutional Financial Services, Corporate, New Zealand Banking, Mortgages, Consumer Finance, Esanda and UDC and Asia Pacific.

A description of each segment is shown below:

Personal Banking Australia	Provides a full range of banking and distribution services for consumers in Australia.

ING Australia	A joint venture between ANZ and ING Group, provides wealth creation, management and protection products and services for consumers

Institutional Financial Services	Comprises institutional banking, transaction services, foreign exchange, capital markets, structured finance international, corporate financing and advisory

Corporate	Comprises corporate banking and small to medium enterprise banking in Australia

New Zealand Banking	Provides a full range of banking services including wealth management, for personal, small business and corporate customers in New Zealand

Mortgages	Provides mortgage finance secured by residential real estate in Australia and New Zealand

Consumer Finance	Provides consumer and commercial credit cards, ePayment products, personal loans and merchant payment facilities

Esanda and UDC	Provides motor vehicle and equipment finance; equipment operating leases and management services; fleet management services; and investment products

Asia Pacific	Provides retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia

As the composition of segments has changed over time, September 2002 comparatives have been adjusted to be consistent with the 2003 segment definitions. Comparatives for the year ended 30 September 2001 have not been provided because data could not reasonably be disaggregated into the changed segments.

Business Segment Analysis(1), (2)

Consolidated 30 September 2003	Personal Banking Australia	ING Australia	Institutional Financial Services	Corporate	New Zealand Banking	Mortgages	Consumer Finance	Esanda and UDC	Asia Pacific	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	359	—	2,146	723	299	4,397	695	1,005	137	454	10,215
External interest expense	(861)	(16)	(2,074)	(396)	(475)	(197)	—	(512)	(129)	(1,244)	(5,904)
Net intersegment interest	1,353	—	629	160	487	(3,425)	(246)	(143)	112	1,073	—
Net interest income	851	(16)	701	487	311	775	449	350	120	283	4,311
Other external operating income	378	(9)	1,193	209	181	90	358	86	134	82	2,702
Net intersegment income	389	—	(25)	(43)	46	(267)	(93)	(7)	—	—	—
Operating income	1,618	(25)	1,869	653	538	598	714	429	254	365	7,013
Other external expenses	(835)	2	(547)	(178)	(222)	(140)	(260)	(157)	(97)	(794)	(3,228)
Net intersegment expenses	(213)	(2)	(121)	(41)	(92)	(39)	(87)	(25)	(34)	654	—
Operating expenses	(1,048)	—	(668)	(219)	(314)	(179)	(347)	(182)	(131)	(140)	(3,228)
Share of net profit/loss of equity accounted investments	—	55	3	—	—	—	(1)	—	55	(6)	106
Charge for doubtful debts	(27)	—	(165)	(48)	(13)	(31)	(152)	(63)	(10)	(105)	(614)
Income tax expense	(159)	8	(266)	(116)	(70)	(118)	(69)	(57)	(36)	(43)	(926)
Outside equity interests	—	—	(1)	—	—	—	(1)	—	(1)	—	(3)
Profit after income tax	384	38	772	270	141	270	144	127	131	71	2,348
Non-Cash Expenses
Depreciation	56	—	16	2	9	6	27	16	9	106	247
Amortisation of goodwill	—	—	1	—	—	7	5	2	3	—	18
Financial Position
Total external assets	6,696	1,736	56,529	16,085	4,225	77,586	6,135	13,460	1,949	11,190	195,591
Associate investments	12	1,648	32	—	—	—	—	1	117	4	1,814
Total external liabilities	33,078	403	47,439	17,950	11,833	4,219	343	10,795	4,850	50,894	181,804

(1)          Results are equity standardised

(2)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)          Includes Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk & Finance

The following analysis details financial information by business segment.

Business Segment Analysis(1), (2)

Consolidated 30 September 2002	Personal Banking Australia	ING Australia	Institutional Financial Services	Corporate	New Zealand Banking	Mortgages	Consumer Finance	Esanda and UDC	Asia Pacific	Other(3),(4)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

External interest income	360	(16)	2,029	630	250	3,671	598	967	136	412	9,037
External interest expense	(559)	(14)	(1,968)	(318)	(397)	(159)	—	(472)	(124)	(1,008)	(5,019)
Net intersegment interest	989	25	653	136	424	(2,827)	(206)	(157)	110	853	—
Net interest income	790	(5)	714	448	277	685	392	338	122	257	4,018
Other external operating income	368	156	1,116	197	167	89	399	69	115	263	2,939
Net intersegment income	399	(40)	(28)	(41)	46	(233)	(92)	(8)	—	(3)	—
Operating income	1,557	111	1,802	604	490	541	699	399	237	517	6,957
Other external expenses	(812)	(62)	(568)	(170)	(191)	(120)	(234)	(151)	(95)	(502)	(2,905)
Net intersegment expenses	(207)	19	(114)	(42)	(90)	(40)	(76)	(29)	(29)	608	—
Operating expenses	(1,019)	(43)	(682)	(212)	(281)	(160)	(310)	(180)	(124)	106	(2,905)
Share of net profit/loss of equity accounted investments	—	2	2	—	—	—	(5)	—	30	2	31
Charge for doubtful debts	(24)	—	(173)	(46)	(13)	(28)	(161)	(69)	(10)	(336)	(860)
Income tax expense	(154)	(27)	(231)	(104)	(65)	(106)	(73)	(47)	(35)	(56)	(898)
Outside equity interests	—	—	(3)	—	—	—	—	—	—	—	(3)
Profit after income tax	360	43	715	242	131	247	150	103	98	233	2,322
Non-Cash Expenses
Depreciation	41	17	1	11	6	20	11	2	7	90	206
Amortisation of goodwill	—	—	1	—	—	7	7	2	3	—	20
Financial Position
Total external assets	5,832	1,638	59,155	13,538	3,797	64,826	5,551	12,410	1,932	14,426	183,105
Associate investments	—	1,593	24	—	—	—	4	1	67	3	1,692
Total external liabilities	30,076	398	50,464	15,699	11,108	3,551	249	9,704	5,148	45,243	171,640

(1)          Results are equity standardised

(2)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)          Includes Treasury, Operations, Technology & Shared Services; Corporate Centre, Risk & Finance

(4)          Includes net profit from disposal of investments

The following analysis details financial information by geographic location.

Geographic Segment Analysis(5), (6)

Consolidated	2003		2002		2001
	$m	%	$m	%	$m	%
Income
Australia	9,508	73	8,697	72	9,012	70
New Zealand	2,149	17	1,917	16	2,011	16
Overseas markets	1,366	10	1,393	12	1,801	14
	13,023	100	12,007	100	12,824	100
Total assets
Australia	151,538	77	135,050	74	133,057	72
New Zealand	25,696	13	23,799	13	22,337	12
Overseas markets	18,357	10	24,256	13	30,099	16
	195,591	100	183,105	100	185,493	100
Net profit before tax(7)
Australia	2,371	72	2,391	74	2,160	78
New Zealand	495	15	456	14	395	14
Overseas markets	411	13	376	12	228	8
	3,277	100	3,223	100	2,783	100

(5)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(6)          The geographic segments represent the locations in which the transaction was booked

(7)          Includes outside equity interests

42:  Notes to the Statements of Cash Flows

Consolidated			The Company
2003	2002	2001	2003	2002
$m	$m	$m	$m	$m

a)     Reconciliation of net profit after income tax to net cash provided by operating activities

	Inflows (Outflows)			Inflows (Outflows)
Net profit after income tax	2,348	2,322	1,870	3,068	1,507
Adjustments to reconcile net profit after income tax to net cash provided by operating activities
Provision for doubtful debts	614	860	531	464	710
Depreciation and amortisation	265	226	181	193	113
Provision for employee entitlements, restructuring and other provisions	139	248	300	87	224
Payments from provisions	(269)	(436)	(288)	(248)	(299)
(Profit) loss on sale of premises and equipment	5	(5)	(1)	6	(1)
Provision for surplus lease space	(11)	1	—	(1)	1
(Profit) on sale of controlled entities and associates	—	(170)	—	—	—
Recovery from NHB litigation	—	(248)	—	—	(248)
Profit on sale of investment securities	—	(4)	—	—	—
Net decrease (increase)
Trading securities	1,669	(1,030)	(629)	1,583	(782)
Interest receivable	(189)	328	137	(144)	230
Accrued income	51	(16)	(34)	37	(25)
Tax balances	(386)	46	88	(447)	69
Amortisation of discounts/premiums included in interest income	(19)	(30)	(52)	9	(6)
Net increase (decrease)
Interest payable	180	(348)	(285)	184	(272)
Accrued expenses	69	(1)	(42)	228	(2)
Other	(109)	(12)	73	14	—
Total adjustments	2,009	(591)	(21)	1,965	(288)
Net cash provided by operating activities	4,357	1,731	1,849	5,033	1,219

b)     Reconciliation of cash and cash equivalents(1)

Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than 90 days. Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to the related items in the statements of financial position as follows

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Liquid assets – less than 90 days	5,509	4,821	5,504	2,834	3,432
Due from other financial institutions – less than 90 days	1,806	3,104	3,567	1,577	2,021
	7,315	7,925	9,071	4,411	5,453

(1)   At 30 September 2003, cash and cash equivalents totalling nil (2002: nil; 2001: nil) were not available for use outside the local operations due to exchange control regulations

c)     Acquisitions and disposals(1)

	Consolidated
	2003	2002	2001
	$m	$m	$m
Details of aggregate assets and liabilities of controlled entities and branches acquired, and disposed of, by the Group are as follows:
Fair value of net assets acquired
Net loans and advances	—	141	408
Trading securities	—	—	4
Other assets	—	106	30
Premises and equipment	—	5	5
Payables and other liabilities	—	(7)	(11)
Deposits and other borrowings	—	(231)	(348)
Income tax liability	—	—	(42)
Fair value of net assets acquired	—	14	46
Goodwill on acquisition	—	53	5
Consideration paid	—	67	51
Cash consideration paid	—	67	36
Fair value of net assets disposed
Liquid assets	—	8	99
Due from other financial institutions	—	—	—
Trading securities	—	—	—
Investment securities	—	36	—
Net loans and advances	—	—	—
Customers’ liabilities for acceptances	—	—	—
Regulatory deposits	—	—	—
Life insurance investment assets	—	5,090	—
Shares in controlled entities and associates	—	—	—
Other assets	—	38	—
Premises and equipment	—	4	—
Due to other financial institutions	—	—	—
Deposits and other borrowings	—	—	—
Liability for acceptances	—	—	—
Income tax liability	—	—	—
Payables and other liabilities	—	(22)	—
Life insurance policy liabilities	—	(4,798)	—
Provisions	—	36	—
Loan capital	—	—	—
Fair value of net assets disposed	—	392	99
Profit on disposal net of transaction costs	—	174	—
Net consideration received/receivable	—	566	99
Cash consideration received	—	—	99

(1)   For details on acquisitions and disposals refer to Note 18

d)     Non-cash financing and investing activities

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Share capital issues
Dividend reinvestment plan	115	94	86	115	94

e)     Financing arrangements

	2003		2002
	Available	Unused	Available	Unused
	$m	$m	$m	$m
Financing arrangements which are available under normal financial arrangements
Credit standby arrangements
Standby lines	1,671	1,242	1,062	696
Other financing arrangements
Overdrafts and other financing arrangements	1,447	59	975	58
Total finance available	3,118	1,301	2,037	754

43:  Controlled Entities

	Incorporated in	Nature of Business

All controlled entities are 100% owned unless otherwise noted.

The material controlled entities of the Group are:
Australia and New Zealand Banking Group Limited	Australia	Banking
Alliance Holdings Limited	Australia	Investment
ANZ Capel Court Limited	Australia	Investment Banking
ANZ Capital Funding Pty Ltd	Australia	Funding
ANZ Capital Hedging Pty Ltd	Australia	Hedging
ANZCover Insurance Pty Ltd	Australia	Self-Insurance
ANZ Executors & Trustee Company Limited	Australia	Trustee/Nominee
ANZ Financial Products Pty Ltd	Australia	Investment
ANZ Funds Pty Ltd	Australia	Holding Company
ANZ Holdings (New Zealand) Limited*	New Zealand	Holding Company
EFTPOS New Zealand Limited*	New Zealand	Eftpos Service Provider
ANZ Banking Group (New Zealand) Limited*	New Zealand	Banking
Tui Securities Limited*	New Zealand	Investment
UDC Finance Limited*	New Zealand	Finance
Endeavour Finance Limited*	New Zealand	Finance
Tui Endeavour Limited*	New Zealand	Finance
ANZ International Private Limited*	Singapore	Finance
ANZ Singapore Limited*	Singapore	Merchant Banking
Minerva Holdings Limited*	England	Holding Company
ANZEF Limited*	England	Export Finance
ANZ Holdings Pty Ltd	Australia	Property Owner
ANZ Investment Holdings Pty Ltd	Australia	Investment
530 Collins Street Property Trust	Australia	Investment Activities
ANZ Lenders Mortgage Insurance Pty Limited	Australia	Mortgage Insurance
ANZ Orchard Investments Pty Ltd	Australia	Investment
ANZ Properties (Australia) Pty Ltd	Australia	Property Owner
ANZ Securities (Holdings) Limited	Australia	Holding Company
Australia and New Zealand Banking Group (PNG) Limited*	Papua New Guinea	Banking
Esanda Finance Corporation Limited	Australia	General Finance
Fleet Partners Pty Limited	Australia	Finance
NMRSB Pty Ltd	Australia	Investment
PT ANZ Panin Bank*(1)	Indonesia	Banking
US Distribution Trust I	USA	Investment
US Distribution Trust II	USA	Investment

*      Audited by overseas KPMG firms

(1)   Outside equity interests hold ordinary shares or units in the controlled entities listed above as follows: PT ANZ Panin Bank – 7,500 IDR 1M shares (15%) (2002: 7,500 IDR 1M shares (15%))

44:  Associates

Significant associates of the Group are as follows:

	Ownership Interest held	Voting Interest	Incorporated in	Carrying Value(5)	Reporting date	Principal activity
				$m
PT Panin Indonesia Bank(1)	11%	11%	Indonesia	117	31 December	Banking
ETrade(2)	35%	35%	Australia	12	30 June	Online Stockbroking
Autobake Pty Ltd(3)	43%	20%	Australia	8	30 June	Manufacturing
Australian Convenience Foods Pty Ltd(4)	46%	20%	Australia	7	30 June	Manufacturing
Other associates				22
Total shares in associates				166

(1)          An associate from 1 April 2001. In addition, the Group holds options over a further 18% of PT Panin Indonesia Bank

(2)          An associate from 1 October 2002

(3)          An associate from 21 August 2002

(4)          An associate from 1 July 2002

(5)          2002 carrying values as follows: PT Panin Indonesia Bank $67 million, Australian Convenience Foods Pty Ltd $7 million and Other associates $25 million. Total $99 million

45:  Interests in Joint Venture Entities

The Group has an interest in a joint venture entity as follows:

	Interest held	Voting(2) Interest	Incorporated in	Carrying Value	Reporting date	Principal activity
				$m
ING Australia Ltd(1)	49%	49%	Australia	1,648	31 December	Funds Management and Insurance

(1)          A joint venture entity from 1 May 2002

(2)   The Group has right of veto on certain decisions

	2003	2002
	$m	$m
Retained profits attributable to the joint venture entity
At the beginning of the financial year	2	—
At the end of the financial year	57	2
Movement in the carrying amount of the joint venture entity
Carrying amount at the commencement of the period	1,593	1,591
Share of net profit	55	2
Distributions received	—	—
Carrying amount at the end of the financial year	1,648	1,593
Share of assets and liabilities(1)
Investments	9,659	9,140
Other assets	663	732
Total assets	10,322	9,872
Policy holder liabilities	8,928	8,508
Other liabilities	324	373
Total liabilities	9,252	8,881
Net assets	1,070	991
Share of revenues, expenses and results
Revenues	310	195
Expenses	197	169
Profit from ordinary activities before income tax	113	26
Income tax expense	14	6
Profit from ordinary activities after income tax	99	20
Amortisation of notional goodwill	(44)	(18)
Net equity accounted profit	55	2
Share of commitments
Lease commitments	169	163
Other commitments	23	166
Total expenditure commitments	192	329

(1)   This represents the Group’s share of the assets and liabilities of ING Australia, less outside equity interests and including goodwill on acquisition of ANZ Funds Management entities

46:  Fiduciary Activities

The Group conducts investment fiduciary activities for trusts, including deceased estates. These trusts have not been consolidated as the Company does not have direct or indirect control.

Where the Company or its controlled entities incur liabilities in respect of these operations as trustee, a right of indemnity exists against the assets of the applicable funds or trusts. As these assets are sufficient to cover the liabilities and it is therefore not probable that the Company or its controlled entities will be required to settle the liabilities, the liabilities are not included in the financial statements.

The aggregate amounts of funds concerned are as follows:

	2003	2002
	$m	$m
Trusteeships	1,432	1,849	(1)

(1)   Includes $323 million of Superannuation Savings Account balances and a further $153 million associated with a number of smaller funds that ANZ Executors & Trustees were previously trustee for.

Funds management activities are conducted through the ANZ/INGA joint venture. As at 30 September 2003, the ANZ/INGA joint venture had funds under management of $28,655 million (2002: $26,642 million).

47:  Commitments

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	55	75	11	38
Later than 1 year but not later than 5 years	1	—	1	—
Total capital expenditure commitments	56	75	12	38
Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	164	163	134	133
Later than 1 year but not later than 5 years	391	426	320	347
Later than 5 years	441	450	425	427
	996	1,039	879	907
Furniture and equipment
Not later than 1 year	17	16	12	10
Later than 1 year but not later than 5 years	23	7	20	3
	40	23	32	13
Total lease rental commitments	1,036	1,062	911	920
Total commitments	1,092	1,137	923	958

The Group leases land and buildings under operating leases expiring from one to five years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

48:  Contingent Liabilities, Contingent Asset and Credit Related Commitments

Credit related commitments

The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount
	$m	$m	$m	$m	$m	$m
Undrawn facilities	65,381	60,373	57,914	54,271	7,467	6,102
Underwriting facilities	15	36	15	36	—	—
	65,396	60,409	57,929	54,307	7,467	6,102

Contingent liabilities

The Group guarantees the performance of customers by issuing standby letters of credit and guarantees to third parties. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers, therefore these transactions are subjected to the same credit origination, portfolio management and collateral requirements for customers applying for loans. As the facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements.

The credit risk of these facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount
	$m	$m	$m	$m	$m	$m
Guarantees	4,954	3,580	4,888	3,526	66	54
Credit derivatives – sold	2,409	3,088	2,409	3,088	—	—
Standby letters of credit	1,406	1,952	1,387	1,932	19	20
Bill endorsements	148	298	148	298	—	—
Documentary letters of credit	1,755	1,620	1,637	1,505	118	115
Performance related contingents	9,027	11,161	8,815	10,907	212	254
Other	854	935	601	552	253	383
Total contingent liabilities	20,553	22,634	19,885	21,808	668	826

The details and estimated maximum amount of contingent liabilities that may become payable are set out below.

i)      Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System and the High Value Clearing System (HVCS) and in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

ii)     The Group will indemnify each customer of controlled entities engaged in nominee activities against loss suffered by reason of such entities failing to perform any obligation undertaken by them to a customer.

iii)    Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system. This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

iv)   Tax Audit

ANZ in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures. The Group has received various assessments that are being disputed and is likely to receive further assessments.

There are several major issues that the ATO is considering, including:

•      Lease assignments in 1991 and 1992. Tax assessments have been received and are being contested in the Federal Court. Profit after tax of approximately $50 million was earned from these transactions.

•      Sale of Grindlays in 2000. At ANZ’s request the ATO is reviewing the taxation treatment of this transaction. ANZ’s profit after tax from this transaction was $404 million.

Based on external advice, ANZ has assessed the likely progress of these issues, and believes that it holds appropriate provisions.

During the years 1996–2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking. The ATO had been reviewing these transactions for some time. On 21 February 2003, a settlement was reached between the ATO and ANZ which involved the payment of $262 million to the ATO. The amount was met from ANZ’s existing tax provisions.

The ANZ Group in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures. No tax assessments have been issued.

v)    Sale of Grindlays businesses

As part of the sale on 31 July 2000 of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries (the Grindlays businesses), to Standard Chartered Bank (SCB), ANZ provided warranties relating to those businesses. Where it is anticipated that payments are likely under these warranties, provisions have been made to cover the anticipated liability.

In addition, ANZ provided SCB and/or Grindlays with certain indemnities. Those indemnities under which ANZ remains exposed as at 30 September 2003 are:

•      an indemnity relating to liabilities Grindlays may incur as a result of certain claims made against Grindlays and its officers in India (the Indian Indemnity). Details of this indemnity are set out below; and

•      an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities have not been provided for in the Grindlays accounts as at 31 July 2000.

Claims have been made under the above indemnities and also in relation to certain warranties made by ANZ at the time of sale. At present the Group is confident that they will have no material impact on the Group.

The Indian Indemnity requires ANZ to pay SCB for losses that Grindlays incurs as a result of certain claims that have been or may be made against Grindlays and its officers in India. Under the terms of the Indian Indemnity, ANZ will have control of matters for which it is potentially liable. No settlement offer can be made or paid by Grindlays without the prior agreement of ANZ. ANZ will continue to manage these matters in the best interests of the shareholders taking into account its legal obligations.

ANZ remains liable for certain claims under the Indian Indemnity, including in relation to the following two matters that are the subject of current proceedings involving Grindlays or its officers:

•                  In 1991, certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India. In making these transactions it would appear that the provisions of the Foreign Exchange Regulation Act 1973 were inadvertently not complied with. Grindlays on its own initiative, brought these transactions to the attention of the Reserve Bank of India. The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties. Grindlays has commenced proceedings in the courts contesting the validity of these notices.

•                  In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions. These orders had directed repayment of Indian Rupees 24 million (AUD 0.8 million at 30 September 2003 rates, plus interest accruing at 24% since 1991). Grindlays is awaiting the outcome of proceedings in relation to a further twelve payments received by it in 1991 in similar circumstances totalling Indian Rupees 277 million (AUD 8.9 million at 30 September 2003 rates).

vi)           Pursuant to class order 98/1418 (as amended) dated 13 August 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of financial statements. The entities to which relief was granted are

•      ANZ Properties (Australia) Pty Ltd(1)

•      Alliance Holdings Pty Ltd(1)

•      ANZ Capital Hedging Pty Ltd(1)

•      ANZ Funds Pty Ltd(1)

•      ANZ Infrastructure Investments Ltd(3)

•      ANZ Nominees Ltd(1)

•      ANZ Securities (Holdings) Ltd(3)

•      Binnstone Traders Pty Ltd(1)

•      Deori Pty Ltd(1)

•      ES & A Holdings Pty Ltd(1)

•      Jikk Pty Ltd(1)

•      LFD Ltd(1)

•      NMRSB Pty Ltd(1)

•      ANZ Orchard Investments Pty Ltd(2)

•      Votriant No. 1103 Pty Ltd(2)

(1)   Relief granted on 21 August 2001

(2)   Relief granted on 13 August 2002

(3)   Relief granted on 9 September 2003

It is the condition of the class order that the Company and each of the above controlled entities enter into a Deed of Cross Guarantee. A Deed of Cross Guarantee under the class order was lodged and approved by the Australian Securities and Investments Commission. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up any of the controlled entities under certain provisions of the Corporations Act 2001. The Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up. The consolidated statement of financial performance and consolidated statement of financial position of the Company and its wholly owned controlled entities which have entered into the Deed of Cross Guarantee are:

	Consolidated
	2003	2002
	$m	$m
Profit before tax	2,595	1,955
Income tax expense	(643)	(654)
Profit after income tax	1,952	1,301
Retained profits at start of year(1)	4,788	4,348
Total available for appropriation	6,740	5,649
Ordinary share dividends provided for or paid	(640)	(882)
Retained profits at end of year	6,100	4,767
Assets
Liquid assets	3,919	5,998
Investment securities	3,818	2,606
Net loans and advances	116,557	100,999
Other assets	38,916	40,520
Premises and equipment	1,178	1,189
Total assets	164,388	151,312
Liabilities
Deposits and other borrowings	90,186	85,258
Income tax liability	766	1,064
Payables and other liabilities	59,353	53,218
Provisions	614	1,611
Total liabilities	150,919	141,151
Net assets	13,469	10,161
Shareholders’ equity	13,469	10,161

(1)   The Companies included in the class order have changed, accordingly retained profits have not carried forward

vii)  The Company has guaranteed payment on maturity of the principal and accrued interest of commercial paper notes issued by ANZ (Delaware) Inc. of $6,988 million as at 30 September 2003 (2002: $1,654 million).

viii) The Company is party to an underpinning agreement with ANZ Banking Group (New Zealand) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by ANZ Banking Group (New Zealand) Limited to individual customers which exceed 35% of ANZ Banking Group (New Zealand) Limited’s capital base.

ix)    The Company is party to an underpinning agreement with Australia and New Zealand Banking Group (PNG) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by Australia and New Zealand Banking Group (PNG) Limited to individual customers which exceed 50% of Australia and New Zealand Banking Group (PNG) Limited’s capital base.

General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

Contingent Asset

On 14 October 2003 ANZ issued proceedings in the Victorian Supreme Court against its captive insurance company ANZcover Insurance Pty Ltd regarding a $130 million insurance claim. This claim is in relation to the loss on settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB). ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries. ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market. The claim against ANZcover is fully reinsured, and therefore ANZcover has no retained exposure to the claim.

The January 2002 settlement of the NHB litigation saw Grindlays recover Rupees 6.20 billion (AUD 248 million at 19 January 2002 rates) of the disputed monies that Grindlays Bank had lodged with the Court, which by that time totalled Rupees 16.45 billion (AUD 661 million at 19 January 2002 rates), including interest, with NHB receiving the balance. ANZ in turn received a payment of USD 124 million from Standard Chartered Bank under the terms of the Indian Indemnity. The claim of $130 million is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991–92 policy year.

49:  Superannuation Commitments

A number of pension and superannuation schemes have been established by the Group worldwide. The Group may be obliged to contribute to the schemes as a consequence of legislation and provisions of trust deeds. Legal enforceability is dependent on the terms of the legislation and trust deeds. The major schemes with assets in excess of $25 million are:

Contribution levels
Country	Scheme	Scheme type	Employee	Employer
Australia	ANZ Australian Staff	Defined Contribution Scheme
	Superannuation Scheme(1),(2)	Section C	optional	Balance of cost(3)
or
Defined Contribution Scheme
		Section A	optional	9% of salary(4)
or
Defined Benefit Scheme
		Pension Section(4)	nil	Balance of cost

New Zealand	ANZGROUP (New Zealand)
	Staff Superannuation Scheme(1),(2)	Defined Benefit Scheme(5)	nil	Balance of cost
or
		Defined Contribution Scheme	2.5% min	7.5% of salaries

England	ANZ UK Staff Pension Scheme(1)	Defined Benefit Scheme	nil	Balance of cost

Balance of cost: the Group’s contribution is assessed by the actuary after taking account of members’ contributions and the value of the schemes’ assets

(1)   These schemes provide for pension benefits

(2)   These schemes provide for lump sum benefits

(3)   As recommended by the actuary, currently 9% (2002: 9%) of members’ superannuation salaries

(4)   Closed to new members. Operates to make pension payments to retirees who were members or to dependants of the members

(5)   Closed to new members on 31 March 1990. Operates to make pension payments to retirees who were members of that section of the scheme or to dependants of the members.

The details of major defined benefit schemes with assets in excess of $25 million are as follows:

2003 Schemes	Employer’s contribution	Accrued benefits	Net market value of assets held by scheme	Excess of net market value of assets over accrued benefits	Vested benefits
	$m	$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(1)	—	43	37	(6)	43
ANZ UK Staff Pension Scheme(1)	—	872	771	(101)	845

2002 Schemes	Employer’s contribution	Accrued benefits	Net market value of assets held by scheme	Excess of net market value of assets over accrued benefits	Vested benefits
	$m	$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(2)	—	46	47	1	46
ANZ UK Staff Pension Scheme(2)	—	998	1,053	55	963

(1)   Amounts were measured at 31 December 2002

(2)   Amounts were measured at 31 December 2001

The Pension Section of the ANZ Australian Staff Superannuation Scheme is closed to new members. The last full actuarial valuation, conducted by the actuary, Towers Perrin, as at 31 December 2001 showed a small surplus. An interim valuation conducted as at 31 December 2002 showed a deficit of $6 million, but since that date the deficit has reduced. Another interim valuation will be conducted as at 31 December 2003, at which time the funding position will be reassessed. The next full actuarial valuation is due to be conducted as at 31 December 2004.

The deficit disclosed above for the UK Staff Pension Scheme has been determined for the purpose of AASB1028 “Employee Benefits”.

Consulting actuaries Watson Wyatt LLP have advised that as at 31 December 2002 the Scheme would have met the minimum funding requirement (MFR) test as defined in UK legislation. Further, an interim actuarial valuation (which differs from AASB1028 requirements) of the Scheme was performed at 31 December 2002. This valuation, performed in accordance with actuarial standards, indicated a deficit of GBP 0 million to GBP 31 million ($76 million) depending on the assumptions used.

The Group has no present liability under the Scheme’s trust deed to commence contributions or fund the deficit. However, as a matter of prudence, the Bank has decided to recommence contributions to the Scheme with effect from 1 October 2003, ahead of the next formal actuarial review which is due as at 31 December 2003.

50:  Employee Share and Option Plans

The Company has four share purchase and option incentive plans available for employees and directors of the Group: the ANZ Employee Share Acquisition Plan(1); the ANZ Share Purchase Scheme; the ANZ Share Option Plan; and the ANZ Directors’ Share Plan. Shareholders of the Company have approved the implementation of each of the current plans. Fully paid ordinary shares issued under these plans rank equally with other existing fully paid ordinary shares, other than in respect of voting rights.

Each option granted under the ANZ Share Option Plan entitles a holder to purchase one ordinary share subject to any terms and conditions imposed on issue. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company’s shares traded during the five business days preceding the date of granting the options.

An offer to employees and directors cannot be made under any of the plans if an issue pursuant to that offer will result in the aggregate of shares issued and options granted over unissued shares held for employees under various employee share and option incentive schemes exceeding 7% of the issued capital (and unexercised options) of the Company.

The closing market price of one ordinary share at 30 September 2003 was $17.95.

(1)   The ANZ Employee Share Acquisition Plan includes the $1,000 Share Plan, the Deferred Share Plan and the Employee Share Save Scheme

ANZ Employee Share Acquisition Plan

$1,000 Share Plan

All permanent employees (other than senior executives) who have had continuous service for one year with the Company or any of its controlled entities may be eligible to participate in a scheme enabling the issue of up to $1,000 of shares to an employee in each financial year, subject to the approval of the Board. The shares are retained in trust for a three year vesting period. On expiration of that period, an employee may generally sell the shares, transfer them into their name, or have them retained in the trust. On termination, the shares are generally transferred into the employee’s name. Forfeiture provisions may apply, depending on jurisdiction.

The shares are issued for no consideration. During the financial year, 1,028,623 shares with an average issue price of $17.70 were issued under the $1,000 Share Plan (2002: 1,070,986 shares with an average issue price of $17.21 were issued). These shares are issued from the Share Capital account, hence only an increase in the number of shares on issue results.

Details of the movement in employee shares under the $1,000 Share Plan are as follows:

The Company
2003
Number of shares at beginning of the year	4,217,660
Number of shares issued to the trust	1,242,614
Number of shares distributed to employees	(915,612)
Number of shares forfeited	(6,986)
Number of shares at end of the year	4,537,676

	The Company
	2003	2002
Number of shares acquired since commencement of the $1,000 Share Plan(2)	7,013,921	5,985,298

Deferred Share Plan

Selected employees may also be issued deferred shares, which vest in the employee three years from the date of issue (previously one or three years). Ordinary shares issued under this plan may be held in trust for up to 10 years, and may be required to meet performance hurdles before being able to be traded after the restriction period has expired. The issue price is based on the volume weighted average price of the shares traded on the ASX in the weeks leading up to and including the date of issue. Unvested shares are forfeited on resignation or dismissal, or if a performance condition has not been met.

During the financial year, 2,587,091 (2002: 3,074,002) deferred shares were issued under this Plan.

Details of the movement in employee shares under the Deferred Share Plan are as follows:

The Company
2003
Number of shares at beginning of the year	7,500,351
Number of shares issued to the trust	2,666,291
Number of shares distributed to employees	(2,024,878)
Number of shares forfeited	(120,916)
Number of shares at end of the year	8,020,848

	The Company
	2003	2002
Number of shares acquired since commencement of the Deferred Share Plan(2)	13,878,185	11,291,094

(2)   Excludes shares issued under the bonus option plan and the dividend reinvestment plan

Employee Share Save Scheme

Eligible employees have the opportunity to request that a proportion of their income be directed to the purchase of ANZ shares. The amount they elect to contribute is deducted fortnightly and shares are purchased on market quarterly in arrears by the trust. The Company contributes 5% of the purchase price and pays for brokers fees and stamp duty. Senior executives may participate but are not eligible to receive the 5% discount. Employees are eligible to participate in the Scheme if they are permanent full-time or part-time employees of the Company and have been employed since 1 October immediately prior to the invitation being made by the Company. Employees nominate a restriction period between 1 to 10 years during which period the shares are held in trust. Dividends are paid to the employees.

Details of the movement in employee shares under the ANZ Employee Share Save Scheme are as follows:

The Company
2003

Number of shares at beginning of the year	302,410
Number of shares purchased	291,210
Number of shares issued to the trust	16,408
Number of shares distributed to employees	(215,623)
Number of shares forfeited	—
Number of shares at end of the year	394,405

	The Company
	2003	2002
Number of shares acquired since commencement of the ANZ Employee Share Save Scheme	763,652	472,442

Costs associated with the ANZ Employee Share Save Scheme were recognised in Personnel Expenses and Liquid Assets (amounts were less than $500,000).

ANZ Share Purchase Scheme

The ANZ Share Purchase Scheme is a closed scheme. Shares are progressively being paid up by eligible officers that were offered fully paid ordinary shares. No fully paid ordinary shares have been issued under this Scheme since 1996.

Details of the movement in employee shares under the ANZ Share Purchase Scheme are as follows:

	The Company
	2003	2002
Number of shares at beginning of the year	1,272,500	1,997,500
Number of shares redeemed by employees(1)	(1,043,000)	(725,000)
Number of shares at end of the year	229,500	1,272,500

(1)   Redeemed once paid out by employee

ANZ Share Option Plan

Selected employees may be granted options, which entitle them to purchase ordinary fully paid shares in the Company at or greater than a price fixed at the time when the options are issued (depending on whether the exercise price is indexed or not). Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

Details of the options over unissued ordinary shares as at the beginning and end of the financial year and movements during the year are set out below.

Grant date	Exercise price	Earliest exercise date	Expiry date	No. options at beginning of the year	Options granted	Options lapsed	Options exercised	No. options outstanding at 30 September 2003		Performance hurdles for each option class
								On issue	Vested
	$
23/01/1998	11.45	23/01/2001	22/01/2003	2,565	—	—	2,565	—	Yes	N
24/02/1998	9.51	24/02/2001	23/02/2003	325,000	—	—	325,000	—	Yes	A
28/10/1998	8.97	28/10/2001	27/10/2003	250,000	—	—	250,000	—	Yes	A
11/12/1998	10.34	11/12/2001	10/12/2003	195,000	—	—	180,000	15,000	Yes	A
28/01/1999	10.41	28/01/2002	27/01/2004	10,000	—	—	10,000	—	Yes	A
25/03/1999	11.44	25/03/2002	24/03/2004	82,000	—	—	60,000	22,000	Yes	A
02/06/1999	11.20	02/06/2002	01/06/2004	237,500	—	2,500	120,000	115,000	Yes	N
02/06/1999	11.20	02/06/2002	01/06/2004	1,615,000	—	—	1,290,000	325,000	Yes	A
07/06/1999	11.26	07/06/2002	06/06/2004	2,500	—	—	2,500	—	Yes	N
12/07/1999	11.30	12/07/2002	11/07/2004	150,000	—	—	150,000	—	Yes	A
27/10/1999	9.94	27/10/2002	26/10/2004	900,000	—	—	900,000	—	Yes	A
31/12/1999	11.49	31/12/2002	31/12/2004	750,000	—	—	750,000	—	Yes	E
31/01/2000	10.63	31/01/2003	30/01/2005	100,000	—	—	100,000	—	Yes	A
23/02/2000	10.11	23/02/2003	22/02/2007	1,050,000	—	30,000	578,000	442,000	Yes	B
08/03/2000	10.20	08/03/2003	07/03/2007	350,000	—	—	—	350,000	Yes	B
23/05/2000	11.81	23/05/2003	23/05/2007	447,500	—	10,000	166,250	271,250	Yes	N
07/06/2000	12.23	07/06/2003	06/06/2007	200,000	—	—	200,000	—	Yes	B
26/09/2000	12.75	26/09/2003	25/09/2007	75,000	—	5,000	12,500	57,500	Yes	N
21/11/2000	14.34	22/11/2003	21/11/2007	2,373,258	—	41,000	289,000	2,043,258	No	B
27/12/2000	14.63	25/10/2003	07/02/2008	1,642,500	—	79,600	90,400	1,472,500	No	N
31/12/2000	14.78	31/12/2003	31/12/2004	750,000	—	—	—	750,000	No	E
27/01/2001	14.63	07/02/2004	07/02/2008	1,034,250	—	51,000	62,250	921,000	No	N
21/02/2001	14.92	21/02/2004	20/02/2008	4,510,025	—	162,250	283,950	4,063,825	No	N
27/02/2001	15.47	27/02/2004	26/02/2008	75,000	—	—	—	75,000	No	B
07/03/2001	15.66	07/03/2004	06/03/2008	50,000	—	—	50,000	—	No	B
24/04/2001	13.70	25/04/2004	24/04/2008	2,485,227	—	76,500	137,312	2,271,415	No	N
24/04/2001	13.70	25/04/2004	24/04/2008	1,119,900	—	110,500	74,500	934,900	No	B
07/05/2001	13.70	07/05/2004	06/05/2008	194,800	—	5,050	12,850	176,900	No	N
01/06/2001	15.33	01/06/2004	31/05/2008	453,500	—	11,500	27,750	414,250	No	N
23/08/2001	16.49	21/08/2004	20/08/2008	76,000	—	—	—	76,000	No	B
27/08/2001	16.81	27/08/2004	26/08/2008	84,000	—	4,500	3,750	75,750	No	N
24/10/2001	17.05	25/10/2004	24/10/2008	1,043,100	—	115,400	57,500	870,200	No	B
24/10/2001	17.05	25/10/2004	24/10/2008	3,356,525	—	113,125	141,475	3,101,925	No	N
24/10/2001	0.00	24/10/2002	24/10/2003	72,242	—	—	71,833	409	Yes	N
24/10/2001	17.05	24/10/2004	23/10/2008	50,000	—	—	—	50,000	No	B
31/12/2001	17.20	31/12/2004	31/12/2005	500,000	—	—	—	500,000	No	E
31/12/2001	17.52	31/12/2003	31/12/2007	500,000	—	—	—	500,000	No	F
28/02/2002	18.21	26/02/2005	25/02/2009	20,000	—	—	—	20,000	No	B
24/04/2002	18.75	24/04/2005	24/04/2009	3,386,680	—	199,080	3,751	3,183,849	No	N
24/04/2002	0.00	24/04/2003	24/04/2004	24,098	—	235	19,158	4,705	Yes	N
24/04/2002	18.75	24/04/2005	24/04/2009	1,000,500	—	112,291	3,016	885,193	No	C
24/04/2002	18.75	24/04/2005	24/04/2009	435,000	—	20,000	—	415,000	No	C
31/05/2002	19.27	14/05/2005	13/05/2009	145,000	—	—	—	145,000	No	N
27/06/2002	19.27	28/06/2005	27/06/2009	297,970	—	11,500	—	286,470	No	N
21/07/2002	17.90	22/07/2005	21/07/2009	17,000	—	—	—	17,000	No	C
23/10/2002	18.06	23/10/2005	22/10/2009	—	2,638,774	54,279	143	2,584,352	No	D
23/10/2002	18.06	23/10/2005	22/10/2009	—	2,346,050	80,481	458	2,265,111	No	N
20/11/2002	18.28	20/11/2005	19/11/2009	—	40,000	—	—	40,000	No	D
31/12/2002	17.41	31/12/2004	31/12/2007	—	1,000,000	—	—	1,000,000	No	F
20/05/2003	18.32	20/05/2006	19/05/2010	—	2,904,522	13,891	—	2,890,631	No	D
20/05/2003	18.32	20/05/2006	19/05/2010	—	2,177,066	37,575	—	2,139,491	No	N
09/06/2003	18.84	09/06/2006	08/06/2010	—	10,000	—	—	10,000	No	N
Totals				32,438,640	11,116,412	1,347,257	6,425,911	35,781,884

The aggregate fair value of shares issued as a result of the exercise of options during the 2003 financial year was $117 million.

On 24 October 2003 the Company issued a prospectus to invite shareholders to participate in a pro rata renounceable rights issue. In accordance with the rules set out in the ANZ Share Option Plan in the event of a rights issue, the exercise price of options granted under the plan is to be reduced in accordance with ASX Listing Rule 6.22. As a result the exercise price of each option issued under the ANZ Share Option Plan is reduced by 72 cents from the amount disclosed.

Details of performance hurdles applicable to options are as follows:

N             No performance hurdles apply. Once the exercise period has been reached, the options may be exercised.

A             During the two year period commencing three years and ending five years after the date of issue of the options, the percentage change of the ANZ Total Shareholder Return (ANZ TSR) to exceed the percentage change of the S&P/ASX 200 Banks (Industry Group) Accumulation Index from date of issue to any time from the third anniversary date up to and including the proposed exercise date.

B & C     During the four-year period commencing three years, and ending seven years, after the issue date of the options:

•              50% of the options allocated may be exercised by the option holder subject to the ANZ TSR exceeding the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index measured over the same period and calculated as at the last trading day of any month; and

•              50% of the options allocated may be exercised by the option holder subject to the ANZ TSR exceeding the percentage change in the S&P/ASX 100 Accumulation Index measured over the same period and calculated as at the last trading day of any month.

D             Options may be exercised during the four-year period commencing three years, and ending seven years, after the issue date of the options. The exercise price will be set according to the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ) since issue date, and can be no lower than the base issue price.

E              The options may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the ASX 100 Accumulation Index calculated over the same period (applicable to the CEO only).

F              One half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the date of grant and ending on the last day of any month after the second anniversary of their date of grant exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period (applicable to the CEO only).

These options will expire immediately on termination of employment, except in the event of retirement, retrenchment, death or disablement or where agreed by the directors of the Company, in which case the exercise of the options may be allowed.

In the event of a takeover offer or takeover announcement, the directors of the Company may allow the options to be exercised.

If there is a bonus issue prior to the expiry or exercise of the options, then upon exercise of the options, option holders are entitled to those shares as if the options had been exercised prior to that issue. Those shares will be allotted to the option holder when the options are exercised.

The following options were exercised by employees and former employees during the financial year:

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$0.00	71,833	$0.00	$12.75	12,500	$159,375
$0.00	19,158	$0.00	$13.70	137,312	$1,881,174
$8.97	250,000	$2,242,500	$13.70	74,500	$1,020,650
$9.51	325,000	$3,090,750	$13.70	12,850	$176,045
$9.94	900,000	$8,946,000	$14.34	289,000	$4,144,260
$10.11	578,000	$5,843,580	$14.63	90,400	$1,322,552
$10.34	180,000	$1,861,200	$14.63	62,250	$910,718
$10.41	10,000	$104,100	$14.92	283,950	$4,236,534
$10.63	100,000	$1,063,000	$15.33	27,750	$425,408
$11.20	120,000	$1,344,000	$15.66	50,000	$783,000
$11.20	1,290,000	$14,448,000	$16.81	3,750	$63,038
$11.26	2,500	$28,150	$17.05	57,500	$980,375
$11.30	150,000	$1,695,000	$17.05	141,475	$2,412,149
$11.44	60,000	$686,400	$18.06	143	$2,583
$11.45	2,565	$29,369	$18.06	458	$8,271
$11.49	750,000	$8,617,500	$18.75	3,751	$70,331
$11.81	166,250	$1,963,413	$18.75	3,016	$56,550
$12.23	200,000	$2,446,000

For those options exercised by employees and former employees during the financial year, the market price of the Company’s shares during the year were as follows:

High	$19.23
Low	$15.95
As at 30 September 2003	$17.95

As at the date of the Directors’ Report, unexercised options over ordinary shares are as per the table on the previous page, adjusted for the exercise of the following options which were exercised by employees and former employees since the end of the financial year.

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$0.00	4,254	$0	$13.91	6,000	$83,460
$10.11	195,000	$1,971,450	$14.20	750	$10,650
$10.72	10,000	$107,200	$14.34	8,000	$114,720
$11.09	7,500	$83,175	$14.63	87,250	$1,276,468
$11.20	15,000	$168,000	$14.92	21,000	$313,320
$11.81	22,500	$265,725	$15.33	3,000	$45,990
$12.75	2,500	$31,875	$16.33	375	$6,124
$12.98	375	$4,868	$17.05	15,600	$265,980
$13.70	13,450	$184,265	$18.06	285	$5,147

For options granted in the current year, valuations have been determined in accordance with the fair value measurement provisions of Accounting Exposure Draft ED 108, using a modified Black-Scholes option pricing model.

These valuations take into account the probability of achieving the performance hurdle required for these options to vest and have used the following significant assumptions:

Range or Average	2003	2002	2001
Risk free interest rate	4.76% – 5.22%	6.14%	6.33%
Life of options	3.5 years – 5.0 years	6.8 years	6.9 years
Volatility of share price	20.70% – 22.00%	22.00%	24.96%
Dividend rate	5.00%	4.45%	4.66%

Amounts received from exercising options under the ANZ Share Option Plan during the financial year were recognised as follows:

	The Company
	2003	2002
	$m	$m
Share capital	73	57
Liquid assets	73	57

ANZ Directors’ Share Plan

Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the Plan is voluntary.

The shares are purchased on market and are held in trust for up to 10 years. The director selects a restriction period of between 1 and 10 years during which the shares cannot be traded. The shares are subject to forfeiture for serious misconduct. All costs associated with the Plan are met by the Company.

Details of the movement in shares under this Scheme are as follows:

The Company(1) 2003
Number of shares at beginning of the year	349,767
Number of shares purchased	114,700
Number of shares sold	—
Number of shares forfeited	—
Number of shares at end of the year	464,467

(1)   Includes deferred shares

51:  Related Party Disclosures

The directors during the year were:

C B Goode (Chairman)

J C Dahlsen

R S Deane

J K Ellis

M A Jackson

J McFarlane

B W Scott

D M Gonski

Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted, subject to certain conditions, by an Australian Securities and Investments Commission (ASIC) class order, 98/110 dated 10 July 1998, from making disclosures of loans made, guaranteed or secured by a bank to related parties (other than specified categories of directors) and financial instrument transactions (other than shares and share options) of a bank where a director of the relevant entity is not a party to the transaction and where the loan or financial instrument transaction is lawfully made and occurs in the course of ordinary banking business either at arm’s length or with the approval of a general meeting of the relevant entity and its ultimate chief entity (if any).

The class order does not apply to a loan or financial instrument transaction of which any director of the relevant entity should reasonably be aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

A condition of the class order is that for each financial year to which it applies, the Company must provide evidence to ASIC that the Company has systems of internal controls and procedures which:

i)      in the case of any material financial instrument transaction, ensure that; and

ii)     in any other case, are designed to provide a reasonable degree of assurance that, any financial instrument transaction of a bank which may be required to be disclosed in the Company’s financial statements and which is not entered into regularly, is drawn to the attention of the directors.

a)     Transactions with directors and director-related entities

Shares and Share Options

The aggregate number of shares issued to, acquired for, disposed or no longer held by directors, and share options granted to and exercised by directors of the Company and their director-related entities by the Company during the financial year were as follows:

	The Company
	2003	2002
	No.	No.
Fully paid ordinary shares in the Company acquired	878,987	1,127,098
Fully paid ordinary shares in the Company disposed of or no longer held by directors	(650,000)	(605,864)
Options granted under the ANZ Share Option Plan	1,000,000	1,000,000
Options exercised under the ANZ Share Option Plan	(750,000)	(1,000,000)

Aggregate number of shares and share options held directly, indirectly or beneficially by directors of the Company and their director-related entities, as at balance date, were as follows:

	The Company
	2003	2002
	No.	No.
Fully paid ordinary shares in the Company(1)	2,046,146	1,817,159
Share options over ordinary shares in the Company	2,750,000	2,500,000

(1)   Includes deferred shares

Directors of the Company and their director-related entities receive normal dividends on these shares.

Loans made to Directors

Loans made to non-executive directors of the Company and controlled entities are made in the course of ordinary business on normal commercial terms and conditions. Loans to executive directors of the Company and controlled entities are made pursuant to the Executive Directors’ Loan Scheme authorised by shareholders on 18 January 1982, on the same terms and conditions applicable to other employees within the Group in accordance with established policy.

Under the Australian Securities and Investments Commission class order referred to above, disclosure is limited to the aggregate amount of loans made, guaranteed or secured by:

i)      the Company to its directors;

ii)     any controlled entity to the directors of the Company;

iii)    banking corporation controlled entities to their directors; and

iv)   non-banking corporation controlled entities to directors of controlled entities and to parties related to any one of them or the directors of the Company.

The directors involved were:

S Armstrong(1),(2),(4)

P K Cromby(1),(3)

A J Holdstock(1),(2)

M Kalangis(1),(2),(3),(4)

K D McKay(1),(2)

B Poedjirahardjo(1),(2),(3)

M Rostian(1),(2),(3)

G Tunstall(1),(2),(3),(4)

G J Camm(1),(2)

D C Hannam(1),(2),(3),(4)

D Hornery(1),(3)

J McFarlane(1),(2),(3),(4)

N J Merrick(1),(2),(3)

J Todd(3),(4)

(1)   Repayments made during the year

(2)   Loans made or outstanding during the year

(3)   Repayments made during the prior year

(4)   Loans made during the prior year

The aggregate amount of such loans outstanding at 30 September 2003 were:

	Consolidated		The Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Balance outstanding at 30 September	1,906	6,284	18	5,889
Total interest received	149	414	37	362
The aggregate amount of repayments received from directors and their director-related entities during the financial year was:
Normal terms and conditions	9,587	6,500	9,587	6,500
Employee terms and conditions	283	97	—	—
The aggregate amount of loans made during the financial year was:
Normal terms and conditions	3,716	11,518	3,716	11,518
Employee terms and conditions	1,804	36	—	—

Other transactions of Directors and Director-Related Entities

i)      Financial instrument transactions

Under the Australian Securities and Investments Commission class order referred to above, disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a director of the entity concerned. Financial instrument transactions which have occurred on arm’s length terms and conditions, and are deemed trivial or domestic in nature are required to be disclosed by general description.

Financial instrument transactions between the directors and the Bank during the financial year were in the nature of normal personal banking, investment and deposit transactions. These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers.

ii)     Transactions other than financial instrument transactions of banks

All transactions with directors and their director-related entities are conducted on arm’s length terms and conditions, and are deemed trivial or domestic in nature. These transactions are in the nature of deposits, debentures, or investment transactions conducted with non-bank controlled entities.

All other transactions with director-related entities occur within a normal customer or supplier relationship and are on arms length terms.

b)     Transactions with associates and joint venture entities

During the course of the financial year the Company and the Group conducted transactions with associated and joint venture entities on normal commercial terms and conditions as shown below:

	Consolidated		The Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Aggregate
Amounts receivable from associates and joint venture entities	30,691	26,097	1,139	—
Interest revenue	1,126	—	507	—
Dividend revenue	5,606	760	326	760
Commissions received from INGA joint venture	79,146	32,019	70,504	32,019
Costs recovered from joint INGA venture	15,802	12,213	15,544	12,213

52:  Remuneration of Directors

Remuneration includes income from salaries, bonuses, other benefits (including non-cash benefits), retirement benefits and superannuation contributions. The maximum total remuneration for non-executive directors of the Company was set at the Annual General Meeting held on 13 December 2002 at $2.5 million. Total fees paid to non-executive directors by the Company for the year were $1.3 million (2002: $1.2 million). Retirement benefits accrued for the year but not paid applicable to the directors of the Company are detailed in the Annual Report. There were no retirement benefits paid to directors of the Company in 2003 (2002: $98,090 paid to G K Toomey).

The number of directors of the Company with total income(1) in each of the following bands was:

	The Company(1)
	2003	2002
$90,001 to $100,000	—	2
$110,001 to $120,000	1	—
$120,001 to $130,000	—	1
$130,001 to $140,000	—	3
$140,001 to $150,000	3	—
$160,001 to $170,000	1	—
$210,001 to $220,000	—	1
$220,001 to $230,000	1	—
$350,001 to $360,000	—	1
$360,001 to $370,000	1	—
$2,480,001 to $2,490,000	1	—
$2,890,001 to $2,900,000	—	1
Total number of directors	8	9

	Consolidated		The Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Total income paid or payable to directors of the Company and controlled entities from the Company or related entity(2)	34,573	42,606	3,783	4,194

(1)   For the purpose of this note:

i)      long term incentive options of the executive director are valued at intrinsic value (nil); and

ii)     accrued retirement benefits are not included.

(2)   Including the total income of executive directors, excluding directors of controlled entities who are executives of the Company

53:  Remuneration of Executives

Executives are defined as members of the Chief Executive’s Group. Remuneration includes salaries, bonuses, other benefits (including non-cash benefits), and superannuation contributions. The remuneration of executives who work wholly or mainly outside Australia are excluded from this disclosure. Executive emoluments disclosed in the Annual Report include the emoluments of the six highest paid executives, calculated to include the amortised cost of Short Term Incentive deferred shares and Long Term Incentive options and deferred shares granted prior to or during 2003. For the purposes of this note:

i)      Long Term Incentive options granted are valued at intrinsic value (nil); and

ii)     the performance related bonus components of Short Term and Long Term Incentive deferred shares have been expensed in full and included in the amounts below.

The number of executives with total remuneration exceeding $100,000 in each of the following bands was:

	Consolidated		The Company
	2003	2002	2003	2002
$120,001 to $130,000	1	—	1	—
$150,001 to $160,000	1	—	1	—
$190,001 to $200,000	—	1	—	1
$250,001 to $260,000	—	1	—	1
$260,001 to $270,000	1	1	1	1
$280,001 to $290,000	1	1	1	1
$290,001 to $300,000	1	—	1	—
$310,001 to $320,000	1	—	1	—
$340,001 to $350,000	1	1	1	1
$350,001 to $360,000	—	1	—	1
$360,001 to $370,000	—	1	—	1
$370,001 to $380,000	1	1	1	1
$390,001 to $400,000	1	2	1	2
$400,001 to $410,000	—	1	—	1
$410,001 to $420,000	1	—	1	—
$420,001 to $430,000	3	1	3	1
$430,001 to $440,000	—	1	—	1
$440,001 to $450,000	2	1	2	1
$450,001 to $460,000	2	—	2	—
$460,001 to $470,000	5	3	5	3
$470,001 to $480,000	1	1	1	1
$480,001 to $490,000	1	—	1	—
$490,001 to $500,000	2	—	2	—
$520,001 to $530,000	1	—	1	—
$530,001 to $540,000	1	1	1	1
$540,001 to $550,000	2	—	2	—
$560,001 to $570,000	—	2	—	2
$570,001 to $580,000	—	4	—	4
$580,001 to $590,000	1	—	1	—
$590,001 to $600,000	—	1	—	1
$600,001 to $610,000	1	1	1	1
$610,001 to $620,000	—	1	—	1
$620,001 to $630,000	—	1	—	1
$660,001 to $670,000	2	—	2	—
$670,001 to $680,000	—	1	—	1
$690,001 to $700,000	1	—	1	—
$700,001 to $710,000	1	—	1	—
$730,001 to $740,000	1	—	1	—
$740,001 to $750,000	—	1	—	1
$760,001 to $770,000	—	1	—	1
$770,001 to $780,000	—	1	—	1
$780,001 to $790,000	1	—	1	—
$790,001 to $800,000	—	1	—	1
$800,001 to $810,000	1	—	1	—
$810,001 to $820,000	—	1	—	1
$820,001 to $830,000	1	1	1	1
$850,001 to $860,000	1	—	1	—
$860,001 to $870,000	—	2	—	2
$910,001 to $920,000	—	1	—	1
$920,001 to $930,000	1	1	1	1
$970,001 to $980,000	1	1	1	1
$1,010,001 to $1,020,000	1	—	1	—
$1,020,001 to $1,030,000	1	—	1	—
$1,060,001 to $1,070,000	1	—	1	—
$1,100,001 to $1,110,000	1	—	1	—
$1,110,001 to $1,120,000	—	2	—	2
$1,120,001 to $1,130,000	1	—	1	—
$1,160,001 to $1,170,000	—	1	—	1
$1,190,001 to $1,200,000	—	1	—	1
$1,200,001 to $1,210,000	—	1	—	1
$1,240,001 to $1,250,000	—	1	—	1
$1,270,001 to $1,280,000	1	—	1	—
$1,340,001 to $1,350,000	—	1	—	1
$1,360,001 to $1,370,000	2	—	2	—
$1,400,001 to $1,410,000	1	—	1	—
$1,430,001 to $1,440,000	—	2	—	2
$1,450,001 to $1,460,000	1	—	1	—
$1,490,001 to $1,500,000	—	1	—	1
$1,510,001 to $1,520,000	1	—	1	—
$1,540,001 to $1,550,000	—	1	—	1
$1,550,001 to $1,560,000	—	1	—	1
$1,580,001 to $1,590,000	—	1	—	1
$2,480,001 to $2,490,000	1	—	1	—
$2,890,000 to $2,900,000	—	1	—	1
Total number of executives	55	55	55	55
Total remuneration received or due and receivable directly or indirectly by executives of the Company and controlled entities($’000)
	38,499	43,477	38,499	43,477

54:  US GAAP Reconciliation

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the net profit, shareholders’ equity and total assets, applying US GAAP instead of Australian GAAP.

	Note	2003	2002	2001
		$m	$m	$m
Net profit reported under Australian GAAP		2,348	2,322	1,870
Items having the effect of increasing (decreasing) net income according to US GAAP (total tax impact of adjustments shown separately):
Employee share issue and options	(xix)	(21)	(40)	(49)
Depreciation charged on the difference between revaluation amount and historical cost of buildings	(i)	2	2	2
Difference in gain or loss on disposal of properties revalued under historical cost	(i)	2	5	17
Deferred profit on sale and leaseback transactions over the lease term	(iii)	(4)	(9)	—
Amortisation of goodwill	(ii)	62	(6)	(28)
Amortisation of deferred profit on sale and leaseback transactions over the lease term	(iii)	25	25	23
Pension expense adjustment	(vi)	2	18	20
Provisions	(xvi)	—	—	(361)
Transition adjustment related to the initial application of SFAS 133	(xv)	—	—	11
Derivatives and hedging activities	(xv)	(47)	(17)	284
Adjustment on entering joint venture	(xvii)	—	(205)	—
Interest accrual on reclassified preference shares	(xx)	(1)	—	—
Total tax impact of the above adjustments		12	2	7
Net income according to US GAAP		2,380	2,097	1,796

Earnings per share (cents) according to US GAAP	(xiv)
Basic		150.4	132.3	112.4
Diluted		150.0	131.6	112.1
Adjustments to determine other comprehensive income for US GAAP
Net income according to US GAAP		2,380	2,097	1,796
Currency translation adjustments, net of hedges after tax: Tax is (Sep 2003: $54m; Sep 2002: $43m; Sep 2001: -$58m)		(356)	(98)	197
Unrealised profit (loss) on available for sale securities net of tax: Tax is (Sep 2003: -$1m; Sep 2002: $1m; Sep 2001: $8m)	(ix)	(2)	3	15
Transition adjustment related to the initial application of SFAS 133 net of tax: Tax is (Sep 2001: -$27m)	(xv)	—	—	(52)
Derivatives and hedging activities net of tax: Tax is (Sep 2003: $33m; Sep 2002: $26m; Sep 2001: -$34m)	(xv)	76	60	(66)
Pension plan deficit net of tax: Tax is: (Sep 2003: -$42m)	(vi)	(99)	—	—
Total comprehensive income according to US GAAP		1,999	2,062	1,890
Shareholders’ equity reported under Australian GAAP(1)		13,770	11,448	10,538
Elimination of gross asset incremental revaluations	(i)	(247)	(266)	(287)
Unrealised profit (loss) on available for sale securities	(ix)	1	3	—
Adjustment to accumulated depreciation on buildings revalued	(i)	50	48	46
Restoration of previously deducted goodwill	(ii)	695	695	692
Accumulated amortisation of goodwill	(ii)	(452)	(514)	(505)
Deferred profit on sale and leaseback transactions	(iii)	(17)	(20)	(18)
Provision for final cash dividend	(iv)	—	681	583
Pension expense adjustment	(vi)	(14)	126	114
Derivatives and hedging activities	(xv)	309	247	117
Adjustment on entering joint venture	(xvii)	(203)	(203)	—
Reclassification of preference shares	(xx)	(988)	—	—
Total tax impact of the above adjustments		(84)	(106)	(73)
Shareholders’ equity according to US GAAP		12,820	12,139	11,207
Total assets reported under Australian GAAP		195,591	183,105	185,493
Elimination of gross incremental revaluations	(i)	(203)	(205)	(210)
Unrealised profit (loss) on available for sale securities	(ix)	2	3	(1)
Adjustment to accumulated depreciation on buildings revalued	(i)	50	48	46
Restoration of previously deducted goodwill	(ii)	695	695	692
Accumulated amortisation of goodwill	(ii)	(452)	(514)	(505)
Prepaid pension adjustment	(vi)	66	67	58
Reclassification of deferred tax assets against deferred tax liabilities	(v)	(726)	(462)	(552)
Revaluation of hedges	(xv)	397	501	552
Issue Costs	(xx)	13	—	—
Adjustment to carrying value of the ING joint venture	(xvii)	(203)	(203)	—
Total assets according to US GAAP		195,230	183,035	185,573

(1)   Excluding outside equity interest

i)     Premises and equipment

In accordance with Australian GAAP, the Group holds its properties at a deemed cost value (refer note 1). However in the past the Group at various times, has revalued properties, increasing the book value of these assets.Any increments on revaluation were credited directly to the Asset Revaluation Reserve (ARR), and decrements were debited to the ARR to the extent of any previous revaluation increments.

Decrements in excess of any previous revaluation increments were charged to the statement of financial performance. The ARR forms part of Shareholders’ equity and is not available for future property writedowns while properties are measured at deemed cost.

Under US GAAP, revaluation of properties is not permitted except for decrements which are regarded as other than temporary. Any such decrements are recorded in the statement of financial performance. Subsequent recoveries to the statement of financial performance arenot allowed.

The impact of previous revaluations under Australian GAAP is that depreciation charges are generally higher and profits on disposal are lower than those recorded under US GAAP. The depreciation charges, together with the profits and losses on revalued assets sold have been adjusted to historical cost in the US GAAP reconciliation.

ii)    Goodwill

Under Australian GAAP the Group changed its accounting policy in respect of goodwill in the financial year ended 30 September 1993 so that goodwill is amortised over a period not exceeding 20 years. Previously, goodwill on acquisition was charged in full to the Group’sstatement of financial performance in the year of acquisition.

Historically, under US GAAP, goodwill has been capitalised and amortised over the period of time during which the benefits are expected to arise, such period not exceeding 20 years. Adjustments have been made in the US GAAP reconciliation statement to restore goodwill written-off in full under Australian GAAP and to amortise such goodwill over the period ofthe expected benefits. Under US GAAP forgoodwill acquired during the year ended30 September 2002 and for all goodwill balances after 30 September 2002 a review for impairment test will apply rather than systematic goodwill amortisation. This review is undertaken in accordance with SFAS 142 ‘Goodwill and other Intangible Assets.’ Goodwill acquired is allocated to reporting segments that are expected to benefit from theacquisition. These units have been evaluated using a combination of discounted cashflows and multiples of earnings methodologies. Any impairment is recognised in earnings in the year in which it is identified. The 2003 review did not indicate any impairment.

For comparability the table below reconciles the Groups US GAAP reported income to ‘adjusted’ income excluding the effect of goodwill amortisation.

	2002		2001
US GAAP reported net income	$2,097	m	$1,796	m
Goodwill amortisation	$26	m	$45	m
Reported net income excluding effect of amortisation	$2,123	m	$1,841	m
Basic EPS using adjusted net income	134.0		115.4
Diluted EPS using adjusted net income	133.3		115.1

iii)   Sale-leaseback transactions

Under Australian GAAP for operating leases, gains on disposal under sale-leaseback transactions can be recognised in the period of sale. Under US GAAP, the gain is amortised over the remaining lease term. This difference in treatment has been adjusted in the US GAAP reconciliation.

iv)    Dividends in 2002 and 2001

Historically Australian GAAP dividends were shown in the statement of financial performance in the period to which they relate rather than in the period when they are declared as required by US GAAP. This difference in treatment has been adjusted in the US GAAP shareholders’ equity reconciliation. Changes in Australian GAAP for 2003 disallows accrual of dividends, thusthere is no adjustment for the 2003 year.

v)     Income taxes

Under Australian GAAP, tax benefits relating to carry forward tax losses must be ‘virtually certain’ of being realised before being booked. Realisations of benefits relating to other timing differences must be ‘beyond reasonable doubt’ before they may be booked. These tests are more stringent than those applied under US GAAP. However no material adjustment to future tax benefits for US GAAP is required.

Australian GAAP allows offsetting of future income tax benefits and liabilities to the extent they will reverse in the same period.

Under US GAAP, deferred tax liabilities and deferred tax assets are offset and presented for each tax paying component of an enterprise and within each particular tax jurisdiction. The impact of the difference in this approach to Australian GAAP has been adjusted for in theUS GAAP reconciliation for total assets.

vi)    Pension commitments

Under Australian GAAP, contributions in respect of defined benefit schemes are recorded in the income statement and are made at levels necessary to ensure that these schemes are maintained with sufficient assets to meet their actuarially assessed liabilities. Any netdeficiency arising from the aggregation of assets and liabilities of the Group’s defined benefit schemes, where there is a legal or constructive obligation, is provided for in the Group’s financial statements (refer note 49).

Under US SFAS 87 ‘Employers’ Accounting for Pensions’ and the disclosure requirements of SFAS 132 ‘Employers’ Disclosures about Pensions and Other Post Retirement Benefits’, pension expense is a function of an employee’s service period, interest costs, expected actuarial return on the schemes’ assets, amortisation of net transition asset and recognised prior service cost. In addition, reconciliation between the accrued pensionliability/prepaid asset and the funded status (difference between projected benefit obligation and fair value of pension plan assets) of the pension schemes is required.

As required under US GAAP an additional liability has been recognised for the Group’s UK Pension plan of $142 million ($99 million after tax) as at September 2003. This liability is required to be recognised where the accumulated benefit obligation exceeds thefair value of plan assets and an asset has been recognised as prepaid pension cost, or the liability already recognised as unfunded accrued pension cost, is less than the unfunded accumulated benefit obligation.

vii)  Post retirement and post employment benefits

Post retirement and post employment benefits other than pension payments are not material and no adjustment is required in the US GAAP reconciliation.

viii) Trading securities

US GAAP requires that in instances where trading securities are not bought and held principally for the purpose of selling them in the near term, they should be classified as available for sale and recorded at market value with unrealised profits and losses in respect of market value adjustments recognised as other comprehensive income in Shareholders’ equity.

The residual emerging markets portfolio had been classified as available for sale with the market value write down taken through the statement of financial performance for both Australian GAAP and US GAAP purposes.

Except for the above no adjustment is required to be made in the US GAAP reconciliation as the effect of reclassifying certain trading securities as available for sale is not material.

ix)   Investment Securities

US GAAP requires that investments not classified as trading securities or as held to maturity securities shall be classified as available for sale securities and be recorded at market value in accordance with SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’. An adjustment is made in the US GAAP reconciliation to reclassify certain investment securities under Australian GAAP to reflect available for sale securities which are carried at market value with unrealised profits and losses in respect of market value adjustments being reported as other comprehensive income in shareholders’ equity.

x)     Accounting for the impairment of loans

SFAS 114 ‘Accounting by Creditors for Impairment of a Loan’, as amended by SFAS 118 ‘Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures’, requires the value of an impaired loan to be measured as the present value of future cash flows discounted at the loan’s initial effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent.

There is no requirement under Australian GAAP to discount the expected future cash flows attributable to impaired loans in assessing the level of specific provision for doubtful debts. No adjustment is required in the US GAAP reconciliation as the estimated fair value of impaired loans is not materially different from the carrying value.

xi)   Accounting for the impairment of long lived assets and for long-lived assets to be disposed of

SFAS 144 ‘Accounting for the Impairment or disposal of Long-Lived Assets’, requires that where an event or a change in circumstance indicates that the carrying value of an asset that is expected to be held and used may not be recoverable, an impairment loss should berecognised. The standard also requires that where there is a committed plan to dispose of an asset, the asset should be reported at the lower of the carrying value or fair value less selling costs.

The Group has assessed the carrying values of all non-current assets and determined that they are not in excess of their recoverable amounts.

xii)  Accounting for transfers and servicing of financial assets and extinguishments of liabilities

SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ prescribes the accounting and disclosure requirements for transfers of financial assets and extinguishments of liabilities. Under certaincircumstances, the statement also requires a transferor of financial assets that are pledged as collateral to reclassify those assets, and the transferee to recognise those assets and their obligation to return them.

No adjustment is required in the US GAAP reconciliation as the effect of adopting the provisions of SFAS 140 on total assets is not material. Refer to note 39 for the required disclosures.

xiii) Comprehensive Income

SFAS 130 ‘Reporting Comprehensive Income’ establishes standards for reporting and display of comprehensive income and its components.Comprehensive income is defined as all changes in shareholders’ equity during a period excluding those resulting from investments by shareholders and distributions to shareholders.

Accordingly, the Group has shown currency translation adjustments, unrealised profit on available for sale securities, additional pension liability and certain SFAS 133 adjustments as components of other comprehensive income with net income according to US GAAP forming the remainingcomponent of comprehensive income.Amounts transferred in and out ofcomprehensive income relating to unrealised profits on available for sale securities are specific to individual assets. The fair value of equity investments recorded as available for sale subject to adjustment in the US GAAPreconciliation was $3.5 million as at 30September 2003, with a book value of $1.9 million.

The currency translation adjustment through comprehensive income includes a net gain on hedges after tax of $126 million.

xiv)  Earnings per share (‘EPS’)

Under US GAAP, EPS is computed in accordance with SFAS 128 ‘Earnings Per Share’. This Standard is similar to Australian GAAP.

xv)   Accounting for derivative instruments and hedging activities

The Group has adopted SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 138 ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’ in its US GAAP reconciliation from 1 October 2000. SFAS 133 requires all derivatives to be recognised onbalance sheet at fair value. Movements in the fair value of derivatives are taken to the statement of financial performance, unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or foreign currency hedges. If certain criteria are met derivatives can be designated as hedges. Under SFAS 133 normal banking hedging practices may not qualify for hedge accounting, notwithstanding their ability to hedge existing balance sheet positions from an economic perspective.

As a result future fair value movements recognised in the US GAAP reconciliation may not be indicative of the Group’s risk profile. The Group uses instruments and hedging techniques that are effective in managing interest rate risk and foreign exchange risk.

Further information on the results of the Group’s hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in note 35, and the information on hedging derivatives provided in note 38: Derivative Financial Instruments. The accounting forderivatives under Australian GAAP is outlined in note 1.

Under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the statement of financial performance, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective. These amounts largely offset each other with any ineffectiveness recognised inthe US GAAP statement of financialperformance.

Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to other comprehensive income. Any ineffectiveness is recognised in the US GAAP statement of financial performance immediately. Amounts are subsequently reclassified out of other comprehensive income into earnings as the hedged transaction impacts earnings.

The impact on adoption of SFAS 133 and SFAS 138 at 1 October 2000 was a transitional adjustment to increase US GAAP profit by $11 million, and a transitional adjustment to decrease other comprehensive income by $52 million. Changes in market conditions and the Group’s hedging policies may result in volatility in these US GAAPadjustments going forward. The netgain/(loss) after tax in the net incomeaccording to US GAAP recognised during the September 2003 year due to fair value and cashflow hedge ineffectiveness or non compliance is $(57) million and $24 million respectively.

xvi)  Provisions

At 30 September 2000, the Group recorded a provision for restructuring in accordance with Australian GAAP amounting to $361 million before tax with an associated taxation credit of $116 million. US GAAP requires certaincriteria to be met before a restructuring provision is recognised. These criteria, which are more detailed than the Australian recognition criteria, include public announcement of many details of the programs prior to balance date. Accordingly, the provision and associated taxation effect were recognised for US GAAP during the year ended 30 September 2001.

xvii)  Gain and non-capitalisable costs recognised on entering joint venture

In accordance with Australian GAAP the Group recognised a profit (net of transaction costs) based on the difference between fair value and carrying value of the share of businesses transferred to an external party on entering into a joint venture.

Under US GAAP the gain may not be recognised as it occurred as a result of a non-monetary transaction, which involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture.

xviii)  Guarantees

As of 1 January 2003 FIN 45 ‘Guarantors Accounting and Disclosure Requirements for Guarantors, including indirect Guarantees of indebtedness of Others’ requires a guarantor (for non derivative contracts) to recognise at inception a liability equal to the fair value of the obligations undertaken in issuing that guarantee. The fair value of the obligation in issuing the guarantee at inception is typicallyequal to the net present value of the future amount of the premium receivable under the contract.

ANZ provides a variety of guarantees and indemnifications to our customers to enhance their credit standing or allow them to complete various business transactions. The group considers the following off balance sheet non derivative arrangements to be guarantees under FIN 45: Standby letters of credit, Guarantees, Bill endorsements, Documentary letters of credit, Performancerelated contingents. The fair value of the estimated liability related to guarantees for the forementioned instruments at 30 September 2003 is not material and has not been adjusted in the reconciliation.

Standby letters of credit generally include guarantees of payments for loans, credit facilities, promissory notes and trade acceptances and are generally issued in connection with agreements made by customers with counterparties. Documentary letters of credit are an undertaking by the bank to guarantee payment to a beneficiary provided documents are presented in strict compliance with the terms and conditions ofthe documentary credit. Performanceguarantees are issued to guaranteecompletion of projects in accordance with contract terms. They can be issued to support a customers obligation to supply specified products, commodities or maintenance or warranty services to a third party. ANZ asguarantor becomes obligated to performunder the guarantee when a counterpartydoes not fulfill its obligations under an associated contract. The majority of these contracts are short term.

Sold – credit derivatives also meet the definition of guarantees under this statement but are recorded in the statement of financial position at their fair value.

Details of the maximum potential amount of future payments can be found at note 48. The amounts detailed in note 48 represent the notional amounts that could be lost under the guarantees and indemnifications if there was a total default by the guaranteed parties, without consideration of possible recoveries.

xix)  Accounting for stock – compensation plans

Under Australian GAAP an expense is not required to be recognised for share options issued to employees or for shares issued at a discount.

SFAS 123 ‘Accounting for Stock-Based Compensation’ requires shares and options issued as part of a compensation plan to employees to be recognised using either the fair value method or the intrinsic value method as prescribed by APB No. 25 and its related interpretations.

For US GAAP APB No. 25 share-based employee compensation cost for variable share option plans (those with performance hurdles) is measured using the intrinsic value method. US GAAP compensation cost is determined at date of issue and is expensed if the strike price is less than the market price at the time and it is probable that performance hurdles are met.

To the extent that the intrinsic value increases in subsequent periods an additional expense is recorded.

Variable share option plans include all plans with performance conditions. The Group’s policy is to generally grant share options at the average market price of the underlying shares at the date of grant.

Share issues to employees under the $1000 Share Plan are expensed in the year issued under US GAAP. Under Australian GAAP they are issued from Share Capital Account and are not expensed.

If the fair value basis of accounting had been applied to account for compensation costs as stipulated in SFAS 123, the following profit after income tax and earnings per share wouldhave appeared.

	2003	2002	2001
	$m	$m	$m
Net income according to US GAAP	2,380	2,097	1,796
Intrinsic method adjustment (APB 25)	21	40	49
Fair value adjustment (SFAS 123)	(50)	(44)	(32)
Adjusted Pro Forma net income according to US GAAP	2,351	2,093	1,813

	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
• Basic earnings per share (cents)	150.4	148.5	132.3	132.0	112.4	113.5
• Diluted earnings per share (cents)	150.0	148.1	131.6	131.3	112.1	113.2

Details of the share-based compensation plans are included in note 50 to the Financial Statements.

xx)   Classification of financial instruments with characteristics of both liability and equity – all new issues post May 2003

Under Australian GAAP, preference shares issued on 23 September 2003 (known as ANZ StEPS) are classified as equity instruments as they are not considered to be mandatorily converting to ordinary shares and do not meet the classification requirements of a financial liability upon issue.

SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ requires that the StEPS be classified as a liability because the monetary value of the obligation to the holders of the securities is known at inception and the holders are not exposed to changes in the fair value of equity. Any associated dividends have been reclassified as interest expense in the US GAAP reconciliation.

Note that SFAS 150 does not as at 30 September 2003 apply to previous issues of preference shares.

xxi) Details of Pension Schemes and Pension Expense

Reconciliations of the funded status of major defined benefit schemes as at 30 June 2003 are summarised below.

Details of the funding of the schemes are set out in note 49.

	Australian Scheme
	2003	2002	2001
	$m	$m	$m
Change in benefit obligation
Balance at start of year	51	54	54
Interest costs	3	3	3
Benefits paid	(6)	(6)	(6)
Actuarial gains (losses)	2	—	3
Benefit obligation, 30 June	50	51	54
Change in plan assets
Fair value at start of year	43	49	52
Actual return on plan assets	(2)	—	3
Employer contribution	—	—	—
Benefits paid	(6)	(6)	(6)
Total fair value of plan assets, 30 June	35	43	49
Funded status	(15)	(8)	(5)
Unrecognised net transition loss	1	2	3
Unrecognised net loss	16	10	7
Adjustment required to recognise minimum unfunded projected benefit obligation	(17)	(12)	(10)
Net amount recognised	(15)	(8)	(5)
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	—	—	—
Accrued benefit liabilities	(15)	(8)	(5)
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
• pensioners	5.0%	6.0%	6.0%
Annual increase in future compensation levels
• pensions	2.5%	2.5%	2.9%
Expected long-term rate of return on assets	7.5%	7.5%	7.5%

	UK Scheme
	2003	2002	2001
	$m	$m	$m
Change in benefit obligation
Balance at start of year	1,034	1,038	923
Service cost	13	15	17
Interest cost	53	62	55
Benefits paid	(49)	(62)	(50)
Actuarial gains (losses)	56	27	(15)
Foreign currency exchange rate fluctuations	(155)	(46)	108
Benefit obligation, 30 June	952	1,034	1,038
Change in plan assets
Fair value at start of year	982	1,152	1,120
Actual return on plan assets	(4)	(69)	(43)
Employer contribution	(1)	(2)	2
Benefits paid	(49)	(62)	(50)
Foreign currency exchange rate fluctuations	(138)	(37)	123
Total fair value of plan assets, 30 June	790	982	1,152
Funded status	(162)	(52)	114
Unrecognised net transition gain	(10)	(19)	(28)
Unrecognised loss (gain)	194	92	(81)
Unrecognised prior service cost	44	46	53
Adjustment required to recognise minimum benefit obligation	(142)	—	—
Net amount recognised	(76)	67	58
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	66	67	58
Accrued benefit liabilities	(142)	—	—
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
• active members	5.25%	5.75%	6.0%
• pensioners	5.25%	5.75%	6.0%
Annual increase in future compensation levels
• salary	4.25%	4.5%	4.75%
• pensions	2.25%	2.5%	2.9%
Expected long-term rate of return on assets	6.25%	6.75%	7.0%

The elements of the net periodic pension cost of the above schemes are as follows:

	2003	2002	2001
	$m	$m	$m
Service cost	14	13	17
Interest cost	57	59	55
Expected return on schemes’ assets	(70)	(77)	(74)
Amortisation net transition asset	(6)	(7)	(7)
Recognised prior service cost	4	4	4
Net periodic pension cost	(1)	(8)	(5)

The Group also sponsors defined contribution schemes. The Group’s contributions to major defined contribution schemes amounted to $89 million for the year (2002: $80 million; 2001: $83 million).

55:  Exchange Rates

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2003		2002		2001
	Closing	Average	Closing	Average	Closing	Average

Great British pound	0.4070	0.3822	0.3477	0.3621	0.3331	0.3627
United States dollar	0.6795	0.6124	0.5441	0.5323	0.4903	0.5230
New Zealand dollar	1.1431	1.1139	1.1585	1.2001	1.2127	1.2473

56:  Events Since The End Of The Financial Year

The National Bank of New Zealand (NBNZ)

On 24 October 2003, the Company announced the acquisition of NBNZ from Lloyds TSB.

The purchase price was approximately GBP 2,043.8 million ($4,915 million at exchange rates on 23 October 2003) excluding a dividend to Lloyds TSB of NZD 575 million ($498 million) from NBNZ’s retained earnings and transaction costs of $25 million.

The acquisition will be funded as follows:

•      A 2 for 11 renounceable rights issue at $13 per share in the Company raising $3,570 million; and

•      $1,370 million in hybrid Tier 1 capital, subordinated debt, and wholesale funding.

The completion date of the acquisition is 1 December 2003.

Further matters can be obtained by reference to the ANZ Renounceable Rights Issue prospectus dated 24 October 2003.

The financial effect of this acquisition has not been recognised in these financial statements.

Trust Securities Issues (TrUEPrS)

On 6 November 2003, ANZ called for the buy-back of the ANZ Preference Shares issued as part of the trust units exchangeable for preference shares (TrUEPrS) Series 1 (September 1998 – CUSIP No.001823202) and Series 2 (November 1998 – CUSIP No.0018241010).  The buy-back is for the entire issue of both series.

The buy-back date will be effective on 12 December 2003.  This buy-back will also result in ANZ redeeming the TrUEPrS on the same date.

The redemption price will be US $25.00 plus an amount equal to the accrued but unpaid interest on each US $25.00 principal amount of the debt securities from and including the Interest Payment Date immediately preceding the Exchange Date to, but excluding, the Exchange Date.

The financial effect of this transaction has not been recognised in these financial statements.

Directors’ Declaration

The directors of Australia and New Zealand Banking Group Limited declare that the financial statements and notes of the Company and the consolidated entity:

a)     are in accordance with the Corporations Act 2001, including:

i)      complying with applicable Australian Accounting Standards, and other mandatory professional reporting requirements; and

ii)     giving a true and fair view of the financial position of the Company and of the consolidated entity as at 30 September 2003 and of their performance as represented by the results of their operations and their cash flows, for the year ended on that date; and

b)    in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Company and some of its wholly owned controlled entities listed in note 48 executed a Deed of Cross Guarantee enabling them to take advantage of the accounting and audit relief offered by class order 98/1418 (as amended), dated 13 August 1998 issued by the Australian Securities and Investments Commission.

The nature of the Deed of Cross Guarantee is to guarantee each creditor payment in full of any debt in accordance with the terms of the Deed of Cross Guarantee.

At the date of this declaration, there are reasonable grounds to believe that the Company and its controlled entities to which the class order applies, are able, as an economic entity, to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors

/s/ John Dahlsen	/s/ John McFarlane
John Dahlsen	John McFarlane
Director	Chief Executive Officer

7 November 2003

Auditors’ Report

Independent audit report to the members of Australia and New Zealand Banking Group Limited

Scope

We have audited the financial report of Australia and New Zealand Banking Group Limited for the financial year ended 30 September 2003, consisting of the statements of financial performance, statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, accompanying notes 1 to 56 and the directors’ declaration set out on pages 2 to 78. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company’s directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Auditing Standards of Australia and the United States of America to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Australia and New Zealand Banking Group Limited is in accordance with:

a)     the Corporations Act 2001, including:

i)      giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 September 2003 and of their performance for the financial year ended on that date; and

ii)     complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b)    other mandatory professional reporting requirements in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. An explanation of the major differences between the two sets of principles is presented in note 54 to the financial statements.

The application of the United States principles would have affected the determination of consolidated net profit for each of the three years in the period ended 30 September 2003 and the determination of the consolidated financial position as of 30 September 2003, 2002 and 2001 to the extent summarised in note 54 to the financial statements.

/s/ KPMG	/s/ Peter Nash
KPMG	Peter Nash
Chartered Accountants	Partner

Melbourne 7 November 2003

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements. However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments. The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group’s external auditors.

All material changes to accounting policy are approved by the Audit Committee of the Board.

Historical changes

No change has been made to any of the critical accounting policies or their related methodologies over the last 3 years.

A brief discussion of critical accounting policies, and their impact on the Group, follows:

a)     Economic Loss Provisioning

Description and Significance

Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio.  The monthly charge is booked to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.  The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•      the history of credit loss for each type and risk grade of lending; and

•      the size, composition and risk profile of the current loan portfolio.

Ongoing reviews

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of the ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified.

As a result of the reassessments, ELP charge levels may be periodically increased or decreased with a direct impact on profitability.

As part of its review of the ELP model outputs, the Group also regularly evaluates the overall level of the General Provision. The Group is required, by APRA prudential standards, to have policies which cover the level of General Provisions that are needed to absorb estimated losses inherent in the credit portfolio. In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the General Provision. The Group considers it appropriate to maintain its General Provision in excess of the APRA guidelines.

Quantification of Sensitivity

The average charge to profit for ELP was 0.39% of average net lending assets or $614 million (Sep 2002: 0.43% or $610 million excluding the special general provision of $250 million.  During 2002 an additional provision for bad debts of $250 million was added to the general provision to restore its balance to an appropriate level).  During the same period, specifically identified credit losses net of recoveries during the year were $527 million (Sep 2002: $728 million).

As at September 2003, the balance of the General Provision of $1,534 million (Sep 2002: $1,496 million) represents 1.01% (Sep 2002: 1.06%) of risk weighted assets.

b)     Specific Provisioning

Description and Significance

The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties.

The Group’s ELP provisioning methodology is used to estimate the extent of losses inherent within the loan book. Once a specific doubtful debt loss is identified as being probable, its value is transferred from the General Provision to the Specific Provision. Specific provisioning methodology applies when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific provision equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from excess specific provisions arising when actual losses are determined to be less than the amount provided for within the specific provision are transferred back to the General Provision.

Quantification of Sensitivity

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit. However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings. Recoveries of amounts previously specifically provided against are applied to the restoration of the General Provision balance. The amount of net transfer from the General Provision to the Specific Provision, net of recoveries, during the year was $527 million (Sept 2002: $728 million).

c)     Deferred acquisition costs, software assets and deferred income

Description and Significance

The Group recognises assets and liabilities that represent:

•      Deferred acquisition costs – direct costs from the acquisition of interest earning assets;

•      Software assets – direct costs incurred in developing software systems; and

•      Deferred income – liabilities representing income received in advance of services performed.

Deferred acquisition costs - Initially, expenses related to the acquisition of interest earning assets are recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments. Commissions paid to third party mortgage brokers are an example of expenditure that is deferred and amortised over the expected average life of a mortgage of 4 years.

Software assets – Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. The carrying value of these assets is subject to a ‘recoverable amount test’ to determine their value to the Group. If it is determined that the value of the asset is less than its ‘book’ value, the asset is written down to the recoverable amount. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

Deferred income – Income received in advance of the Group’s performance of services or in advance of having been earned, is initially recorded as a liability. Once the recognition criteria are met, it is then recognised as income.

Quantification of Sensitivity

Deferred acquisition costs – At 30 September, the Group’s assets included $336 million (Sep 2002: $289 million) in relation to costs incurred in acquiring interest earning assets. During the year, amortisation of $169 million (Sep 2002: $132 million) was recognised as an adjustment to the yield earned on interest earning assets.

Software assets – At 30 September, the Group’s fixed assets included $465 million (Sep 2002: $419 million) in relation to costs incurred in acquiring and developing software. During the year, depreciation expense of $83 million (Sep 2002: $50 million) was recognised and adjustments were made to recognise the right to use software in Tradecentrix.  Following prior periods of above average project activity which replaced significant parts of the Group’s core infrastructure, the software depreciation expense will increase before stabilising going forward.  Consistent with US accounting rules on software capitalisation only costs incurred during configuration, coding and installation stages are capitalised. Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

Deferred income – At 30 September, the Group’s liabilities included $272 million (Sep 2002: $170 million) in relation to income received in advance. This income is largely comprised of 2 components: (1) fees received for services not yet completed; and (2) profit made on an interest rate swap that was hedging future payments (years 2004 and forward) on the Group’s preference shares. Under Australian Accounting Standards, this profit is deferred and recognised when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.

The balances of deferred assets at 30 September were:

	Deferred Acquisition Costs		Software Assets		Deferred Income
	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Personal Banking Australia	—	—	242	176	—	—
Corporate	—	—	14	9	7	11
Institutional	7	27	50	14	7	30
Consumer Finance	—	—	47	45	9	—
Mortgages	102	73	33	27	—	—
Asset Finance	227	189	21	29	—	—
Asia Pacific	—	—	2	1	—	2
Other	—	—	56	118	249	127
Total	336	289	465	419	272	170

d)     Derivatives and Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in the ING Australia joint venture). The derivative instruments used to hedge the Group’s exposures include:

•      swaps;

•      forward rate agreements;

•      futures;

•      options; and

•      combinations of the above instruments.

Accounting treatment – In accordance with the requirements of Australian Accounting Standards, derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

Derivative instruments entered into to hedge exposures that are not recorded at fair value, do not have their fair values recorded in the Group’s Statement of Financial Position (in accordance with Australian Accounting Standards).

Exposures hedged by derivatives not recorded at their fair value include risks related to:

•      revenues from foreign operations;

•      structured lending transactions;

•      lending assets; and

•      funding liabilities.

Hedge accounting is only applied when the hedging relationship is identified at the time the Group enters into the hedging derivative transaction.  If a hedge ceases to be effective, the hedging derivative transaction will be recognised at fair value. Gains and losses on derivative instruments not carried at their fair value amounts are recognised at the same time as the gain or loss on the hedged exposure is booked.

Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses. Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

Fair value determination –Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income. Where liquid markets exist, fair value is based on quoted market prices. For certain complex or illiquid derivative instruments, it may be necessary to use projections, estimates and models to determine fair value. In addition, judgemental factors such as the need for credit adjustments, liquidity and other valuation adjustments affect the reported fair value amounts of derivatives.

e)     Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose companies, or vehicles (SPVs), to enable it to undertake specific types of transactions.

Where the Group controls such vehicles, they are consolidated into the Group financial results.

Certain SPVs may be set up by the Group to facilitate Group strategic aims, or to assist with structured transactions for clients. The accounting treatment of each SPV is assessed using existing Australian guidance, with reference also to International and US accounting standards where specific issues are yet to be addressed in Australia. The table below summarises the main types of SPVs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special Purpose Vehicle (SPV)	Reason for establishment	Key Risks	SPV Assets
			2003		2002
			$m		$m
Securitisation vehicles	Assets are sold to an SPV which funds the purchase by issuing securities.	ANZ may manage securitisation vehicles, service assets in a vehicle or provide liquidity support or other support and retains the risks associated with the provision of these services.	9,954	(1)	6,992	(1)
	Enables ANZ or customers to increase diversity of funding sources.

Credit and market risks associated with the underlying assets are not retained or assumed by ANZ. ANZ may also provide other services (eg. swaps, credit guarantees). ANZ earns fees at a commercial rate for providing these services.

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	2,124		1,968

Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/ING Australia joint venture, as manager of the funds, exposes ANZ to operational risk and reputational risk.	28,655		26,642

(1)   The amounts disclosed are the total assets managed or arranged by ANZ.  They include SPV’s that purchase assets from sellers other than ANZ

f)     Valuation of investment in ING Australia Limited (INGA)

Description and significance

The Group adopts the equity method of accounting for its 49% interest in the INGA joint venture.  As of 30 September 2003, the Group’s carrying value is $1,648 million (2002: $1,593 million).

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date.  This involves, the Group obtaining an indication of whether the carrying value may be less than the recoverable amount.  If so, an independent valuation is sourced to determine current recoverable amount.

Any excess of carrying value above recoverable amount is written off to the Statement of Financial Performance.

Quantification of sensitivity

During the year the Group engaged Ernst and Young ABC Ltd (EY ABC) to provide an independent valuation of INGA as at 31 March 2003.  The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements.  The independent valuation was based on a discounted cashflow approach, with allowance for the cost of capital.  EY ABC presented an independent valuation range of $3,304 million to $3,690 million, reflecting a range of sales and cost base assumptions.

The key assumptions used in that valuation were reviewed by EY ABC against recent business experience as at 30 September 2003 to assess any potential valuation impacts. Based on this review, ANZ believes no change is required to the carrying value of the investment at 30 September 2003.

Key valuation assumptions

The 31 March 2003 valuation was based on a 31 December 2002 benchmark date with a roll-forward assesment to 31 March 2003. The valuation was based on a discounted cash flow approach comprising the present value of estimated future distributable profits after corporate tax, together with (in Australia only) the present value of 70% of the attaching imputation credits.

The assumptions underlying the cash flow projections were generally based on a long term view, together with an assessment of the current market environment.

The following gross of tax risk discount rates were used:

•	Australian life insurance business	10.75	% pa

•	Australian funds management businesses	11.75	% pa

•	New Zealand businesses	13.00	% pa

All economic assumptions, including future investment earnings and discount rates, were derived using the Capital Asset Pricing Model.

The value of future new business was based on a projection of 20 years of future new business allowing for:

•      anticipated new business growth and volumes; and

•      future margin squeeze

Other business assumptions were set relative to the experience of the business and the industry as well as management business plans.

Financial Information

1:  Cross Border Outstandings

Cross border outstandings of the Group to countries which individually represented in excess of 0.75% of the Group’s total assets are shown below. There were no cross border outstandings to any other country exceeding 0.75% of total assets.

Cross border foreign outstandings are based on the country of domicile of the borrower or guarantor of the ultimate risk and comprise loans (including accrued interest), placements with banks, acceptances and other monetary assets denominated in currencies other than the borrower’s local currency.

For certain countries, local currency obligations are also included. Cross border foreign outstandings are before specific and general provisions.

	Governments and other official institutions	Banks and other financial institutions	Other commercial and industrial	Total	% of Group assets
	$m	$m	$m	$m
At 30 September 2003
United Kingdom	205	1,571	2,769	4,545	2.3
USA	94	1,818	1,171	3,083	1.6
New Zealand	6	1,254	392	1,652	0.8
At 30 September 2002
United Kingdom	273	1,079	4,581	5,933	3.2
USA	29	2,456	1,705	4,190	2.3
South Korea (1)	245	1,305	171	1,721	0.9
Singapore (1)	603	388	629	1,620	0.9
France	358	349	890	1,597	0.9
Germany	370	345	797	1,512	0.8

(1)   Includes local lending in local currency

2:  Certificates of Deposit and Term Deposit Maturities

The following table shows the maturity profile of the Group’s certificates of deposit and term deposits in excess of $100,000 issued at 30 September 2003.

	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	After 1 year	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	3,979	748	399	1,903	7,029
Term deposits	13,111	838	580	163	14,692
	17,090	1,586	979	2,066	21,721
Overseas
Certificates of deposit	2,579	298	128	114	3,119
Term deposits	14,465	1,133	797	402	16,797
	17,044	1,431	925	516	19,916
Total	34,134	3,017	1,904	2,582	41,637

3:  Volume and Rate Analysis

The following table allocates changes in interest income and interest expense between changes in volume and changes in rate for the past two years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. The variance caused by the change of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	Volume	2003 over 2002 Change due to Rate	Total	Volume	2002 over 2001 Change due to Rate	Total
	$m	$m	$m	$m	$m	$m
Interest earning assets
Due from other financial institutions
Australia	(10)	5	(5)	(10)	(11)	(21)
New Zealand	1	(4)	(3)	(1)	(7)	(8)
Overseas markets	(9)	(12)	(21)	4	(68)	(64)
Regulatory deposits with Reserve Bank of Australia	—	—	—	—	—	—
Investments in public securities
Australia	47	(5)	42	45	(40)	5
New Zealand	17	1	18	(23)	(25)	(48)
Overseas markets	15	(19)	(4)	(4)	(28)	(32)
Loans, advances and bills discounted
Australia	949	41	990	414	(835)	(421)
New Zealand	172	42	214	71	(174)	(103)
Overseas markets	(84)	(40)	(124)	(55)	(304)	(359)
Other assets
Australia	2	86	88	(1)	(80)	(81)
New Zealand	—	23	23	15	(1)	14
Overseas markets	14	(53)	(39)	34	(131)	(97)
Intragroup assets
Overseas markets	7	(18)	(11)	(104)	(221)	(325)
Change in interest income	1,121	47	1,168	385	(1,925)	(1,540)
Intragroup elimination	(7)	18	11	104	221	325
	1,114	65	1,179	489	(1,704)	(1,215)

Interest bearing liabilities
Time deposits
Australia	205	23	228	71	(215)	(144)
New Zealand	94	20	114	29	(92)	(63)
Overseas markets	(10)	(71)	(81)	87	(328)	(241)
Savings deposits
Australia	23	11	34	34	(58)	(24)
New Zealand	4	(1)	3	8	(21)	(13)
Overseas markets	(1)	(3)	(4)	2	(2)	—
Other demand deposits
Australia	117	54	171	115	(195)	(80)
New Zealand	9	11	20	13	(17)	(4)
Overseas markets	(1)	(1)	(2)	(2)	(7)	(9)
Due to other financial institutions
Australia	1	(1)	—	28	(10)	18
New Zealand	4	2	6	1	(4)	(3)
Overseas markets	(21)	(48)	(69)	(122)	(237)	(359)
Commercial paper
Australia	64	10	74	(72)	(60)	(132)
Overseas markets	18	(33)	(15)	(71)	(130)	(201)
Borrowing corporations’ debt
Australia	28	9	37	(1)	(48)	(49)
New Zealand	21	(1)	20	9	(9)	—
Loan capital, bonds and notes
Australia	210	45	255	171	(148)	23
New Zealand	6	1	7	3	(2)	1
Overseas markets	(8)	(3)	(11)	(3)	(17)	(20)
Other liabilities
Australia	129	(18)	111	(47)	43	(4)
New Zealand	(19)	18	(1)	12	(74)	(62)
Overseas markets	(3)	(7)	(10)	(12)	(21)	(33)
Intragroup liabilities
Australia	20	(14)	6	(75)	(192)	(267)
New Zealand	(27)	10	(17)	(29)	(29)	(58)
Change in interest expense	863	13	876	149	(1,873)	(1,724)
Intragroup elimination	(7)	18	11	104	221	325
	856	31	887	253	(1,652)	(1,399)
Change in net interest income	258	34	292	236	(52)	184

4:  Concentrations of Credit Risk

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Off balance sheet transactions of the Group are substantially with other banks.

	2003		2002		2001
	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	3,829	71	3,436	16	3,500	104
Business service	2,632	4	2,120	5	2,044	7
Entertainment, leisure and tourism	2,632	23	2,465	28	2,293	27
Financial, investment and insurance	4,966	5	4,603	13	4,311	3
Government and official institutions	51	—	67	—	122	—
Lease finance	2,613	2	2,503	2	2,524	5
Manufacturing	5,366	5	4,303	7	4,034	11
Personal(2)	15,648	23	14,893	27	13,435	36
Real estate – construction	1,767	4	1,152	5	1,198	11
Real estate – mortgage(3)	69,660	11	57,049	32	49,127	13
Retail and wholesale trade	6,821	54	5,957	15	6,017	16
Other	5,335	65	3,990	61	3,850	70
	121,320	267	102,538	211	92,455	303
Overseas
Agriculture, forestry, fishing and mining	2,756	12	2,526	3	2,686	8
Business service	323	1	435	1	214	1
Entertainment, leisure and tourism	534	5	586	4	361	1
Financial, investment and insurance	1,516	5	1,561	21	2,276	26
Government and official institutions	274	—	212	—	372	27
Lease finance	609	—	844	1	936	4
Manufacturing	3,654	17	4,701	34	5,153	30
Personal(2)	1,771	19	1,848	7	1,804	18
Real estate – construction	472	1	551	1	921	9
Real estate – mortgage(3)	12,759	4	11,956	5	11,638	12
Retail and wholesale trade	1,741	9	1,648	15	2,021	18
Other	5,058	144	5,943	282	5,853	43
	31,467	217	32,811	374	34,235	197
Total portfolio	152,787	484	135,349	585	126,690	500

(1)   Loans and advances exclude acceptances

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

	2000		1999
	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	4,157	34	4,288	12
Business service	2,206	6	1,717	5
Entertainment, leisure and tourism	2,062	4	2,007	25
Financial, investment and insurance	5,532	1	4,438	5
Government and official institutions	103	—	106	—
Lease finance	2,821	8	3,585	5
Manufacturing	4,236	19	3,815	19
Personal(2)	12,728	131	9,280	94
Real estate – construction	1,376	7	1,376	6
Real estate – mortgage(3)	43,912	9	35,862	48
Retail and wholesale trade	5,691	24	4,946	23
Other	4,196	17	3,835	39
	89,020	260	75,255	281
Overseas
Agriculture, forestry, fishing and mining	2,429	12	2,131	17
Business service	274	1	550	7
Entertainment, leisure and tourism	505	6	665	4
Financial, investment and insurance	1,952	128	2,214	156
Government and official institutions	627	25	750	—
Lease finance	504	—	405	1
Manufacturing	4,781	118	6,493	213
Personal(2)	1,876	16	2,304	35
Real estate – construction	820	36	753	32
Real estate – mortgage(3)	10,628	16	9,645	25
Retail and wholesale trade	1,950	35	2,010	72
Other	4,266	56	4,376	64
	30,612	449	32,296	626
Total portfolio	119,632	709	107,551	907

(1)   Loans and advances exclude acceptances

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

5:  Doubtful Debts – Industry Analysis

	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m

Balance at start of year	2,081	1,886	2,082	2,302	2,220
Adjustment for exchange rate fluctuations	(98)	(28)	32	37	(79)
Bad debts written off (refer (i) below)	(640)	(697)	(834)	(539)	(382)
Charge to statement of financial performance	614	860	531	502	510
Recoveries (refer (ii) below)	61	60	75	46	33
Other(1)	—	—	—	(266)	—
Total provisions for doubtful debts	2,018	2,081	1,886	2,082	2,302

i) Total write-offs by industry

Australia
Agriculture, forestry, fishing and mining	(4)	(72)	(14)	(12)	(6)
Business service	(11)	(8)	(6)	(5)	(4)
Entertainment, leisure and tourism	(3)	(4)	(5)	(10)	(3)
Financial, investment and insurance	(9)	(8)	(7)	(3)	(28)
Lease finance	(22)	(7)	(11)	(9)	(5)
Manufacturing	(10)	(17)	(22)	(11)	(18)
Personal(2)	(177)	(237)	(292)	(133)	(67)
Real estate – construction	(10)	(12)	(13)	(5)	(8)
Real estate – mortgage(3)	(11)	(19)	(13)	(51)	(16)
Retail and wholesale trade	(42)	(47)	(97)	(28)	(19)
Other	(15)	(37)	(28)	(8)	(48)
Overseas
Other	(326)	(229)	(326)	(264)	(160)
Total write-offs	(640)	(697)	(834)	(539)	(382)

ii) Total recoveries by industry

Australia
Agriculture, forestry, fishing and mining	2	3	5	4	—
Business service	1	1	1	—	—
Entertainment, leisure and tourism	1	2	1	1	—
Financial, investment and insurance	1	—	2	4	3
Lease finance	2	2	1	2	2
Manufacturing	6	3	2	5	1
Personal(2)	24	27	30	9	8
Real estate – construction	3	2	1	1	—
Real estate – mortgage(3)	1	4	3	4	1
Retail and wholesale trade	3	3	2	2	—
Other	—	1	1	2	2
Overseas
Other	17	12	26	12	16
Total recoveries	61	60	75	46	33
Net write-offs	(579)	(637)	(759)	(493)	(349)
Ratio of net write-offs to average loans and acceptances	0.4%	0.4%	0.5%	0.4%	0.3%

(1)   2000 includes $266 million reduction from the sale of Grindlays

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

6:  Short Term Borrowings

The Group’s short-term borrowings comprise commercial paper, as well as unsecured notes issued by subsidiary borrowing corporations with an original term to maturity of less than one year. The Group has commercial paper programs in the United States, where it issues paper through ANZ(Delaware) Inc., and in Europe and Asia, where the Group issues paper direct.

	2003	2002	2001
	$m	$m	$m
Balance at end of year
Commercial paper – ANZ (Delaware) Inc.	6,981	1,654	4,059
Commercial paper – other	5,458	3,963	5,043
Unsecured notes	—	12	28
Weighted average interest rate at end of year
Commercial paper – ANZ (Delaware) Inc.	1.07%	1.85%	4.67%
Commercial paper – other	4.76%	4.92%	3.78%
Unsecured notes	—	6.22%	5.69%
Maximum amount outstanding at any month end during year
Commercial paper – ANZ (Delaware) Inc.	6,988	5,541	7,096
Commercial paper – other	7,407	5,647	7,193
Unsecured notes	7	29	99
Average amount outstanding during year
Commercial paper – ANZ (Delaware) Inc.	4,740	3,641	5,408
Commercial paper – other	5,216	3,888	5,275
Unsecured notes	7	14	53
Weighted average interest rate during year
Commercial paper – ANZ (Delaware) Inc.	1.22%	2.00%	5.07%
Commercial paper – other	4.83%	4.57%	5.87%
Unsecured notes	5.85%	5.54%	5.73%

Glossary

Asia Pacific provides primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia. Excludes Institutional Financial Services and Corporate transactions.

Esanda and UDC provides motor vehicle and equipment finance, equipment operating leases and management services, fleet management services, and investment products to customers in Australia and New Zealand through its three businesses – Esanda (Australia), Esanda Fleet Partners (Australia and New Zealand) and UDC (New Zealand).

Consumer Finance provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment facilities in Australia, New Zealand and selected overseas markets.

Corporate business segment comprises corporate banking and small to medium enterprise banking in Australia. Corporate provides financial products and develops product strategies for medium sized businesses. Small to medium enterprise banking provides a full range of banking services for metropolitan based small to medium business with turnover up to $10 million.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

ING Australia (INGA) is a joint venture between the Group and the ING Group, providing integrated manufacture and distribution of wealth creation, management and protection products and services aligned to the Groups distribution and the open market. The INGA segment result for 2002 includes seven months ANZ Funds Management result (to 1 May 2002).

Institutional Financial Services comprises Institutional Banking, Transaction Services, Foreign Exchange, Capital Markets, Structured Finance International, and Corporate Financing and Advisory.

Mortgages provides mortgage finance secured by residential real estate in Australia and New Zealand.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, which are referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets. Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases on impaired assets) less recoveries.

New Zealand banking provides a full range of banking services, including wealth management, for personal, small business and corporate customers in New Zealand through branches, call centres, relationship managers and on-line banking.  New Zealand Banking excludes Mortgages, Consumer Finance and UDC. New Zealand geography (page 53) includes all ANZ operations in New Zealand.

Operating expenses exclude charge for doubtful debts.

Operations, Technology& Shared Services is the Group’s core support unit and is responsible for the Group’s global technical platforms, development and maintenance of business applications, the Group’s payments business and the provisions of other essential shared services to the Group, including property, Human Resources operations services, procurement and outsourcing.

Overseas includes the results of all operations outside Australia.

Overseas markets includes the results of operations in the UK, Europe, Asia, Pacific and Americas. The Group’s geographic segments are Australia, New Zealand and Overseas markets.

Personal Banking Australia comprises personal distribution and banking products. Personal distribution provides a full range of banking and financial planning services to personal customers across Australia, and to small business and agricultural customers in rural Australia.  Banking Products manufactures deposit, transaction accounts and margin lending products. In addition, the business manage ANZ’s direct channels covering Phone Banking, ATMs and Internet Banking.

Service transfer pricing is in use throughout the Group, whereby business and support units recover the cost of services provided to other units. The basis of pricing for internal services varies from cost recovery, to market equivalent. There are some head office costs which are not recharged.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes).

Treasury is the banker to all Group businesses. Treasury provides cash flow support, ensures liquidity, manages interest rate risk and provides capital to the Group businesses.

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit and guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-accrual.

Alphabetical Index

Accounting Policies
Associates
Auditors’ Report
Average Balance Sheet and Related Interest
Bonds and Notes
Capital Adequacy
Certificates of Deposit and Term Deposit Maturities
Commitments
Concentrations of Credit Risk
Contingent Liabilities, Contingent Assets and Credit Related Commitments
Controlled Entities
Critical Accounting Policies
Cross Border Outstandings
Customers’ Liabilities for Acceptances
Deferred Tax Assets
Deposits and Other Borrowings
Derivative Financial Instruments
Directors’ Declaration
Dividends
Doubtful Debts – Industry Analysis
Due from Other Financial Institutions
Due to Other Financial Institutions
Earnings Per Ordinary Share
Employee Share and Option Plans
Equity Instruments Issued to Employees
Events Since the End of the Financial Year
Exchange Rates
Expenses
Fiduciary Activities
Glossary
Goodwill
Impaired Assets
Income
Income Tax Expense
Income Tax Liabilities
Interest Sensitivity Gap
Interest Spreads and Net Interest Average Margins
Interests in Joint Venture Entities
Investment Securities
Life Insurance
Liquid Assets
Loan Capital
Market Risk
Net Fair Value of Financial Instruments
Net Loans and Advances
Notes to the Financial Statements
Notes to the Statements of Cash Flows
Other Assets
Outside Equity Interests
Payables and Other Liabilities
Premises and Equipment
Provisions
Provisions for Doubtful Debts
Regulatory Deposits
Related Party Disclosures
Remuneration of Auditors
Remuneration of Directors
Remuneration of Executives
Securitisation
Segment Analysis
Share Capital
Shares in Controlled Entities, Associates and Joint Venture Entities
Short Term Borrowings
Statements of Cash Flows
Statements of Changes in Shareholders’ Equity
Statements of Financial Performance
Statements of Financial Position
Superannuation Commitments
Trading Securities
US GAAP Reconciliation
Volume and Rate Analysis

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Australia and New Zealand Banking Group Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Australia and New Zealand Banking Group Limited Level 6, 100 Queen Street Melbourne, Victoria 3000 Australia

The principal activities of the Group during the year were general banking, mortgage lending, life insurance, leasing, hire purchase and general finance, international and investment banking, investment and portfolio management and advisory services, nominee and custodian services and executor and trustee services.

The number of employees (full time equivalents) as at 30 September 2003 was 23,137.

Australia and New Zealand
Banking Group Limited
ABN 11 005 357 522

www.anz.com